# Dreyfus
# Investment Portfolios,
# Core Bond Portfolio

**ANNUAL REPORT** December 31, 2003



YOU, YOUR ADVISOR AND

**Dreyfus**
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents

# The Portfolio

 LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Core Bond Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and director of the Dreyfus Taxable Fixed Income Team that manages the portfolio.

The bond market produced mixed results in 2003 as investor sentiment apparently shifted from pessimism at the start of the year toward a more optimistic outlook by year-end. As the U.S. economy gathered momentum, the more interest-rate-sensitive areas of the bond market began to retreat, and U.S. government securities finished the year with modestly positive total returns. On the other hand, the bond market's more credit-sensitive areas generally benefited from the stronger economy, producing more robust gains for corporate bonds.

While recent economic developments suggest to us that interest rates are more likely to rise in 2004 than to fall further, we continue to believe that bonds deserve a prominent place in most investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

Gerald E. Thunelius, Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

### How did Dreyfus Investment Portfolios, Core Bond Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio's Initial shares achieved a total return of 7.27%, and its Service shares achieved a total return of 7.11%.[1] The portfolio produced aggregate income dividends of $0.540 per share and $0.530 per share for its Initial and Service shares, respectively. In comparison, the Lehman Brothers U.S. Aggregate Index (the "Lehman Index"), the portfolio's current benchmark index, and the Merrill Lynch U.S. Domestic Master Index (the "Merrill Lynch Index"), the fund's previous benchmark index, produced total returns of 4.10 % and 4.12%, respectively, for the same period. [2,3]

The portfolio produced higher returns than both the Lehman Index and the Merrill Lynch Index because of its emphasis on corporate bonds, which rebounded from relatively low price levels when investors generally became more comfortable assuming credit-related risks; inflation-protected securities, which benefited from the same view; and, to a lesser degree, the portfolio's relatively light exposure to mortgage-backed securities during the month of July when refinancing activity peaked, causing an adverse effect on bond prices in this sector of the bond market.

### What is the portfolio's investment approach?

The portfolio seeks to maximize total return through both capital appreciation and current income. The portfolio invests at least 80% of its assets in bonds, including U.S. Treasury securities, U.S. government agency securities, corporate bonds, foreign bonds, mortgage- and asset-backed securities, convertible securities and preferred stocks. The portfolio may invest up to 35% of its assets in bonds rated below investment-grade credit quality, also known as high-yield securities.

Our investment approach emphasizes:

- *Fundamental economic analysis.* Our review of U.S. economic conditions helps us establish the portfolio's average duration, which is a measure of sensitivity to interest-rate changes. If interest rates appear to be rising, we will generally reduce the portfolio's average duration to keep cash available for the purchase of higher-yielding securities as they become available. If interest rates appear to be declining, we will generally increase the portfolio's average duration to lock in prevailing yields.

- *Sector allocation.* We allocate assets among the various sectors of the fixed-income marketplace according to their relative attractiveness based on prevailing and expected market and economic conditions.
- *Security selection.* We choose individual securities according to factors that include their yields, prices, liquidity and the financial health of their issuers.

### What other factors influenced the portfolio's performance?

Although rising geopolitical tensions, corporate scandals and a declining stock market had taken their toll on the U.S. economy, investors apparently grew more optimistic when 2003 began. Despite widespread uncertainty leading up to major combat operations in Iraq, corporate bond prices began to rebound during the first quarter of the year as investors seemed to recognize their value and looked forward to a possible economic recovery. In late March, many investors began to anticipate better business conditions for U.S. companies, and corporate bonds continued to rally.

In this environment, lower-rated corporate bonds generally produced higher returns than bonds with the highest credit ratings. This trend benefited the portfolio, which focused on the lower range of the investment-grade category. In addition, our security selection strategy helped support the portfolio's returns. Early in the reporting period, we tended to emphasize bonds from issuers in the insurance, health care and cable television industries, while we maintained lighter than average positions in bonds from banks. Relatively small positions in high-yield bonds, convertible bonds, preferred stocks and, at times, Treasury Inflation Protected Securities (TIPS) also contributed positively to the portfolio's performance.

After the Federal Reserve Board (the "Fed") reduced interest rates in late June to 1%, a 45-year low, signs of stronger economic growth roiled the bond market, causing one of the most severe six-week declines in the market's history. The portfolio successfully avoided the full brunt of the summer decline by maintaining a relatively short average duration and continuing to emphasize securities that tend to

4

be less sensitive to changing interest rates. Mortgage-backed securities were particularly hard-hit in July when mortgage-refinancing activity reached record levels. The portfolio held fewer mortgage-backed securities than its benchmark, which benefited its relative performance.

Although the market remained volatile through the remainder of the year, bond prices generally recovered as inflationary pressures remained benign and the Fed repeatedly reaffirmed its commitment to keeping short-term interest rates low "for a considerable period."

### What is the portfolio's current strategy?

After their strong rally, corporate bonds reached price levels we considered fully valued. Accordingly, we recently have focused more on issuers that, in our judgment, enjoy strong cash flows and are willing to reduce their debt. In addition, because of the risk that stronger economic growth may lead to higher interest rates in 2004, we reduced the portfolio's average duration to a range we consider shorter than average. We believe that these strategies should enable the portfolio to weather potential volatility as the bond market continues to adjust to a more robust economic environment.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Bond Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2003, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. Domestic Master Index is an unmanaged performance benchmark composed of U.S. Treasury and agency, and mortgage and investment-grade corporate securities with maturities greater than or equal to one year.*

## PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Core Bond Portfolio Initial shares and Service shares with the Lehman Brothers U.S. Aggregate Index and the Merrill Lynch U.S. Domestic Master Index

### Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Initial shares** | **5/1/00** | **7.27%** | **7.40%** |
| **Service shares** | **5/1/00** | **7.11%** | **7.36%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.*

*The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.*

*The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Core Bond Portfolio on 5/1/00 (inception date of Initial shares) to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Lehman Index") and the Merrill Lynch U.S. Domestic Master Index (the "Merrill Lynch Index") on that date.*

*On April 1, 2003, the portfolio's benchmark was changed to the Lehman Brothers U.S. Aggregate Index from the Merrill Lynch U.S. Domestic Master Index because the Lehman Brothers U.S. Aggregate Index is a more widely used measure of taxable bond market performance. For comparative purposes, the value of the Lehman Index on 4/30/00 is used as the beginning value on 5/1/00.*

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Lehman Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Merrill Lynch Index is an unmanaged performance benchmark composed of U.S. government, mortgage and BBB or higher rated corporate securities with maturities greater than or equal to one year; U.S. Treasury securities in the Merrill Lynch Index must have par amounts outstanding greater than or equal to $1 billion and corporate and generic mortgage-backed securities $100 million per coupon. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## STATEMENT OF INVESTMENTS

December 31, 2003

| Bonds and Notes—97.7% | Principal Amount[a] | Value ($) |
|---|---|---|
| **Aerospace & Defense—.8%** | | |
| Boeing Capital, | | |
| Sr. Notes, 4.75%, 2008 | 279,000 | 288,119 |
| General Dynamics, | | |
| Sr. Notes, 4.5%, 2010 | 378,000 | 386,894 |
| | | **675,013** |
| **Agriculture—.8%** | | |
| Altria, | | |
| Notes, 7%, 2013 | 415,000 | 443,512 |
| Bunge Ltd. Finance, | | |
| Notes, 5.875%, 2013 | 315,000 | 319,388 |
| | | **762,900** |
| **Airlines—.5%** | | |
| American Airlines, | | |
| Pass-Through Ctfs., Ser. 1999-1, 7.024%, 2009 | 159,000 | 158,794 |
| Continental Airlines, | | |
| Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 2017 | 130,026 | 127,116 |
| Delta Air Lines, | | |
| Pass Through Ctfs., Ser. 2001-1, 7.111%, 2011 | 159,000 | 160,431 |
| US Air, | | |
| Enhanced Equipment Notes, Ser. C, 8.93%, 2009 | 42,614 [b] | 426 |
| | | **446,767** |
| **Asset-Backed Ctfs./Credit Cards—.6%** | | |
| MBNA Credit Card Master Note Trust, | | |
| Ser. 2002-C1, Cl. 1, 6.8%, 2014 | 525,000 | **571,682** |
| **Asset-Backed Ctfs./Home Equity Loans—.4%** | | |
| Conseco Finance Securitizations: | | |
| Ser. 2000-D, Cl. A3, 7.89%, 2018 | 71 | 72 |
| Ser. 2000-E, Cl. A5, 8.02%, 2031 | 268,358 | 277,399 |
| The Money Store Home Equity Trust, | | |
| Ser. 1998-B, Cl. AF8, 6.11%, 2010 | 73,897 | 75,595 |
| | | **353,066** |
| **Banking—1.3%** | | |
| Dresdner Funding Trust I, | | |
| Bonds, 8.151%, 2031 | 265,000 [c] | 303,387 |
| Rabobank Capital Funding II, | | |
| Bonds, 5.26%, 2049 | 300,000 [c] | 301,500 |
| Sovereign Bancorp, | | |
| Sr. Notes, 10.5%, 2006 | 473,000 | 559,792 |
| | | **1,164,679** |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs.−1.7%** | | |
| CS First Boston Mortgage Securities, | | |
| Ser. 1998-C1, Cl. C, 6.78%, 2040 | 441,000 | 483,962 |
| Chase Commerical Mortgage Securities, | | |
| Ser. 2001-245, Cl. A1, 5.974%, 2016 | 667,024 [c,d] | 714,817 |
| GS Mortgage Securities II, | | |
| Ser. 2001-LIBA, Cl. F, 6.733%, 2016 | 300,000 [c] | 323,339 |
| | | **1,522,118** |
| **Commercial Services−.9%** | | |
| Cendant: | | |
| Notes, 6.25%, 2010 | 215,000 | 234,162 |
| Notes, 7.125%, 2015 | 287,000 | 324,713 |
| McKesson, | | |
| Notes, 7.75%, 2012 | 189,000 | 222,675 |
| | | **781,550** |
| **Diversified Financial Services−3.8%** | | |
| American Express, | | |
| Notes, 4.875%, 2013 | 416,000 | 417,665 |
| Capital One Bank, | | |
| Sub. Notes, 6.5%, 2013 | 315,000 | 330,833 |
| Farmers Exchange Capital, | | |
| Trust Surplus Note Securities, 7.05%, 2028 | 430,000 [c] | 403,596 |
| Ford Motor Credit: | | |
| Global Landmark Securities, 5.625%, 2008 | 679,000 | 697,776 |
| Global Landmark Securities, 6.5%, 2007 | 275,000 | 293,140 |
| GMAC, | | |
| Medium Term Notes, 2.41%, 2005 | 667,000 [d] | 672,361 |
| General Electric Capital: | | |
| Medium-Term Notes, Ser. A, 6.75%, 2032 | 214,000 | 237,711 |
| Sr. Notes, Ser. A, 4.25%, 2010 | 369,000 | 367,718 |
| | | **3,420,800** |
| **Electric Utilities−2.3%** | | |
| Centerpoint Energy, | | |
| Sr. Notes, 3.75%, 2023 | 651,000 [c] | 693,586 |
| Duke Energy, | | |
| First Mortgage, 5.3%, 2015 | 722,000 | 733,129 |
| Public Service Co. of Colorado, | | |
| First Collateral Trust Bonds, Ser. 12, 4.875%, 2013 | 403,000 | 403,564 |
| SCANA, | | |
| Sr. Notes, 1.62%, 2006 | 271,000 [d] | 271,108 |
| | | **2,101,387** |

| Bonds and Notes (continued) | | Principal Amount[a] | Value ($) |
|---|---|---|---|
| **Food & Beverages−.3%** | | | |
| Miller Brewing, Notes, 4.25%, 2008 | | 265,000 [c] | **268,812** |
| **Foreign /Governmental−20.0%** | | | |
| Australia Government, Bonds, Ser. 513, 6.5%, 2013 | AUD | 4,360,000 | 3,489,502 |
| Canadian Government, Bonds, 5.25%, 2013 | CAD | 2,446,000 | 1,976,741 |
| Federal Republic of Brazil, Bonds, 10.125%, 2027 | | 880,000 | 937,200 |
| New Zealand Government: | | | |
| Bonds, Ser. 404, 8%, 2004 | NZD | 2,615,000 | 1,726,278 |
| Bonds, Ser. 413, 6.5%, 2013 | NZD | 4,060,000 | 2,766,611 |
| Republic of Argentina, Gtd. Bonds, Ser. L-GP, 6%, 2023 | | 5,478,000 [b] | 2,766,390 |
| Republic of Venezuela, Bonds, 7%, 2018 | | 880,000 | 683,320 |
| Spain Letras del Tesoro Bills, 0%, 06/18/2004 | EUR | 3,000,000 | 3,738,821 |
| | | | **18,084,863** |
| **Healthcare−2.0%** | | | |
| Bristol-Myers Squibb, Notes, 5.75%, 2011 | | 279,000 | 301,967 |
| HCA: | | | |
| Notes, 5.25%, 2008 | | 328,000 | 334,631 |
| Notes, 6.25%, 2013 | | 192,000 | 196,872 |
| Manor Care, Gtd. Notes, 6.25%, 2013 | | 328,000 | 347,270 |
| Medco Health Solutions, Sr. Notes, 7.25%, 2013 | | 368,000 | 402,173 |
| Wyeth, Notes, 5.25%, 2013 | | 193,000 | 196,819 |
| | | | **1,779,732** |
| **Manufacturing−1.6%** | | | |
| General Electric, Notes, 5%, 2013 | | 450,000 | 455,925 |
| Tyco International: | | | |
| Gtd. Notes, 5.8%, 2006 | | 414,000 | 439,875 |
| Sr. Conv. Debs., Ser. B, 3.125%, 2023 | | 433,000 | 594,948 |
| | | | **1,490,748** |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Media−2.6%** | | |
| British Sky Broadcasting: | | |
| Gtd. Notes, 6.875%, 2009 | 186,000 | 209,057 |
| Sr. Notes, 8.2%, 2009 | 298,000 | 355,256 |
| COX Communications, | | |
| Notes, 6.75%, 2011 | 249,000 | 282,504 |
| Clear Channel Communications, | | |
| Sr. Notes, 5%, 2012 | 400,000 | 402,242 |
| Comcast, | | |
| Sr. Notes, 6.5%, 2015 | 418,000 | 454,623 |
| InterActive, | | |
| Notes, 7%, 2013 | 327,000 | 361,154 |
| Viacom, | | |
| Notes, 5.5%, 2033 | 317,000 | 296,248 |
| | | **2,361,084** |
| **Mining & Metals−1.0%** | | |
| Alcoa, | | |
| Notes, 6%, 2012 | 376,000 | 409,276 |
| Placer Dome, | | |
| Debs., Ser. B, 8.5%, 2045 | 400,000 | 471,437 |
| | | **880,713** |
| **Municipals−1.6%** | | |
| Golden State Tobacco Securitization, | | |
| Bonds, 5.5%, 2018 | 318,000 | 328,523 |
| Puerto Rico Highway & Transportation Authority, | | |
| Bonds, 5.5%, 2012 | 140,000 | 163,650 |
| Salt River Project Agricultural Improvement, | | |
| Bonds, 5%, 2012 | 350,000 | 392,255 |
| State of Connecticut, | | |
| Bonds, 5%, 2010 | 225,000 | 253,791 |
| State of Maryland, | | |
| Bonds, 5%, 2011 | 300,000 | 339,054 |
| | | **1,477,273** |
| **Oil & Gas−.1%** | | |
| Petro-Canada, | | |
| Notes, 4%, 2013 | 141,000 | **130,487** |
| **Property-Casualty Insurance−.8%** | | |
| Fund American Cos., | | |
| Notes, 5.875%, 2013 | 235,000 | 238,274 |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Property-Casualty Insurance (continued)** | | |
| Liberty Mutual Insurance, | | |
| Notes, 7.875%, 2026 | 210,000 [c] | 212,907 |
| Markel, | | |
| Notes, 6.8%, 2013 | 193,000 | 203,933 |
| Metlife, | | |
| Sr. Notes, 5.375%, 2012 | 105,000 | 108,311 |
| | | **763,425** |
| **Real Estate Investment Trusts−.2%** | | |
| New Plan Excel Realty Trust, | | |
| Sr. Notes, 6.875%, 2004 | 175,000 | **181,397** |
| **Residential Mortgage Pass-Through Ctfs.−4.6%** | | |
| Ameriquest Mortgage Securities, | | |
| Ser. 2003-IA1, Cl. A4, 4.965%, 2033 | 1,000,000 | 1,000,000 |
| Bank of America Mortgage Securities II, | | |
| Ser. 2003-1, Cl. B4, 5.25%, 2018 | 144,719 [c] | 128,732 |
| Chase Mortgage Finance: | | |
| Ser. 1999-S13, Cl. B4, 6.5%, 2014 | 178,817 [c] | 177,047 |
| Ser. 2003-S1, Cl. B3, 5.072%, 2018 | 337,637 [c] | 299,864 |
| Ser. 2003-S2, Cl. B3, 5%, 2018 | 265,733 [c] | 228,212 |
| Ser. 2003-S2, Cl. B4, 5%, 2018 | 131,375 [c] | 95,943 |
| Ser. 2003-S2, Cl. B5, 5%, 2018 | 266,668 [c] | 89,120 |
| Countrywide Home Loans: | | |
| Ser. 2001-9, Cl. B3, 6.75%, 2031 | 603,488 [c] | 629,619 |
| Ser. 2002-26, Cl. B3, 5.5%, 2017 | 190,380 [c] | 176,901 |
| Ser. 2003-15, Cl. B5, 4.874%, 2018 | 586,729 [c] | 205,355 |
| Residential Funding Mortgage Securities I: | | |
| Ser. 1999-S11, Cl. M3, 6.5%, 2029 | 708,850 | 737,062 |
| Ser. 2001-S21, Cl. B2, 6.25%, 2016 | 103,709 | 101,282 |
| Ser. 2003-S1, Cl. B1, 5%, 2018 | 290,999 [c] | 255,125 |
| | | **4,124,262** |
| **Retail−.3%** | | |
| Saks, | | |
| Notes, 7%, 2013 | 11,158 [c] | 11,437 |
| Toys R US, | | |
| Notes, 7.875%, 2013 | 240,000 | 258,609 |
| | | **270,046** |
| **Structured Index−5.4%** | | |
| AB Svensk ExportKredit, | | |
| GSCI−ER Indexed Notes, 0%, 2008 | 2,630,000 [c,e] | 2,595,021 |
| DJ Trac-x | | |
| Credit Linked Trust Certificates, 6.05%, 2009 | 1,500,000 [c,f] | 1,543,125 |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Structured Index (continued)** | | |
| Lehman Brothers TRAINS, | | |
| Ser. 2003-1, 8.666%, 2013 | 641,142 [c,f] | 710,065 |
| | | **4,848,211** |
| **Technology−.5%** | | |
| IBM, | | |
| Sr. Notes, 4.75%, 2012 | 400,000 | **401,567** |
| **Telecommunications−2.3%** | | |
| AT&T, | | |
| Sr. Notes, 8.5%, 2031 | 178,000 | 208,722 |
| British Telecommunications, | | |
| Notes, 8.375%, 2010 | 191,000 | 232,803 |
| France Telecom, | | |
| Notes, 9.0%, 2011 | 169,000 | 203,315 |
| Qwest: | | |
| Bank Note, Ser. A, 6.50%, 2007 | 418,000 [d] | 438,377 |
| Bank Note, Ser. B, 6.95%, 2010 | 249,000 [d] | 255,847 |
| Sprint Capital, | | |
| Notes, 8.75%, 2032 | 406,000 | 481,318 |
| Verizon Florida, | | |
| Debs., Ser. F, 6.125%, 2013 | 269,000 | 288,480 |
| | | **2,108,862** |
| **U.S. Government−9.0%** | | |
| U.S. Treasury Bonds, | | |
| 5.375%, 2/15/2031 | 1,604,000 | 1,673,229 |
| U.S. Treasury Notes, | | |
| 3.25%, 5/31/2004 | 487,000 | 491,621 |
| 4.25%, 11/15/2013 | 5,084,000 | 5,079,983 |
| 7.5%, 2/15/2005 | 864,000 | 923,901 |
| | | **8,168,734** |
| **U.S. Government Agencies−3.4%** | | |
| Federal Home Loan Banks, | | |
| Bonds, 1.625%, 6/15/2005 | 3,040,000 | **3,041,712** |
| **U.S. Government Agencies/ Mortgage Backed−28.9%** | | |
| Federal Home Loan Mortgage Corp., | | |
| Gtd. Multiclass Mortgage Participation Ctfs. REMIC, | | |
| (Interest Only Obligations): | | |
| Ser. 1999, Cl. PW, 7%, 8/15/2026 | 2,496 [g] | 26 |
| Ser. 2649, Cl. IU, 5%, 12/15/2021 | 4,700,092 [g] | 720,509 |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **U.S. Government Agencies/** | | |
| **Mortgage Backed (continued)** | | |
| Federal National Mortgage Association, | | |
| 3%, 9/1/2017 | 227,743 | 232,500 |
| 6.2%, 1/1/2011 | 1,940,153 | 2,140,648 |
| REMIC Trust, Gtd. Pass-Through Ctfs., | | |
| (Interest Only Obligations): | | |
| Ser. 2002-82, Cl. IB, 5.5%, 1/25/2021 | 2,931,103 [g] | 96,104 |
| Ser. 2002-92, Cl. IA, 5.5%, 5/25/2031 | 1,153,129 [g] | 78,467 |
| Government National Mortgage Association I, | | |
| 5.5%, 4/15/2033 | 2,224,802 | 2,264,964 |
| 6% | 17,000,000 [h] | 17,669,290 |
| 6.5% | 1,875,000 [h] | 1,976,363 |
| Government National Mortgage Association II, | | |
| 5%, 7/20/2030 | 55,769 | 55,600 |
| 6.5%, 7/20/2031-9/20/2031 | 641,792 | 675,884 |
| 7%, 7/20/2031 | 48,931 | 52,020 |
| 7.5%, 5/20/2031-8/20/2031 | 169,544 | 180,617 |
| | | **26,142,992** |
| **Total Bonds and Notes** | | |
| (cost $86,787,967) | | **88,324,882** |

| Preferred Stocks−.5% | Shares | Value ($) |
|---|---|---|
| **Electric Utilities−.4%** | | |
| BGE Capital Trust I, | | |
| Cum., $1.55 | 12,822 | **336,321** |
| **Telecommunications−.1%** | | |
| Motorola, | | |
| Cum. Conv., $3.50 (units) | 3,253 [i] | **139,930** |
| **Total Preferred Stocks** | | |
| (cost $483,200) | | **476,251** |

| Options−.1% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options;** | | |
| Interest Rate Swaption, | | |
| March 2004 @ 4.37% | | |
| (cost $116,733) | 6,990,000 | **49,990** |

| Other Investments—20.9% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Companies:** | | |
| Dreyfus Institutional Cash Advantage Fund | 6,299,334 [j] | 6,299,334 |
| Dreyfus Institutional Cash Advantage Plus Fund | 6,299,333 [j] | 6,299,333 |
| Dreyfus Institutional Preferred Plus Money Market Fund | 6,299,333 [j] | 6,299,333 |
| **Total Other Investments**<br>  (cost $18,898,000) | | **18,898,000** |

| Short-Term Investments—4.6% | Principal Amount[a] | Value ($) |
|---|---|---|
| **U.S. Treasury Bills:** | | |
| .92%, 1/02/2004 | 185,000 | 185,000 |
| .99%, 1/15/2004 | 370,000 [k] | 369,882 |
| .83%, 2/12/2004 | 1,640,000 | 1,638,491 |
| 1.0%, 5/27/2004 | 1,966,000 | 1,958,942 |
| **Total Short-Term Investments**<br>  (cost $4,151,196) | | **4,152,315** |

| | | |
|---|---|---|
| **Total Investments** (cost $110,437,096) | **123.8%** | **111,901,438** |
| **Liabilities, Less Cash and Receivables** | **(23.8%)** | **(21,533,008)** |
| **Net Assets** | **100.0%** | **90,368,430** |

[a]  Principal amount stated in U.S Dollars unless otherwise noted:
  AUD—Australian Dollars
  CAD—Canadian Dollars
  EUR—Euro
  NZD—New Zealand Dollars
[b]  Non-income producing—security in default.
[c]  Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2003, these securities amounted to $10,367,510 or 11.5% of net assets.
[d]  Variable rate security—interest rate subject to periodic change.
[e]  Security linked to Goldman Sachs Commodity Index—Excess Return.
[f]  Security linked to a portfolio of debt securities.
[g]  Notional face amount shown.
[h]  Purchased on a forward commitment basis.
[i]  Units represent a contract to purchase shares of common stock for $50 on November 16, 2004 and a senior note with a principal amount of $50.
[j]  Investments in affiliated money market mutual funds—See Note 3(d).
[k]  Partially held by a broker as collateral for open financial futures positions.
See notes to financial statements.

# STATEMENT OF FINANCIAL FUTURES

December 31, 2003

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized (Depreciation) at 12/31/2003 ($) |
|---|---|---|---|---|
| **Financial Futures Short** | | | | |
| 90 Day Euro | 85 | 20,877,063 | September 2004 | (10,571) |
| U.S. Treasury 2 Year Notes | 60 | 12,842,813 | March 2004 | (15,396) |
| | | | | **(25,967)** |

*See notes to financial statements.*

# STATEMENT OF OPTIONS WRITTEN

December 31, 2003

| | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options** | | |
| Interest Rate Swaption, March 2004 @ 3.87% (Premiums received $47,532) | 6,990,000 | **7,160** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 110,437,096 | 111,901,438 |
| Receivable for investment securities sold | | 5,880,746 |
| Dividends and interest receivable | | 724,567 |
| Receivable for shares of Beneficial Interest subscribed | | 9,698 |
| Prepaid expenses | | 701 |
| | | **118,517,150** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 37,359 |
| Cash overdraft due to Custodian | | 2,128,603 |
| Payable for investment securities purchased | | 25,457,634 |
| Unrealized depreciation on forward currency exchange contracts–Note 4 | | 353,686 |
| Payable for shares of Beneficial Interest redeemed | | 56,346 |
| Unrealized depreciation on swaps–Note 4 | | 40,062 |
| Payable for futures variation margin–Note 4 | | 29,263 |
| Outstanding options written, at value (premiums received $47,532)–See Statement of Options Written | | 7,160 |
| Payable for open swaps–Note 4 | | 1,209 |
| Accrued expenses | | 37,398 |
| | | **28,148,720** |
| **Net Assets ($)** | | **90,368,430** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 89,301,956 |
| Accumulated undistributed investment income–net | | 141,616 |
| Accumulated net realized gain (loss) on investments | | (162,487) |
| Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($25,967) net unrealized (depreciation) on financial futures] | | 1,087,345 |
| **Net Assets ($)** | | **90,368,430** |

| Net Asset Value Per Share | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 31,912,164 | 58,456,266 |
| Shares Outstanding | 2,454,591 | 4,499,130 |
| **Net Asset Value Per Share ($)** | **13.00** | **12.99** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

| | |
|---|---|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 3,643,126 |
| Cash dividends | 203,809 |
| **Total Income** | **3,846,935** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 562,655 |
| Distribution fees–Note 3(b) | 148,239 |
| Auditing fees | 43,909 |
| Custodian fees–Note 3(b) | 37,965 |
| Prospectus and shareholders' reports | 10,328 |
| Shareholder servicing costs–Note 3(b) | 4,906 |
| Legal fees | 3,533 |
| Trustees' fees and expenses–Note 3(c) | 2,823 |
| Interest expense–Note 2 | 1,199 |
| Miscellaneous | 12,082 |
| **Total Expenses** | **827,639** |
| Less–waiver of fees due to undertaking–Note 3(a) | (103,364) |
| **Net Expenses** | **724,275** |
| **Investment Income–Net** | **3,122,660** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions: | |
|   Long transactions | 5,197,802 |
|   Short sale transactions | 106,629 |
| Net realized gain (loss) on options transactions | 14,854 |
| Net realized gain (loss) on financial futures | (849,847) |
| Net realized gain (loss) on swap tansactions | 4,609 |
| Net realized gain (loss) on forward currency exchange contracts | (335,890) |
| **Net Realized Gain (Loss)** | **4,138,157** |
| Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $96,783 net unrealized appreciation on financial futures) | (776,013) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **3,362,144** |
| **Net Increase in Net Assets Resulting from Operations** | **6,484,804** |

*See notes to financial statements.*

## STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| **Operations ($):** | | |
| Investment income–net | 3,122,660 | 3,816,929 |
| Net realized gain (loss) on investments | 4,138,157 | (936,393) |
| Net unrealized appreciation (depreciation) on investments | (776,013) | 2,378,169 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **6,484,804** | **5,258,705** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Initial shares | (1,402,520) | (1,470,409) |
| Service shares | (2,383,575) | (2,466,828) |
| Net realized gain on investments: | | |
| Initial shares | (597,559) | – |
| Service shares | (1,099,916) | – |
| **Total Dividends** | **(5,483,570)** | **(3,937,237)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 6,288,220 | 12,327,742 |
| Service shares | 7,180,294 | 35,038,710 |
| Dividends reinvested: | | |
| Initial shares | 2,000,079 | 1,470,409 |
| Service shares | 3,483,491 | 2,466,828 |
| Cost of shares redeemed: | | |
| Initial shares | (10,583,514) | (7,264,010) |
| Service shares | (10,634,810) | (10,887,362) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(2,266,240)** | **33,152,317** |
| **Total Increase (Decrease) in Net Assets** | **(1,265,006)** | **34,473,785** |
| **Net Assets ($):** | | |
| Beginning of Period | 91,633,436 | 57,159,651 |
| **End of Period** | **90,368,430** | **91,633,436** |
| Undistributed investment income–net | 141,616 | 1,758 |

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| **Capital Share Transactions:** | | |
| **Initial Shares** | | |
| Shares sold | 481,407 | 972,479 |
| Shares issued for dividends reinvested | 153,156 | 116,120 |
| Shares redeemed | (806,182) | (573,670) |
| **Net Increase (Decrease) in Shares Outstanding** | **(171,619)** | **514,929** |
| **Service Shares** | | |
| Shares sold | 548,807 | 2,762,297 |
| Shares issued for dividends reinvested | 267,062 | 194,898 |
| Shares redeemed | (810,360) | (865,805) |
| **Net Increase (Decrease) in Shares Outstanding** | **5,509** | **2,091,390** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| **Initial Shares** | 2003 | 2002 | 2001[a] | 2000[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.87 | 12.67 | 12.94 | 12.50 |
| Investment Operations: | | | | |
| Investment income—net | .45[c] | .61[c] | .75[c] | .50 |
| Net realized and unrealized gain (loss) on investments | .47 | .21 | (.18) | .56 |
| Total from Investment Operations | .92 | .82 | .57 | 1.06 |
| Distributions: | | | | |
| Dividends from investment income—net | (.54) | (.62) | (.72) | (.50) |
| Dividends from net realized gain on investments | (.25) | – | (.12) | (.12) |
| Total Distributions | (.79) | (.62) | (.84) | (.62) |
| Net asset value, end of period | 13.00 | 12.87 | 12.67 | 12.94 |
| **Total Return (%)** | 7.27 | 6.70 | 4.55 | 8.61[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | .72 | .80 | .80 | .80[e] |
| Ratio of net investment income to average net assets | 3.39 | 4.82 | 5.71 | 6.24[e] |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | – | – | .17 | 1.10[e] |
| Portfolio Turnover Rate | 905.09[f] | 653.12 | 654.39 | 953.66[d] |
| Net Assets, end of period ($ x 1,000) | 31,912 | 33,810 | 26,744 | 12,048 |

[a]  As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.04% to 5.71%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.

[b]  From May 1, 2000 (commencement of operations) to December 31, 2000.

[c]  Based on average shares outstanding at each month end.

[d]  Not annualized.

[e]  Annualized.

[f]  The portfolio turnover rate excluding mortgage dollar roll transactions was 684.58%.

See notes to financial statements.

| Service Shares | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001[a] | 2000[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.87 | 12.66 | 12.93 | 12.93 |
| Investment Operations: | | | | |
| Investment income—net | .43[c] | .62[c] | .70[c] | – |
| Net realized and unrealized | | | | |
|   gain (loss) on investments | .47 | .21 | (.13) | – |
| Total from Investment Operations | .90 | .83 | .57 | – |
| Distributions: | | | | |
| Dividends from investment income—net | (.53) | (.62) | (.72) | – |
| Dividends from net realized | | | | |
|   gain on investments | (.25) | – | (.12) | – |
| Total Distributions | (.78) | (.62) | (.84) | – |
| Net asset value, end of period | 12.99 | 12.87 | 12.66 | 12.93 |
| **Total Return (%)** | 7.11 | 6.78 | 4.46 | – |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | .80 | .80 | .80 | – |
| Ratio of net investment income | | | | |
|   to average net assets | 3.29 | 4.82 | 5.77 | – |
| Decrease reflected in above expense | | | | |
|   ratios due to undertakings | | | | |
|   by The Dreyfus Corporation | .17 | .20 | .35 | – |
| Portfolio Turnover Rate | 905.09[d] | 653.12 | 654.39 | 953.66[e] |
| Net Assets, end of period ($ x 1,000) | 58,456 | 57,823 | 30,416 | 1 |

[a]   *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.10% to 5.77%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.*

[b]   *The portfolio commenced offering Service shares on December 31, 2000.*

[c]   *Based on average shares outstanding at each month end.*

[d]   *The portfolio turnover rate excluding mortgage dollar roll transactions was 684.58%.*

[e]   *Not annualized.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Core Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return through capital appreciation and current income. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Foreign currency transactions:** The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(e) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $178,887 and unrealized appreciation $1,293,847. In addition, the fund had

$506,379 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following year.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: ordinary income $5,483,570 and $3,937,237, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $803,293, decreased accumulated net realized gain (loss) on investments by $775,635 and decreased paid-in capital by $27,658. Net assets were not affected by this reclassification.

### NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended December 31, 2003 was approximately $82,200, with a related weighted average annualized interest rate of 1.46%.

### NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .60 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $103,364, pursuant to the undertaking.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $148,239 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $190 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $37,965 pursuant to the custody agreement.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $121,255 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

## NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities and securities sold short, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions, during the period ended December 31, 2003, of which $202,066,398 in purchases and $202,584,095 in sales were from dollar roll transactions:

|  | Purchases | Sales |
| --- | --- | --- |
| Long transactions | 829,389,176 | 836,877,964 |
| Short sale transactions | 12,014,189 | 12,120,818 |
| **Total** | **841,403,365** | **848,998,782** |

The portfolio may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the portfolio sells mortgage-backed securities to a financial institution and simultaneously agrees to accept substantially similar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

The portfolio is engaged in short-selling which obligates the portfolio to replace the security borrowed by purchasing the security at current market value. The portfolio would incur a loss if the price of the security increases between the date of the short sale and the date on which the portfolio replaces the borrowed security. The portfolio would realize a gain if the price of the security declines between those dates. The portfolio's long security positions serve as collateral for the open short positions. At December 31, 2003, there were no securities sold short outstanding.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2003, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended December 31, 2003:

| | Face Amount | | Options Terminated | |
| | Covered by | Premiums | | Net Realized |
| Options Written: | Contracts ($) | Received ($) | Cost ($) | Gain ($) |
| --- | --- | --- | --- | --- |
| Contracts outstanding December 31, 2002 | – | – | | |
| Contracts written | 13,980,000 | 116,733 | | |
| Contracts closed | 6,990,000 | 69,201 | 54,347 | 14,854 |
| **Contracts outstanding December 31, 2003** | **6,990,000** | **47,532** | | |

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2003:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized (Depreciation) ($) |
|---|---|---|---|---|
| **Purchases:** | | | | |
| Japanese Yen, expiring 3/31/2004 | 67,134,201 | 629,422 | 626,895 | (2,527) |
| **Sales:** | | **Proceeds ($)** | | |
| Australian Dollars, expiring 3/4/2004 | 4,360,000 | 3,160,847 | 3,256,920 | (96,073) |
| Canadian Dollars, expiring 3/2/2004 | 1,223,000 | 935,802 | 941,783 | (5,981) |
| Canadian Dollars, expiring 3/4/2004 | 1,223,000 | 936,985 | 941,718 | (4,733) |
| Euro, expiring 3/3/2004 | 1,500,000 | 1,795,620 | 1,884,150 | (88,530) |
| Euro, expiring 3/4/2004 | 1,500,000 | 1,806,795 | 1,884,150 | (77,355) |
| New Zealand Dollars, expiring 3/3/2004 | 1,743,000 | 1,109,664 | 1,133,996 | (24,332) |
| New Zealand Dollars, expiring 3/4/2004 | 1,743,000 | 1,114,178 | 1,133,822 | (19,644) |
| New Zealand Dollars, expiring 3/5/2004 | 3,486,000 | 2,233,132 | 2,267,643 | (34,511) |
| **Total** | | | | **(353,686)** |

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Credit default swaps involve commitments to pay a fixed rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in the Statement of Operations as an adjustment to interest income. Credit default swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. The following summarizes credit default swaps entered into by the portfolio at December 31, 2003:

| Notional Amount ($) | Description | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|
| 350,000 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .34% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009 | 147 |
| 350,000 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .36% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009 | (147) |
| 400,000 | Agreement with Merrill Lynch terminating September 20, 2008 to pay a fixed rate of .38% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009 | (530) |
| 700,000 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .51% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Countrywide Home Loans, 5.625%, 7/15/2009 | (5,134) |

| Notional Amount ($) | Description | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|
| 400,000 | Agreement with Merrill Lynch terminating September 20, 2008 to pay a fixed rate of .59% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Countrywide Home Loans, 5.625%, 7/15/2009 | (4,369) |
| 620,000 | Agreement with Merrill Lynch terminating December 20, 2008 to pay a fixed rate of .29% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Federal Home Loan Mortgage Corp., 5.75%, 1/15/2012 | 287 |
| 625,000 | Agreement with Merrill Lynch terminating December 20, 2008 to pay a fixed rate of .30% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Federal Home Loan Mortgage Corp., 5.75%, 1/15/2012 | 0 |
| 2,254,000 | Agreement with Merrill Lynch terminating March 20, 2009 to pay a fixed rate of .60% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on iBoxx, 3/20/2009 | 592 |
| 319,793 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of 1.15% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Kroger, 5.5%, 2/1/2013 | (9,637) |
| 319,793 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .93% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Safeway, 5.8%, 8/15/2012 | (5,059) |
| 639,585 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .57% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Target, 5.875%, 3/1/2012 | (8,756) |

| Notional Amount ($) | Description | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|
| 700,000 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .54% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 5.625%, 1/15/2007 | (4,109) |
| 400,000 | Agreement with Merrill Lynch terminating September 20, 2008 to pay a fixed rate of .59% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 5.625%, 7/15/2007 | (3,347) |
| **Total** | | **(40,062)** |

Realized gains and losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2003, the cost of investments for federal income tax purposes was $110,610,248; accordingly, accumulated net unrealized appreciation on investments was $1,291,190, consisting of $1,978,795 gross unrealized appreciation and $687,605 and gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

**Shareholders and Board of Trustees**
**Dreyfus Investment Portfolios, Core Bond Portfolio**

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and options written, of Dreyfus Investment Portfolios, Core Bond Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Core Bond Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
February 5, 2004

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates .84% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

————————

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

————————

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

**David W. Burke (67)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

————————

**Whitney I. Gerard (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

————————

**Arthur A. Hartman (77)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

————————

**George L. Perry (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

————————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 81 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

# For More Information

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

**Dreyfus**
**Investment Portfolios,**
**Core Bond Portfolio**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 165AR1203

# Dreyfus Investment Portfolios, Core Value Portfolio

**ANNUAL REPORT** December 31, 2003



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents

# The Portfolio



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Core Value Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Valerie J. Sill.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

Valerie J. Sill, Portfolio Manager

### How did Dreyfus Investment Portfolios, Core Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, Dreyfus Investment Portfolios, Core Value Portfolio produced total returns of 28.42% for its Initial shares and 28.14% for its Service shares.[1] In comparison, the portfolio's benchmark, the S&P 500/BARRA Value Index, produced a total return of 31.79% for the same period.[2]

After three years of negative results, stocks rebounded sharply during 2003, as uncertainty over Iraq eased and the U.S. economy began to recover. Although the portfolio participated in the market's rise to a significant degree, it trailed its benchmark primarily because of its focus on higher-quality, value-oriented stocks at a time in which shares of more speculative growth companies provided better performance.

### What is the portfolio's investment approach?

The portfolio invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom-up" stock selection approach, focusing on individual companies, rather than a "top-down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, sales and earnings momentum and likely catalysts that could ignite the stock price.

### What other factors influenced the portfolio's performance?

The stock market began the year weighed down by a persistently weak economy and uncertainty leading up to the war in Iraq. After it became clear that major combat would be over quickly, investor sentiment improved sharply. With interest rates near historic lows and new federal income tax cuts enacted by Congress, investors' expectations of stronger economic growth grew. By the summer, more tangible signs of economic recovery had started to emerge, and during the third

The Portfolio    **3**

quarter of the year, the U.S. economy posted its highest level of growth in nearly 20 years. As a result, the stock market rally persisted through year-end.

The portfolio participated in the stock market rally to a significant degree. Positive returns were fueled by the portfolio's investments in economically sensitive companies in the capital goods, financial services and technology groups. In these areas, the economic upturn benefited holdings such as Corning, which produces fiber optic cables, liquid crystal display screens and other technology components; and Deere & Co., which produces agricultural and construction equipment. Large brokerage firms, such as Goldman Sachs and Morgan Stanley, saw trading volume increase, money management fees strengthen and underwriting volume on new stock issues bounce back. Investors also began to anticipate a rebound in corporate capital spending, which benefited technology companies such as semiconductors giant Intel and global electronics leader Koninklijke (Royal) Philips Electronics.

A number of "special situations" also benefited the portfolio, such as the takeover of FleetBoston Financial by Bank of America and the turnaround at fast food giant McDonald's, where new management boosted U.S. sales.

The portfolio's returns relative to its benchmark suffered from not owning some of the better-performing stocks in the S&P 500/BARRA Value Index. For example, the portfolio held few of the lower-quality technology companies that led the market's advance. Instead, we chose to emphasize larger, stable growth technology leaders. For example, Microsoft is one of the portfolio's top ten holdings, but the company's stock did not participate in the rally because its growth rate lagged that of smaller, less seasoned businesses. From our value-oriented perspective, we regard Microsoft as an attractively valued stock trading at the low end of its five-year price range. In addition, we believe that Microsoft is likely to attract interest later in the economic cycle where investors have historically turned toward companies with a demonstrated ability to produce stable earnings in a variety of economic climates.

## What is the portfolio's current strategy?

We have continued to emphasize companies, such as Microsoft and Nokia, ADR, that have produced solid profits but lackluster market gains in recent times. In our view, such companies should perform well when investors begin to appreciate their high-quality earnings and attractive valuations. In addition, we believe that many brokerage companies and manufacturers can continue to benefit significantly from further economic recovery in 2004.

The portfolio's strategy is to invest in large capitalization value stocks that possess strong business fundamentals and have a catalyst in place to generate capital appreciation. Several pharmaceutical stocks such as Pfizer and Johnson & Johnson appear to fit that description. They have performed poorly because investors believed that their earnings growth in the coming years will weaken as patents on some of their larger products expire. However, we believe that these companies' stock prices sufficiently reflect these concerns, and their stocks could rise as they introduce new products.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500/BARRA Value Index is a capitalization-weighted index of all the stocks in the Standard & Poor's 500 Composite Price Index ("S&P 500 Index") that have low price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

# PORTFOLIO PERFORMANCE



Dreyfus Investment Portfolios,
  Core Value Portfolio (Initial shares) ———
Dreyfus Investment Portfolios,
  Core Value Portfolio (Service shares) ∙∙∙∙∙∙∙
Standard & Poor's 500/BARRA Value Index† ▬▬▬

$12,220
$12,190

$11,188

Dollars

13,000
12,000
11,000
10,000
9,000
8,000

5/1/98    98    99    00    01    02    03

Years Ended 12/31

Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Core Value Portfolio Initial shares and Service shares and the Standard & Poor's 500/BARRA Value Index

## Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Initial shares** | **5/1/98** | **28.42%** | **5.30%** | **3.60%** |
| **Service shares** | **5/1/98** | **28.14%** | **5.24%** | **3.55%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.*

*The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.*

*The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Core Value Portfolio on 5/1/98 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's 500/BARRA Value Index (the "Index") on that date.*

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a capitalization-weighted index of all the stocks in the S&P 500 that have low price-to-book ratios. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# STATEMENT OF INVESTMENTS

December 31, 2003

| Common Stocks−97.2% | Shares | Value ($) |
|---|---|---|
| **Appliances & Household Durables−.7%** | | |
| Sony, ADR | 16,000 | **554,720** |
| **Banking−12.7%** | | |
| American Express | 20,500 | 988,715 |
| Bank of America | 13,600 | 1,093,848 |
| Citigroup | 73,100 | 3,548,274 |
| Comerica | 7,300 | 409,238 |
| Fannie Mae | 11,500 | 863,190 |
| FleetBoston Financial | 34,406 | 1,501,822 |
| U.S. Bancorp | 38,700 | 1,152,486 |
| | | **9,557,573** |
| **Basic Industries−2.2%** | | |
| Alcoa | 26,000 | 988,000 |
| International Paper | 15,000 | 646,650 |
| | | **1,634,650** |
| **Beverages & Tobacco−.7%** | | |
| Altria | 10,300 | **560,526** |
| **Brokerage−12.1%** | | |
| Bear Stearns Cos. | 4,600 | 367,770 |
| Goldman Sachs | 23,400 | 2,310,282 |
| J.P. Morgan Chase & Co | 42,000 | 1,542,660 |
| Lehman Brothers Holdings | 15,500 | 1,196,910 |
| Merrill Lynch & Co | 31,500 | 1,847,475 |
| Morgan Stanley | 31,400 | 1,817,118 |
| | | **9,082,215** |
| **Capital Goods−15.2%** | | |
| Corning | 80,400 [a] | 838,572 |
| Deere & Co | 21,900 | 1,424,595 |
| Eaton | 8,700 | 939,426 |
| Emerson Electric | 12,800 | 828,800 |
| Nokia, ADR | 80,200 | 1,363,400 |
| Pitney Bowes | 10,900 | 442,758 |
| Rockwell Collins | 15,500 | 465,465 |
| STMicroelectronics (New York Shares) | 25,300 | 683,353 |
| Telefonaktiebolaget LM Ericssson, ADR | 55,200 [a] | 977,040 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Capital Goods (continued)** | | |
| United Technologies | 20,800 | 1,971,216 |
| Xerox | 107,500 [a] | 1,483,500 |
| | | **11,418,125** |
| **Consumer Durables–3.4%** | | |
| Black & Decker | 7,700 | 379,764 |
| Koninklijke (Royal) Philips Electronics (New York Shares) | 74,900 | 2,178,841 |
| | | **2,558,605** |
| **Consumer Non-Durables–1.5%** | | |
| Jones Apparel Group | 22,200 | 782,106 |
| Kimberly-Clark | 6,200 | 366,358 |
| | | **1,148,464** |
| **Consumer Services–12.6%** | | |
| Abercrombie & Fitch, Cl. A | 12,100 [a] | 298,991 |
| Brinker International | 10,900 [a] | 361,444 |
| Gannett | 8,400 | 748,944 |
| Interrepublic Group of Companies | 24,300 | 379,080 |
| Knight-Ridder | 6,800 | 526,116 |
| Kroger Co | 19,800 [a] | 366,498 |
| Liberty Media, Cl. A | 159,064 [a] | 1,891,271 |
| Limited Brands | 40,700 | 733,821 |
| McDonald's | 72,300 | 1,795,209 |
| Safeway | 30,200 [a] | 661,682 |
| Viacom, Cl. B | 38,800 | 1,721,944 |
| | | **9,485,000** |
| **Data Processing–1.5%** | | |
| Automatic Data Processing | 28,100 | **1,113,041** |
| **Energy–8.6%** | | |
| Anadarko Petroleum | 15,000 | 765,150 |
| Apache | 4,800 | 389,280 |
| BP, ADR | 20,400 | 1,006,740 |
| Exxon Mobil | 61,404 | 2,517,564 |
| Royal Dutch Petroleum (New York Shares) | 15,300 | 801,567 |
| Schlumberger | 18,800 | 1,028,736 |
| | | **6,509,037** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care–6.3%** | | |
| Baxter International | 37,900 | 1,156,708 |
| Becton, Dickinson & Co | 18,300 | 752,862 |
| Johnson & Johnson | 13,700 | 707,742 |
| McKesson | 20,200 | 649,632 |
| Pfizer | 26,320 | 929,886 |
| Wyeth | 12,600 | 534,870 |
| | | **4,731,700** |
| **Insurance–6.7%** | | |
| Allstate | 31,800 | 1,368,036 |
| American International Group | 20,896 | 1,384,987 |
| Hartford Financial Services Group | 6,500 | 383,695 |
| Marsh & McLennan Companies | 13,400 | 641,726 |
| Principal Financial Group | 18,300 | 605,181 |
| Travelers Property Casualty, Cl. A | 39,000 | 654,420 |
| | | **5,038,045** |
| **Technology–9.3%** | | |
| Cadence Design Systems | 61,400 [a] | 1,103,972 |
| Comverse Technology | 33,100 [a] | 582,229 |
| Intel | 37,200 | 1,197,840 |
| International Business Machines | 8,500 | 787,780 |
| Microsoft | 84,200 | 2,318,868 |
| Sungard Data Systems | 13,400 [a] | 371,314 |
| 3COM | 35,900 [a] | 293,303 |
| Tellabs | 42,300 [a] | 356,589 |
| | | **7,011,895** |
| **Telecommunications–1.3%** | | |
| Sprint (FON Group) | 27,000 | 443,340 |
| Sprint (PCS Group) | 98,100 [a] | 551,322 |
| | | **994,662** |
| **Transportation–1.2%** | | |
| Union Pacific | 12,700 | **882,396** |
| **Utilities–1.2%** | | |
| Verizon Communications | 26,150 | **917,342** |
| **Total Common Stocks** | | |
| (cost $60,968,146) | | **73,197,996** |

| Preferred Stocks–1.4% | Shares | Value ($) |
|---|---|---|
| **Consumer Services;** | | |
| News Corp, ADR | | |
| (cost $730,692) | 33,850 | **1,023,962** |

| Short-Term Investments–.7% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Agency Discount Note;** | | |
| Federal Farm Credit Bank, | | |
| .75%, 1/2/2004 | | |
| (cost $568,988) | 569,000 | **568,988** |

| | | |
|---|---|---|
| **Total Investments** (cost $62,267,826) | **99.3%** | **74,790,946** |
| **Cash and Receivables (Net)** | **.7%** | **499,886** |
| **Net Assets** | **100.0%** | **75,290,832** |

[a] *Non-income producing.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 62,267,826 | 74,790,946 |
| Cash | | 22,178 |
| Receivable for investment securities sold | | 1,062,256 |
| Dividends and interest receivable | | 96,279 |
| Receivable for shares of Beneficial Interest subscribed | | 30,446 |
| | | **76,002,105** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 54,612 |
| Payable for investment securities purchased | | 605,597 |
| Payable for shares of Beneficial Interest redeemed | | 13,530 |
| Accrued expenses | | 37,534 |
| | | **711,273** |
| **Net Assets ($)** | | **75,290,832** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 74,872,683 |
| Accumulated undistributed investment income—net | | 291,633 |
| Accumulated net realized gain (loss) on investments | | (12,396,604) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 12,523,120 |
| **Net Assets ($)** | | **75,290,832** |

### Net Asset Value Per Share

| | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 31,812,398 | 43,478,434 |
| Shares Outstanding | 2,259,062 | 3,087,204 |
| **Net Asset Value Per Share ($)** | **14.08** | **14.08** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $22,964 foreign taxes withheld at source) | 1,183,938 |
| Interest | 19,680 |
| **Total Income** | **1,203,618** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 491,092 |
| Distribution fees–Note 3(b) | 93,685 |
| Professional fees | 33,700 |
| Prospectus and shareholders' reports | 10,830 |
| Custodian fees–Note 3(b) | 10,592 |
| Shareholder servicing costs–Note 3(b) | 6,604 |
| Trustees' fees and expenses–Note 3(c) | 2,110 |
| Miscellaneous | 3,738 |
| **Total Expenses** | **652,351** |
| Less–waiver of fees due to undertaking–Note 3(a) | (38,657) |
| **Net Expenses** | **613,694** |
| **Investment Income–Net** | **589,924** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (114,806) |
| Net unrealized appreciation (depreciation) on investments | 16,325,293 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **16,210,487** |
| **Net Increase in Net Assets Resulting from Operations** | **16,800,411** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| **Operations ($):** | | |
| Investment income–net | 589,924 | 416,814 |
| Net realized gain (loss) on investments | (114,806) | (11,139,001) |
| Net unrealized appreciation (depreciation) on investments | 16,325,293 | (6,808,564) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **16,800,411** | **(17,530,751)** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Initial shares | (248,220) | (281,596) |
| Service shares | (280,034) | (230,189) |
| **Total Dividends** | **(528,254)** | **(511,785)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 3,235,592 | 6,631,731 |
| Service shares | 4,692,054 | 22,995,663 |
| Dividends reinvested: | | |
| Initial shares | 248,220 | 281,596 |
| Service shares | 280,034 | 230,189 |
| Cost of shares redeemed: | | |
| Initial shares | (5,890,089) | (7,854,362) |
| Service shares | (4,327,722) | (2,525,634) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(1,761,911)** | **19,759,183** |
| **Total Increase (Decrease) in Net Assets** | **14,510,246** | **1,716,647** |
| **Net Assets ($):** | | |
| Beginning of Period | 60,780,586 | 59,063,939 |
| **End of Period** | **75,290,832** | **60,780,586** |
| Undistributed investment income–net | 291,633 | 228,180 |

|  | Year Ended December 31, | |
|  | 2003 | 2002 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Initial Shares** | | |
| Shares sold | 261,379 | 507,506 |
| Shares issued for dividends reinvested | 19,911 | 21,783 |
| Shares redeemed | (495,176) | (642,363) |
| **Net Increase (Decrease) in Shares Outstanding** | **(213,886)** | **(113,074)** |
| **Service Shares** | | |
| Shares sold | 404,335 | 1,741,452 |
| Shares issued for dividends reinvested | 22,857 | 17,931 |
| Shares redeemed | (360,864) | (214,858) |
| **Net Increase (Decrease) in Shares Outstanding** | **66,328** | **1,544,525** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **Initial Shares** | 2003 | 2002 | 2001 | 2000 | 1999 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.06 | 14.54 | 15.10 | 13.97 | 11.72 |
| Investment Operations: | | | | | |
| Investment income−net [a] | .12 | .09 | .12 | .17 | .07 |
| Net realized and unrealized gain (loss) on investments | 3.01 | (3.46) | (.45) | 1.50 | 2.24 |
| Total from Investment Operations | 3.13 | (3.37) | (.33) | 1.67 | 2.31 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.11) | (.11) | (.01) | (.16) | (.06) |
| Dividends from net realized gain on investments | − | − | (.22) | (.38) | − |
| Total Distributions | (.11) | (.11) | (.23) | (.54) | (.06) |
| Net asset value, end of period | 14.08 | 11.06 | 14.54 | 15.10 | 13.97 |
| **Total Return (%)** | 28.42 | (23.29) | (2.08) | 12.06 | 19.73 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | .85 | .88 | .96 | .97 | 1.00 |
| Ratio of net investment income to average net assets | .99 | .69 | .83 | 1.19 | .56 |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | − | − | .02 | .07 | .50 |
| Portfolio Turnover Rate | 55.90 | 65.72 | 65.13 | 110.74 | 97.14 |
| Net Assets, end of period ($ x 1,000) | 31,812 | 27,354 | 37,595 | 23,897 | 15,343 |

[a]   *Based on average shares outstanding at each month end.*
*See notes to financial statements.*

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| **Service Shares** | 2003 | 2002 | 2001 | 2000[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 11.07 | 14.54 | 15.09 | 15.09 |
| Investment Operations: | | | | |
| Investment income–net | .10[b] | .08[b] | .08[b] | – |
| Net realized and unrealized gain (loss) on investments | 3.00 | (3.45) | (.40) | – |
| Total from Investment Operations | 3.10 | (3.37) | (.32) | – |
| Distributions: | | | | |
| Dividends from investment income–net | (.09) | (.10) | (.01) | – |
| Dividends from net realized gain on investments | – | – | (.22) | – |
| Total Distributions | (.09) | (.10) | (.23) | – |
| Net asset value, end of period | 14.08 | 11.07 | 14.54 | 15.09 |
| **Total Return (%)** | 28.14 | (23.31) | (2.08) | – |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 1.00 | 1.00 | 1.00 | – |
| Ratio of net investment income to average net assets | .84 | .62 | .61 | – |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | .10 | .13 | .27 | – |
| Portfolio Turnover Rate | 55.90 | 65.72 | 65.13 | 110.74 |
| Net Assets, end of period ($ x 1,000) | 43,478 | 33,426 | 21,469 | 1 |

[a]  *The portfolio commenced offering Service shares on December 31, 2000.*
[b]  *Based on average shares outstanding at each month end.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Core Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $410 during the period ended December 31, 2003 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(d) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $291,633, accumulated capital losses $12,152,981 and unrealized appreciation $12,279,497.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $512,304 of the carryover expires in fiscal 2009, $10,101,121 expires in fiscal 2010 and $1,539,556 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: ordinary income $528,254 and $511,785, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $1,783 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the line of credit.

### NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $38,657, pursuant to the undertaking.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $93,685 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $199 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $10,592 pursuant to the custody agreement.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $35,474,700 and $37,106,304, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $62,511,449; accordingly, accumulated net unrealized appreciation on investments was $12,279,497, consisting of $12,955,168 gross unrealized appreciation and $675,671 gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

**Shareholders and Board of Trustees**
**Dreyfus Investment Portfolios, Core Value Portfolio**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Core Value Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Core Value Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
February 5, 2004

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

——————————

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm ( January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

——————————

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

## David W. Burke (67)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

————————

## Whitney I. Gerard (69)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

————————

## Arthur A. Hartman (77)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

————————

## George L. Perry (69)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

————————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 81 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

# For More Information

**Dreyfus
Investment Portfolios,
Core Value Portfolio**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

172AR1203

# Dreyfus
# Investment Portfolios,
# Founders Discovery
# Portfolio

**ANNUAL REPORT** December 31, 2003



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Founders Discovery Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Robert Ammann, CFA, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

Robert Ammann, CFA, Portfolio Manager
Founders Asset Management LLC, Sub-Investment Adviser

### How did Dreyfus Investment Portfolios, Founders Discovery Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio produced total returns of 36.18% for its Initial shares and 35.99% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a 47.25% total return for the same period.[2] Because the portfolio currently focuses primarily on small-cap growth stocks, we believe that the Russell 2000 Growth Index, which produced a 48.54% total return for the reporting period, is also an accurate measure of the portfolio's performance for comparison purposes.[3]

Strong corporate profit growth, robust economic growth, an accommodative monetary policy, a favorable inflation picture and a favorable dividend and capital gains tax environment helped drive the market's strong returns during 2003. However, the strongest returns were seen in the highest risk asset classes and the portfolio produced lower returns than its benchmark, primarily because the rally was led by smaller, lower-quality stocks that the portfolio did not own due to either liquidity concerns or their inability to meet our investment criteria. Additionally, the portfolio's relative performance was hindered by holding a relatively large cash position during a period of rising stock prices; however, progress was made toward reducing the cash position during the fourth quarter.

### What is the portfolio's investment approach?

The portfolio invests primarily in equity securities of small and relatively unknown U.S.-based companies that we believe possess high-growth potential. Typically, these companies are not listed on national securities exchanges but instead trade on the over-the-counter market. The portfolio may also invest in larger companies if, in our opinion, they represent better prospects for capital appreciation. Although the portfolio will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities.

Rather than utilizing a "top-down" approach to stock selection, which relies on forecasting stock market trends, we focus on a "bottom-up" approach in which stocks are chosen according to their own individual merits. Stock selection is made on a company-by-company basis, with particular emphasis on companies that we believe are well-managed and well-positioned within their industries.

### What other factors influenced the portfolio's performance?

Some of the portfolio's sector allocations slightly hindered performance, including overweight positions in the lagging industrials and energy sectors; a significant overweight position in the slightly lagging consumer discretionary sector; and an underweight position in the very strong-performing telecommunication services sector. Additionally, while the portfolio's position in the information technology sector varied over the reporting period, its average was roughly in line with the Index. However, the timing of under/overweighting in this sector had a modest negative effect on performance.

Conversely, some of the portfolio's sector allocations helped the portfolio's performance. The most favorable impact came from a significant underweighting in the financials sector where the portfolio's position averaged just under a 2% weighting over the year, vs. the over 22% average weighting for the Index. We maintained an underweight position due to liquidity constraints many of the small-cap financials pose, as well as concerns that they would underperform as we near the end of an interest-rate easing cycle. Less significant positive sector allocation impacts included underweight positions in the lagging utilities, materials and consumer staples sectors, as well as an overweight position in the strong-performing health care sector.

From a stock selection standpoint, the portfolio had relatively poor stock selection in the financials sector. Fortunately, much of this impact was reduced due to the portfolio's significant underweight position. From an absolute performance perspective, the portfolio received strong returns within its health care holdings, our returns somewhat lagged relative to the Index. Most of this relative weakness can be attributed to the poor performance seen by Accredo Health, a contract pharmacy services company, which fell sharply early in the year as they lowered expectations due to competitive and acquisition integration-related issues. Other poor performing health care holdings included AMN HealthCareServices, Lifepoint Hospitals, and Charles River

Laboratories. Poor performance within the telecommunication services sector was driven by the poor performance of former holding Boston Communications Group, a provider of billing and processing services for wireless carriers, which fell after revealing that their largest customer was considering bringing "in-house" some of the services that Boston Communications had historically provided. Underperformance within the materials sector early in the year related to our ownership in RPM International, which fell sharply, related to potential asbestos liability concerns. Other sectors which had a slight negative overall contribution to performance from stock selection included consumer staples, energy, and information technology.

Other significant stock-specific negative contributors include Alloy, Inc, a teen direct marketing and media company, which fell sharply after missing earnings expectations due to unexpected higher fulfillment costs and more promotional activity. Atlantic Coast Airlines, Scholastic Corp., and Tech Data were also meaningful negative contributors.

The portfolio did see positive overall selections across many of its holdings in the consumer discretionary sector. The portfolio's largest contributor from an individual stock perspective came from Harman International Industries who is a provider of audio and other electronics to the consumer and automobile OEM markets. Harman has appreciated sharply as a result of high-quality earnings results that have been driven by automotive OEM's adoption of Harman's newer infotainment solutions. Specialty retail was another bright spot for the portfolio as holdings such as Advance Auto Parts and Tractor Supply performed well.

Significant positive contributors from an individual stock perspective include a variety of holdings across a diverse group of industries. Aside from the few disappointments in the health care sector, we generally saw strong selection across many of our other holdings here. In particular we saw strong performance from Select Medical, a long-term acute care hospital and outpatient rehabilitation services company, performed strongly as they realized strong growth and the added "tailwind" of a more favorable reimbursement environment. Taro Pharmaceutical Industries, a generic drug company, Integra Lifesciences, a neuro and life sciences company, Odyssey Healthcare, a hospice care provider, and Andrx, a pharmaceutical company all were meaningful contributors during the reporting period. Within the Industrials sector strong performers include Stericycle, a medical waste management company, and Education Management, a for-profit education company.

The portfolio also saw a benefit from the performance of IPOs that were purchased during the reporting period. The portfolio participated in nine IPOs which had a very modest positive contribution to overall performance.

### What is the portfolio's current strategy?

We are pleased to have been able to continue to lower the cash position from recent levels in excess of 10% to more normal levels under 10% as of the close of the reporting period. As a result, the number of holdings in the portfolio increased from 100 in January 2003 to 117 as we ended the year.

Our strategy for the portfolio remains consistent. We will continue to utilize our bottom-up process to identify companies we believe are capable of posting strong future earnings growth, and are valued attractively. While 2003 was not a year that favored "higher quality" within the small-cap sector; we remain of the belief that a strategy that focuses on quality companies with strong earnings growth and incorporates a strict focus on valuation will demonstrate its importance over time.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Discovery Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

[3] *SOURCE: LIPPER INC. — The Russell 2000 Growth Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

# PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Founders Discovery Portfolio Initial shares and Service shares and the Russell 2000 Index

## Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Initial shares** | **12/15/99** | **36.18%** | **(7.92)%** |
| **Service shares** | **12/15/99** | **35.99%** | **(8.02)%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.*

*The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.*

*The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders Discovery Portfolio on 12/15/99 (inception date of Initial shares) to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date. For comparative purposes, the value of the Index on 11/30/99 is used as the beginning value on 12/15/99.*

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# STATEMENT OF INVESTMENTS

December 31, 2003

| Common Stocks−92.5% | Shares | Value ($) |
|---|---|---|
| **Aerospace & Defense−1.4%** | | |
| KVH Industries | 5,690 [a] | 156,304 |
| ManTech International, Cl. A | 4,220 [a] | 105,289 |
| | | **261,593** |
| **Air Freight & Logistics−2.3%** | | |
| Forward Air | 3,860 [a] | 106,150 |
| Pacer International | 10,230 [a] | 206,851 |
| UTI Worldwide | 3,430 | 130,100 |
| | | **443,101** |
| **Apparel, Accessories & Luxury Goods−.9%** | | |
| Columbia Sportswear | 3,040 [a] | **165,680** |
| **Banks−.6%** | | |
| Southwest Bancorporation of Texas | 3,040 | **118,104** |
| **Broadcasting & Cable TV−1.3%** | | |
| Cumulus Media, Cl. A | 11,680 [a] | **256,960** |
| **Building Products−.7%** | | |
| Trex | 3,340 [a] | **126,853** |
| **Casinos & Gaming−.3%** | | |
| Shuffle Master | 1,700 [a] | **58,854** |
| **Commercial Services−3.9%** | | |
| Corinthian Colleges | 1,890 [a] | 105,008 |
| Education Management | 6,460 [a] | 200,518 |
| Kroll | 4,870 [a] | 126,620 |
| LECG | 6,170 [a] | 141,231 |
| Strayer Education | 1,070 | 116,448 |
| Universal Technical Institute | 1,620 [a] | 48,600 |
| | | **738,425** |
| **Communications Equipment−5.5%** | | |
| Arris Group | 21,055 [a] | 152,438 |
| Avocent | 5,640 [a] | 205,973 |
| Harris | 5,006 | 189,978 |
| NetScreen Technologies | 2,560 [a] | 63,360 |
| Polycom | 6,500 [a] | 126,880 |
| Powerwave Technologies | 10,850 [a] | 83,002 |
| SafeNet | 1,640 [a] | 50,463 |
| Stratex Networks | 39,932 [a] | 169,711 |
| | | **1,041,805** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Construction & Engineering–1.2%** | | |
| Chicago Bridge & Iron (New York Shares) | 4,100 | 118,490 |
| Jacobs Engineering Group | 2,270 a | 108,983 |
| | | **227,473** |
| **Construction & Farm Machinery & Heavy Trucks–.5%** | | |
| Wabtec | 5,570 | **94,913** |
| **Consumer Electronics–1.5%** | | |
| Harman International Industries | 3,840 | **284,083** |
| **Distillers & Vintners–.6%** | | |
| Constellation Brands, Cl. A | 3,190 a | **105,047** |
| **Electrical Components & Equipment–1.0%** | | |
| AMETEK | 3,880 | **187,249** |
| **Electronic Equipment Manufacturers–2.2%** | | |
| Aeroflex | 10,810 a | 126,369 |
| FLIR Systems | 4,150 a | 151,475 |
| RadiSys | 6,550 a | 110,433 |
| TTM Technologies | 2,390 a | 40,343 |
| | | **428,620** |
| **Environmental Services–2.0%** | | |
| Stericycle | 4,000 a | 186,800 |
| Waste Connections | 5,120 a | 193,382 |
| | | **380,182** |
| **General Merchandise Stores–.6%** | | |
| Tuesday Morning | 3,750 a | **113,437** |
| **Health Care–11.8%** | | |
| Advanced Neuromodulation Systems | 5,760 a | 264,845 |
| ALARIS Medical Systems | 12,060 a | 183,433 |
| AMERIGROUP | 3,990 a | 170,174 |
| Fisher Scientific International | 5,630 a | 232,913 |
| Henry Schein | 3,050 a | 206,119 |
| Integra LifeSciences Holdings | 2,630 a | 75,297 |
| Merit Medical Systems | 3,830 a | 85,256 |
| Odyssey Healthcare | 7,212 a | 211,023 |
| ResMed | 3,050 a | 126,697 |
| SFBC International | 9,120 a | 242,227 |
| Select Medical | 15,240 | 248,107 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Sola International | 7,070 [a] | 132,916 |
| VISX | 3,040 [a] | 70,376 |
| | | **2,249,383** |
| **Home Furnishings–1.4%** | | |
| Furniture Brands International | 8,970 | **263,090** |
| **Hotels, Resorts & Cruise Lines–3.0%** | | |
| Choice Hotels International | 6,820 | 240,405 |
| Fairmont Hotels & Resorts | 12,530 | 340,064 |
| | | **580,469** |
| **Industrial Machinery–1.0%** | | |
| Actuant, Cl. A | 5,170 [a] | **187,154** |
| **Insurance Brokers–1.4%** | | |
| Platinum Underwriters Holdings | 5,810 | 174,300 |
| Scottish Annuity & Life Holdings | 4,700 | 97,666 |
| | | **271,966** |
| **IT Consulting & Other Services–1.6%** | | |
| CIBER | 11,230 [a] | 97,252 |
| Lionbridge Technologies | 21,000 [a] | 201,810 |
| | | **299,062** |
| **Leisure Products–3.2%** | | |
| Leapfrog Enterprises | 5,390 [a] | 142,997 |
| Marvel Enterprises | 10,790 [a] | 314,097 |
| Polaris Industries | 1,760 | 155,901 |
| | | **612,995** |
| **Oil & Gas–4.4%** | | |
| CARBO Ceramics | 1,870 | 95,837 |
| National-Oilwell | 13,224 [a] | 295,689 |
| Pioneer Natural Resources | 3,080 [a] | 98,344 |
| Pride International | 3,740 [a] | 69,714 |
| Quicksilver Resources | 4,440 [a] | 143,412 |
| Superior Energy Services | 13,690 [a] | 128,686 |
| | | **831,682** |
| **Pharmaceuticals–8.2%** | | |
| Andrx | 8,930 [a] | 214,677 |
| Angiotech Pharmaceuticals | 2,840 [a] | 130,640 |
| Impax Laboratories | 11,220 [a] | 161,456 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Pharmaceuticals (continued)** | | |
| K-V Pharmaceutical, Cl. A | 3,665 a | 93,458 |
| MGI Pharma | 3,635 a | 149,580 |
| Medicis Pharmaceutical, Cl. A | 4,370 | 311,581 |
| Pharmaceutical Resources | 1,460 a | 95,119 |
| Salix Pharmaceuticals | 4,240 a | 96,121 |
| Taro Pharmaceutical Industries | 3,000 a | 193,500 |
| Valeant Pharmaceuticals International | 4,540 | 114,181 |
| | | **1,560,313** |
| **Publishing–.7%** | | |
| Getty Images | 2,670 a | **133,847** |
| **Restaurants–2.6%** | | |
| Krispy Kreme Doughnuts | 1,910 a | 69,906 |
| RARE Hospitality International | 5,945 a | 145,296 |
| Red Robin Gourmet Burgers | 3,250 a | 98,930 |
| Ruby Tuesday | 6,150 | 175,214 |
| | | **489,346** |
| **Retail–.2%** | | |
| Whole Foods Market | 630 | **42,292** |
| **Semiconductors & Equipment–7.3%** | | |
| Actel | 6,620 a | 159,542 |
| Artisan Components | 10,280 a | 210,740 |
| Brooks Automation | 12,329 a | 297,992 |
| Entegris | 13,160 a | 169,106 |
| Fairchild Semiconductor International | 8,200 a | 204,754 |
| OmniVision Technologies | 1,040 a | 57,460 |
| Semtech | 8,120 a | 184,568 |
| Sigmatel | 3,980 a | 98,226 |
| | | **1,382,388** |
| **Soft Drinks–.8%** | | |
| Cott | 5,620 a | **157,416** |
| **Software–6.3%** | | |
| ANSYS | 2,280 a | 90,516 |
| Altiris | 4,665 a | 170,179 |
| Cadence Design Systems | 3,920 a | 70,482 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Software (continued)** | | |
| Concur Technologies | 7,630 a | 73,858 |
| Hyperion Solutions | 2,710 a | 81,679 |
| j2 Global Communications | 2,710 a | 67,127 |
| Macrovision | 13,466 a | 304,197 |
| Manhattan Associates | 2,460 a | 67,994 |
| Secure Computing | 5,391 a | 96,553 |
| Sonic Solutions | 7,950 a | 121,635 |
| United Online | 3,465 a | 58,177 |
| | | **1,202,397** |
| **Specialty Chemicals−.8%** | | |
| Valspar | 3,230 | **159,627** |
| **Specialty Stores−5.1%** | | |
| Advance Auto Parts | 3,670 a | 298,738 |
| Cost Plus | 4,070 a | 166,870 |
| Guitar Center | 8,280 a | 269,762 |
| Movie Gallery | 6,280 | 117,310 |
| PETCO Animal Supplies | 3,710 a | 112,970 |
| | | **965,650** |
| **Steel−1.0%** | | |
| GrafTech International | 13,740 a | **185,490** |
| **Technology Distributors−.8%** | | |
| Insight Enterprises | 8,308 a | **156,190** |
| **Telecommunications−1.2%** | | |
| PTEK Holdings | 26,580 a | **234,170** |
| **Trading Companies & Distributors−.8%** | | |
| Fastenal | 3,070 | **153,316** |
| **Trucking−2.4%** | | |
| J.B. Hunt Transport Services | 4,070 a | 109,931 |
| Knight Transportation | 3,960 a | 101,574 |
| Overnite | 6,120 a | 139,230 |
| Werner Enterprises | 5,527 | 107,721 |
| | | **458,456** |
| **Total Common Stocks** <br> (cost $14,105,159) | | **17,609,078** |

| Short-Term Investments–6.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Agency Discount Note;** | | |
| Federal National Mortgage Association, .65%, 1/2/2004 (cost $1,151,979) | 1,152,000 | **1,151,979** |
| **Total Investments** (cost $15,257,138) | **98.6%** | **18,761,057** |
| **Cash and Receivables (Net)** | **1.4%** | **273,644** |
| **Net Assets** | **100.0%** | **19,034,701** |

*a Non-income producing.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 15,257,138 | 18,761,057 |
| Cash | | 30,942 |
| Receivable for investment securities sold | | 463,582 |
| Receivable for shares of Beneficial Interest subscribed | | 29,278 |
| Dividends receivable | | 2,026 |
| Prepaid expenses | | 929 |
| | | **19,287,814** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 27,960 |
| Payable for investment securities purchased | | 188,990 |
| Payable for shares of Beneficial Interest redeemed | | 4,312 |
| Accrued expenses | | 31,851 |
| | | **253,113** |
| **Net Assets ($)** | | **19,034,701** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 25,816,514 |
| Accumulated net realized gain (loss) on investments | | (10,285,732) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 3,503,919 |
| **Net Assets ($)** | | **19,034,701** |

## Net Asset Value Per Share

|  | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 15,917,984 | 3,116,717 |
| Shares Outstanding | 1,785,054 | 350,895 |
| **Net Asset Value Per Share ($)** | **8.92** | **8.88** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

**Investment Income ($):**

**Income:**

| | |
|---|---|
| Cash dividends (net of $34 foreign taxes withheld at source) | 19,450 |
| Interest | 17,525 |
| **Total Income** | **36,975** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 126,110 |
| Auditing fees | 37,791 |
| Custodian fees–Note 3(b) | 20,420 |
| Prospectus and shareholders' reports | 9,372 |
| Distribution fees–Note 3(b) | 6,547 |
| Shareholder servicing costs–Note 3(b) | 1,393 |
| Legal fees | 1,361 |
| Trustees' fees and expenses–Note 3(c) | 924 |
| Loan commitment fees–Note 2 | 141 |
| Miscellaneous | 1,389 |
| **Total Expenses** | **205,448** |
| Less–waiver of fees due to undertaking–Note 3(a) | (5,011) |
| **Net Expenses** | **200,437** |
| **Investment (Loss)–Net** | **(163,462)** |

**Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):**

| | |
|---|---|
| Net realized gain (loss) on investments | 126,273 |
| Net unrealized appreciation (depreciation) on investments | 4,518,581 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **4,644,854** |
| **Net Increase in Net Assets Resulting from Operations** | **4,481,392** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| **Operations ($):** | | |
| Investment (loss)–net | (163,462) | (148,257) |
| Net realized gain (loss) on investments | 126,273 | (3,820,832) |
| Net unrealized appreciation (depreciation) on investments | 4,518,581 | (1,623,887) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **4,481,392** | **(5,592,976)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 5,196,771 | 2,309,288 |
| Service shares | 329,846 | 1,553,261 |
| Cost of shares redeemed: | | |
| Initial shares | (1,820,073) | (3,717,669) |
| Service shares | (403,310) | (655,833) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **3,303,234** | **(510,953)** |
| **Total Increase (Decrease) in Net Assets** | **7,784,626** | **(6,103,929)** |
| **Net Assets ($):** | | |
| Beginning of Period | 11,250,075 | 17,354,004 |
| **End of Period** | **19,034,701** | **11,250,075** |
| **Capital Share Transactions (Shares):** | | |
| **Initial Shares** | | |
| Shares sold | 681,882 | 295,747 |
| Shares redeemed | (252,071) | (445,294) |
| **Net Increase (Decrease) in Shares Outstanding** | **429,811** | **(149,547)** |
| **Service Shares** | | |
| Shares sold | 43,491 | 182,820 |
| Shares redeemed | (55,313) | (85,758) |
| **Net Increase (Decrease) in Shares Outstanding** | **(11,822)** | **97,062** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **Initial Shares** | 2003 | 2002 | 2001 | 2000 | 1999[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 6.55 | 9.81 | 12.04 | 13.89 | 12.50 |
| Investment Operations: | | | | | |
| Investment income (loss)−net[b] | (.09) | (.08) | (.08) | (.08) | .01 |
| Net realized and unrealized gain (loss) on investments | 2.46 | (3.18) | (2.15) | (1.71) | 1.38 |
| Total from Investment Operations | 2.37 | (3.26) | (2.23) | (1.79) | 1.39 |
| Distributions: | | | | | |
| Dividends from investment income−net | − | − | − | (.01) | − |
| Dividends from net realized gain on investments | − | − | − | (.05) | − |
| Total Distributions | − | − | − | (.06) | − |
| Net asset value, end of period | 8.92 | 6.55 | 9.81 | 12.04 | 13.89 |
| **Total Return (%)** | 36.18 | (33.23) | (18.52) | (13.02) | 11.12[c] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | 1.41 | 1.34 | 1.39 | 1.41 | .07[c] |
| Ratio of net investment income (loss) to average net assets | (1.15) | (1.06) | (.77) | (.60) | .06[c] |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | − | .05 | .11 | .52 | 1.45[c] |
| Portfolio Turnover Rate | 120.85 | 132.08 | 106.00 | 123.96 | 7.49[c] |
| Net Assets, end of period ($ x 1,000) | 15,918 | 8,881 | 14,755 | 13,960 | 2,223 |

[a] *From December 15, 1999 (commencement of operations) to December 31, 1999.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
*See notes to financial statements.*

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| **Service Shares** | 2003 | 2002 | 2001 | 2000[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 6.53 | 9.78 | 12.04 | 12.04 |
| Investment Operations: | | | | |
| Investment (loss)–net | (.09)[b] | (.09)[b] | (.09)[b] | – |
| Net realized and unrealized<br>   gain (loss) on investments | 2.44 | (3.16) | (2.17) | – |
| Total from Investment Operations | 2.35 | (3.25) | (2.26) | – |
| Net asset value, end of period | 8.88 | 6.53 | 9.78 | 12.04 |
| **Total Return (%)** | 35.99 | (33.23) | (18.77) | – |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 1.50 | 1.46 | 1.49 | – |
| Ratio of net investment (loss)<br>   to average net assets | (1.23) | (1.17) | (1.02) | – |
| Decrease reflected in above expense<br>   ratios due to undertakings<br>   by The Dreyfus Corporation | .19 | .18 | .28 | – |
| Portfolio Turnover Rate | 120.85 | 132.08 | 106.00 | 123.96 |
| Net Assets, end of period ($ x 1,000) | 3,117 | 2,369 | 2,599 | 1 |

[a]  *The portfolio commenced offering Service shares on December 31, 2000.*
[b]  *Based on average shares outstanding at each month end.*
*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Discovery Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation. Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Mellon.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $491 during the period ended December 31, 2003 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(d) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $10,001,687 and unrealized appreciation $3,219,874.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $1,024,575 of the carryover expires in fiscal 2008, $4,917,933 expires in fiscal 2009, $3,800,802 expires in fiscal 2010 and $258,377 expires in fiscal 2011.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $163,462 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the Facility.

### NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .90 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. During the period ended December 31, 2003, Dreyfus waived receipt of fees of $5,011 pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

**Average Net Assets**

| | |
|---|---|
| 0 to $100 million | .25 of 1% |
| 100 million to $1 billion | .20 of 1% |
| $1 billion to $1.5 billion | .16 of 1% |
| In excess of $1.5 billion | .10 of 1% |

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $6,547 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $201 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $20,420 pursuant to the custody agreement.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $18,143,498 and $15,150,612, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $15,541,183; accordingly, accumulated net unrealized appreciation on investments was $3,219,874, consisting of $3,944,596 gross unrealized appreciation and $724,722 gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

**Shareholders and Board of Trustees**
**Dreyfus Investment Portfolios, Founders Discovery Portfolio**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders Discovery Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders Discovery Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst + Young LLP*

New York, New York
February 5, 2004

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

———————

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

———————

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

**David W. Burke (67)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

---

**Whitney I. Gerard (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

---

**Arthur A. Hartman (77)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

---

**George L. Perry (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

---

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 58 years old and has been an employee of Dreyfus since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 50 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 57 years old and has been an employee of Dreyfus since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 54 years old and has been an employee of Dreyfus since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 58 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 81 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 73 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of Dreyfus since

November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of

Dreyfus since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

# For More Information

Dreyfus Investment Portfolios,
Founders Discovery Portfolio
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail**  Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

193AR1203

# Dreyfus Investment Portfolios, Technology Growth Portfolio

**ANNUAL REPORT** December 31, 2003



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents

# The Portfolio



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Technology Growth Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the primary portfolio manager, Mark Herskovitz.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

Mark Herskovitz, Primary Portfolio Manager

### How did Dreyfus Investment Portfolios, Technology Growth Portfolio perform relative to its benchmarks?

For the 12-month period ended December 31, 2003, the portfolio's Initial shares produced a 50.96% total return, and its Service shares produced a 50.61% total return.[1] The portfolio's benchmarks, the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of 65.96% and 28.67%, respectively, over the same period.[2,3]

The portfolio's returns were achieved during market conditions that were favorable to technology stocks generally, and that may not continue to occur. Pursuing these levels of return, as well as the fund's concentration in one market sector, involves accepting increased risk of volatility of return.

After three years of declines, technology stocks rose sharply during 2003, when an improving economic outlook led investors to turn their attention to previously out-of-favor growth companies. The portfolio's returns outperformed the S&P 500 Index, but underperformed the MS High Tech 35 Index because the portfolio focused primarily on well-established technology leaders at a time in which the market's advance was led by smaller, more speculative stocks.

### What is the portfolio's investment approach?

The portfolio seeks capital appreciation by investing at least 80% of its assets in growth companies of any size that we believe are leading producers or beneficiaries of technological innovation. These investments may include companies in the computer, semiconductor, electronics, communications, health care, biotechnology, computer software and hardware, electronic components and systems, networking and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

When evaluating investment opportunities, we first assess economic and market conditions in an attempt to identify trends that we believe are likely to drive demand within the various technology-related sectors. The more attractive sectors are overweighted. Second, we strive to identify the companies that are most likely to benefit from these overall trends. Typically, these companies are leaders in their market segments and are characterized by rapid earnings or revenue growth and dominant market shares. We conduct extensive fundamental research to understand these companies' competitive advantages and to evaluate their ability to maintain their leadership positions over time.

This process enables us to identify the stocks of what we believe are leading technology companies for the portfolio. Many of those stocks are considered core holdings that we believe will lead their industry segments over the long term. We complement these positions with non-core holdings that we believe can provide above-average gains over a shorter time frame.

Although the portfolio looks for companies with the potential for strong earnings or revenue growth rates, some of the portfolio's investments may currently be experiencing losses. Moreover, the portfolio may invest in small-, mid- and large-cap securities in all available trading markets, including initial public offerings ("IPOs").

### What other factors influenced the portfolio's performance?

At the start of 2003, a three-year bear market had already taken its toll on technology stocks. A stubbornly weak economy and rising international tensions held back demand for technology-related goods and services, causing revenues and earnings of many U.S. technology firms to suffer. These challenging conditions persisted through the first quarter of the year amid the uncertainty leading up to the war with Iraq.

Investors became more optimistic, when it became clear that major combat in Iraq would be over quickly. Corporations and consumers apparently were more comfortable spending on technology-related products, and business conditions began to improve. As investors' aversion to risk waned, they turned to stocks that had performed poorly during the bear market. As a result, while virtually all types and sizes of technology companies benefited from the rally, gains were particularly robust among smaller, more speculative companies, including many with no earnings.

In this more constructive market environment, the portfolio received particularly positive contributions to performance from its emphasis on telecommunications equipment providers, including UTStarcom and Corning. The portfolio also received strong results from semiconductor giant Intel, network equipment provider Cisco Systems, electronic storage company Network Appliance and online retailer eBay, among oth-

ers. A number of technology services companies such as video game maker Electronic Arts and software companies Symantec and VERITAS Software also provided attractive returns, despite the portfolio's relatively light exposure to the subsector.

The portfolio's performance relative to the MS High Tech 35 Index suffered because it did not hold some of the MS High Tech 35 Index's strongest performers such as Internet companies like Yahoo! and Amazon.com. In addition, the portfolio's returns were hindered by its positions in some of the local telephone operating companies, which we eliminated during the year. Weakness in these areas was partly offset by good performance among some of the portfolio's non-traditional technology holdings, such as biotechnology firm Genentech.

## What is the portfolio's current strategy?

We remain focused on what we believe to be high-quality leaders in the technology sector. Although lower-quality technology stocks led the 2003 rally, historically, market leadership often shifts to higher-quality companies after the early stages of economic recoveries are complete. Accordingly, we are optimistic that the portfolio is well-positioned for 2004.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Technology Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

*The portfolio's share price is likely to be more volatile than that of portfolios that do not concentrate in one sector. The technology sector involves special risks, such as the faster rate of change and obsolescence of technological advances, and has been among the most volatile segments of the market.*

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors.*

3 *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

## PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Technology Growth Portfolio Initial shares and Service shares with the Standard & Poor's 500 Composite Stock Price Index and the Morgan Stanley High Technology 35 Index

### Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Initial shares** | **8/31/99** | **50.96%** | **(8.04)%** |
| **Service shares** | **8/31/99** | **50.61%** | **(8.24)%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

† *Source: Lipper Inc.*

†† *Source: Bloomberg L.P.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.** The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Technology Growth Portfolio on 8/31/99 (inception date of Initial shares) to a $10,000 investment made in the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") on that date.*

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The MS High Tech 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. Neither of the foregoing indices take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# STATEMENT OF INVESTMENTS

December 31, 2003

| Common Stocks−95.3% | Shares | Value ($) |
|---|---:|---:|
| **Computer Sevices−1.4%** | | |
| Automatic Data Processing | 41,500 | **1,643,815** |
| **Data Storage−8.7%** | | |
| EMC | 262,000 [a] | 3,385,040 |
| Emulex | 77,500 [a] | 2,067,700 |
| Network Appliance | 124,500 [a] | 2,555,985 |
| QLogic | 25,000 [a] | 1,290,000 |
| Western Digital | 99,500 [a] | 1,173,105 |
| | | **10,471,830** |
| **Hardware−5.0%** | | |
| Dell Computer | 119,000 [a] | 4,041,240 |
| International Business Machines | 20,500 | 1,899,940 |
| | | **5,941,180** |
| **Health Care−10.0%** | | |
| Amgen | 36,000 [a] | 2,224,800 |
| Genentech | 33,500 [a] | 3,134,595 |
| Nortel Networks | 212,500 [a] | 898,875 |
| Teva Pharmaceutical Industries, ADR | 46,000 | 2,608,660 |
| Zimmer Holdings | 43,500 [a] | 3,062,400 |
| | | **11,929,330** |
| **Internet−2.6%** | | |
| Apollo Group, Cl. A | 10,500 [a] | 714,000 |
| eBay | 37,500 [a] | 2,422,125 |
| | | **3,136,125** |
| **Networking−3.7%** | | |
| Cisco Systems | 181,000 [a] | **4,396,490** |
| **Semiconductors−23.0%** | | |
| AU Optronics | 135,000 [b] | 1,609,200 |
| Intel | 159,000 | 5,119,800 |
| Linear Technology | 58,500 | 2,461,095 |
| Microchip Technology | 105,000 | 3,502,800 |
| STMicroelectronics, ADR | 81,500 | 2,201,315 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Semiconductors (continued)** | | |
| Taiwan Semiconductor | 1,887,000 | 3,529,440 |
| Texas Instruments | 97,000 | 2,849,860 |
| United Microelectronics, ADR | 646,000 [a] | 3,197,700 |
| Xilinx | 81,000 [a] | 3,137,940 |
| | | **27,609,150** |
| **Semiconductor Equipment—10.0%** | | |
| Applied Materials | 134,500 [a] | 3,019,525 |
| KLA-Tencor | 59,500 [a] | 3,490,865 |
| Novellus Systems | 59,500 [a,b] | 2,501,975 |
| Teradyne | 119,000 [a] | 3,028,550 |
| | | **12,040,915** |
| **Software—19.3%** | | |
| Adobe Systems | 50,500 | 1,984,650 |
| BEA Systems | 174,000 [a] | 2,140,200 |
| Business Objects, ADR | 82,500 [a,b] | 2,860,275 |
| Electronic Arts | 46,500 [a] | 2,221,770 |
| Microsoft | 137,000 | 3,772,980 |
| Oracle | 162,500 [a] | 2,145,000 |
| SAP, ADR | 64,500 | 2,680,620 |
| Symantec | 83,500 [a] | 2,893,275 |
| VERITAS Software | 64,500 [a] | 2,396,820 |
| | | **23,095,590** |
| **Telecommunication Equipment—11.6%** | | |
| ADTRAN | 75,500 | 2,340,500 |
| Amdocs | 124,000 [a] | 2,787,520 |
| Corning | 229,500 [a] | 2,393,685 |
| Motorola | 160,000 | 2,251,200 |
| UTStarcom | 110,000 [a,b] | 4,077,700 |
| | | **13,850,605** |
| **Total Common Stocks** | | |
| (cost $92,334,283) | | **114,115,030** |

| Other Investments—7.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Companies:** | | |
| Dreyfus Institutional Cash Advantage Fund | 2,868,239 c | 2,868,239 |
| Dreyfus Institutional Cash Advantage Plus Fund | 2,868,239 c | 2,868,239 |
| Dreyfus Institutional Preferred Plus Money Market Fund | 2,868,240 c | 2,868,240 |
| **Total Other Investments**<br>(cost $8,604,718) | | **8,604,718** |
| **Investment of Cash Collateral<br>  for Securities Loaned—9.0%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Money Market Fund<br>(cost $10,860,250) | 10,860,250 | **10,860,250** |
| **Total Investments** (cost $111,799,251) | **111.5%** | **133,579,998** |
| **Liabilities, Less Cash and Receivables** | **(11.5%)** | **(13,785,652)** |
| **Net Assets** | **100.0%** | **119,794,346** |

[a]  *Non-income producing.*

[b]  *A portion of these securities are on loan. At December 31, 2003, the total market value of the portfolio's securities on loan is $10,437,033 and the total market value of the collateral held by the portfolio is $10,860,250.*

[c]  *Investments in affiliated money market mutual funds—see Note 3(d).*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities | | |
| on loan, valued at $10,437,033)–Note 1(c) | 111,799,251 | 133,579,998 |
| Cash | | 505,939 |
| Cash denominated in foreign currencies | 126,791 | 127,009 |
| Receivable for shares of Beneficial Interest subscribed | | 152,151 |
| Dividends and interest receivable | | 22,499 |
| Prepaid expenses | | 117 |
| | | **134,387,713** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 82,344 |
| Liability for securities on loan–Note 1(c) | | 10,860,250 |
| Payable for investment securities purchased | | 3,550,131 |
| Payable for shares of Beneficial Interest redeemed | | 56,134 |
| Accrued expenses | | 44,508 |
| | | **14,593,367** |
| **Net Assets ($)** | | **119,794,346** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 227,724,035 |
| Accumulated net realized gain (loss) on investments | | (129,710,654) |
| Accumulated net unrealized appreciation (depreciation) | | |
| on investments and foreign currency transactions | | 21,780,965 |
| **Net Assets ($)** | | **119,794,346** |

### Net Asset Value Per Share

|  | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 102,440,942 | 17,353,404 |
| Shares Outstanding | 11,801,224 | 2,017,107 |
| **Net Asset Value Per Share ($)** | **8.68** | **8.60** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $8,076 foreign taxes withheld at source) | 366,502 |
| Income from securities lending | 13,870 |
| **Total Income** | **380,372** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 619,676 |
| Professional fees | 35,726 |
| Prospectus and shareholders' reports | 33,353 |
| Custodian fees–Note 3(b) | 29,239 |
| Distribution fees–Note 3(b) | 22,906 |
| Shareholder servicing costs–Note 3(b) | 4,454 |
| Trustees' fees and expenses–Note 3(c) | 2,745 |
| Miscellaneous | 2,620 |
| **Total Expenses** | **750,719** |
| **Investment (Loss)–Net** | **(370,347)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | (4,754,663) |
| Net realized gain (loss) on forward currency exchange contracts | (93) |
| **Net Realized Gain (Loss)** | **(4,754,756)** |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions | 37,520,239 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **32,765,483** |
| **Net Increase in Net Assets Resulting from Operations** | **32,395,136** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| **Operations ($):** | | |
| Investment (loss)–net | (370,347) | (431,662) |
| Net realized gain (loss) on investments | (4,754,756) | (36,226,699) |
| Net unrealized appreciation (depreciation) on investments | 37,520,239 | (5,065,380) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **32,395,136** | **(41,723,741)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 36,338,606 | 16,271,555 |
| Service shares | 13,834,855 | 3,358,265 |
| Cost of shares redeemed: | | |
| Initial shares | (15,509,117) | (20,523,037) |
| Service shares | (5,838,062) | (1,952,682) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **28,826,282** | **(2,845,899)** |
| **Total Increase (Decrease) in Net Assets** | **61,221,418** | **(44,569,640)** |
| **Net Assets ($):** | | |
| Beginning of Period | 58,572,928 | 103,142,568 |
| **End of Period** | **119,794,346** | **58,572,928** |
| **Capital Share Transactions (Shares):** | | |
| **Initial Shares** | | |
| Shares sold | 4,840,888 | 2,099,395 |
| Shares redeemed | (2,218,978) | (2,930,315) |
| **Net Increase (Decrease) in Shares Outstanding** | **2,621,910** | **(830,920)** |
| **Service Shares** | | |
| Shares sold | 1,831,925 | 418,682 |
| Shares redeemed | (827,479) | (268,398) |
| **Net Increase (Decrease) in Shares Outstanding** | **1,004,446** | **150,284** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | | Year Ended December 31, | | | |
|---|---|---|---|---|---|
| **Initial Shares** | 2003 | 2002 | 2001 | 2000 | 1999[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 5.75 | 9.49 | 14.19 | 19.45 | 12.50 |
| Investment Operations: | | | | | |
| Investment (loss)–net [b] | (.03) | (.04) | (.02) | (.06) | (.02) |
| Net realized and unrealized gain (loss) on investments | 2.96 | (3.70) | (4.68) | (5.18) | 6.97 |
| Total from Investment Operations | 2.93 | (3.74) | (4.70) | (5.24) | 6.95 |
| Distributions: | | | | | |
| Dividends from net realized gain on investments | – | – | – | (.02) | – |
| Net asset value, end of period | 8.68 | 5.75 | 9.49 | 14.19 | 19.45 |
| **Total Return (%)** | 50.96 | (39.41) | (33.12) | (26.98) | 55.60[c] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | .88 | .89 | .87 | .84 | .36[c] |
| Ratio of net investment (loss) to average net assets | (.42) | (.53) | (.15) | (.30) | (.14)[c] |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | – | – | – | – | .09[c] |
| Portfolio Turnover Rate | 38.22 | 91.47 | 86.25 | 121.88 | 20.01[c] |
| Net Assets, end of period ($ x 1,000) | 102,441 | 52,786 | 94,992 | 139,547 | 65,707 |

[a]  *From August 31, 1999 (commencement of operations) to December 31, 1999.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
*See notes to financial statements.*

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| **Service Shares** | 2003 | 2002 | 2001 | 2000[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 5.71 | 9.45 | 14.19 | 14.19 |
| Investment Operations: | | | | |
| Investment (loss)–net | (.05)[b] | (.05)[b] | (.05)[b] | – |
| Net realized and unrealized gain (loss) on investments | 2.94 | (3.69) | (4.69) | – |
| Total from Investment Operations | 2.89 | (3.74) | (4.74) | – |
| Net asset value, end of period | 8.60 | 5.71 | 9.45 | 14.19 |
| **Total Return (%)** | 50.61 | (39.58) | (33.40) | – |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 1.13 | 1.12 | 1.20 | – |
| Ratio of net investment (loss) to average net assets | (.70) | (.77) | (.60) | – |
| Portfolio Turnover Rate | 38.22 | 91.47 | 86.25 | 121.88 |
| Net Assets, end of period ($ x 1,000) | 17,353 | 5,787 | 8,151 | 1 |

[a]   The portfolio commenced offering Service shares on December 31, 2000.
[b]   Based on average shares outstanding at each month end.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company, currently offering nine series, including the Technology Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Foreign currency transactions:** The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(e) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $127,396,525 and unrealized appreciation $19,484,981. In addition, the portfolio had $18,144 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $10,860,287 of the carryover expires in fiscal 2008, $68,467,967 expires in fiscal 2009, $40,345,577 expires in fiscal 2010 and $7,722,694 expires in fiscal 2011.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $370,347, decreased accumulated net realized gain (loss) on investments by $1,573 and decreased paid-in capital by $368,774. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the line of credit.

### NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $22,906 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $210 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $29,239 pursuant to the custody agreement.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $50,866 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $55,840,366 and $29,685,940, respectively.

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2003, there were no forward currency exchange contracts outstanding.

At December 31, 2003, the cost of investments for federal income tax purposes was $114,095,235; accordingly, accumulated net unrealized appreciation on investments was $19,484,763, consisting of $23,390,760 gross unrealized appreciation and $3,905,997 gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

**Shareholders and Board of Trustees**
**Dreyfus Investment Portfolios, Technology Growth Portfolio**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Technology Growth Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Technology Growth Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst + Young LLP*

New York, New York
February 5, 2004

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

————————

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm ( January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

————————

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

## David W. Burke (67)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

———————

## Whitney I. Gerard (69)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

———————

## Arthur A. Hartman (77)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

———————

## George L. Perry (69)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

———————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 81 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

NOTES

# For More Information

Dreyfus Investment Portfolios,
Technology Growth Portfolio
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail**  Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

175AR1203

# Dreyfus
# Investment Portfolios,
# Core Bond Portfolio

**ANNUAL REPORT** December 31, 2003



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Core Bond Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and director of the Dreyfus Taxable Fixed Income Team that manages the portfolio.

The bond market produced mixed results in 2003 as investor sentiment apparently shifted from pessimism at the start of the year toward a more optimistic outlook by year-end. As the U.S. economy gathered momentum, the more interest-rate-sensitive areas of the bond market began to retreat, and U.S. government securities finished the year with modestly positive total returns. On the other hand, the bond market's more credit-sensitive areas generally benefited from the stronger economy, producing more robust gains for corporate bonds.

While recent economic developments suggest to us that interest rates are more likely to rise in 2004 than to fall further, we continue to believe that bonds deserve a prominent place in most investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

Gerald E. Thunelius, Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

### How did Dreyfus Investment Portfolios, Core Bond Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio's Initial shares achieved a total return of 7.27%, and its Service shares achieved a total return of 7.11%.[1] The portfolio produced aggregate income dividends of $0.540 per share and $0.530 per share for its Initial and Service shares, respectively. In comparison, the Lehman Brothers U.S. Aggregate Index (the "Lehman Index"), the portfolio's current benchmark index, and the Merrill Lynch U.S. Domestic Master Index (the "Merrill Lynch Index"), the fund's previous benchmark index, produced total returns of 4.10 % and 4.12%, respectively, for the same period. [2,3]

The portfolio produced higher returns than both the Lehman Index and the Merrill Lynch Index because of its emphasis on corporate bonds, which rebounded from relatively low price levels when investors generally became more comfortable assuming credit-related risks; inflation-protected securities, which benefited from the same view; and, to a lesser degree, the portfolio's relatively light exposure to mortgage-backed securities during the month of July when refinancing activity peaked, causing an adverse effect on bond prices in this sector of the bond market.

### What is the portfolio's investment approach?

The portfolio seeks to maximize total return through both capital appreciation and current income. The portfolio invests at least 80% of its assets in bonds, including U.S. Treasury securities, U.S. government agency securities, corporate bonds, foreign bonds, mortgage- and asset-backed securities, convertible securities and preferred stocks. The portfolio may invest up to 35% of its assets in bonds rated below investment-grade credit quality, also known as high-yield securities.

Our investment approach emphasizes:
- *Fundamental economic analysis.* Our review of U.S. economic conditions helps us establish the portfolio's average duration, which is a measure of sensitivity to interest-rate changes. If interest rates

appear to be rising, we will generally reduce the portfolio's average duration to keep cash available for the purchase of higher-yielding securities as they become available. If interest rates appear to be declining, we will generally increase the portfolio's average duration to lock in prevailing yields.

- *Sector allocation.* We allocate assets among the various sectors of the fixed-income marketplace according to their relative attractiveness based on prevailing and expected market and economic conditions.
- *Security selection.* We choose individual securities according to factors that include their yields, prices, liquidity and the financial health of their issuers.

### What other factors influenced the portfolio's performance?

Although rising geopolitical tensions, corporate scandals and a declining stock market had taken their toll on the U.S. economy, investors apparently grew more optimistic when 2003 began. Despite widespread uncertainty leading up to major combat operations in Iraq, corporate bond prices began to rebound during the first quarter of the year as investors seemed to recognize their value and looked forward to a possible economic recovery. In late March, many investors began to anticipate better business conditions for U.S. companies, and corporate bonds continued to rally.

In this environment, lower-rated corporate bonds generally produced higher returns than bonds with the highest credit ratings. This trend benefited the portfolio, which focused on the lower range of the investment-grade category. In addition, our security selection strategy helped support the portfolio's returns. Early in the reporting period, we tended to emphasize bonds from issuers in the insurance, health care and cable television industries, while we maintained lighter than average positions in bonds from banks. Relatively small positions in high-yield bonds, convertible bonds, preferred stocks and, at times, Treasury Inflation Protected Securities (TIPS) also contributed positively to the portfolio's performance.

After the Federal Reserve Board (the "Fed") reduced interest rates in late June to 1%, a 45-year low, signs of stronger economic growth roiled the bond market, causing one of the most severe six-week declines in the market's history. The portfolio successfully avoided the full brunt of the summer decline by maintaining a relatively short average duration and continuing to emphasize securities that tend to be less sensitive to changing interest rates. Mortgage-backed securities were particularly hard-hit in July when mortgage-refinancing activity reached record levels. The portfolio held fewer mortgage-backed securities than its benchmark, which benefited its relative performance.

Although the market remained volatile through the remainder of the year, bond prices generally recovered as inflationary pressures remained benign and the Fed repeatedly reaffirmed its commitment to keeping short-term interest rates low "for a considerable period."

### What is the portfolio's current strategy?

After their strong rally, corporate bonds reached price levels we considered fully valued. Accordingly, we recently have focused more on issuers that, in our judgment, enjoy strong cash flows and are willing to reduce their debt. In addition, because of the risk that stronger economic growth may lead to higher interest rates in 2004, we reduced the portfolio's average duration to a range we consider shorter than average. We believe that these strategies should enable the portfolio to weather potential volatility as the bond market continues to adjust to a more robust economic environment.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Bond Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2003, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. Domestic Master Index is an unmanaged performance benchmark composed of U.S. Treasury and agency, and mortgage and investment-grade corporate securities with maturities greater than or equal to one year.*

## PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Core Bond Portfolio Initial shares and Service shares with the Lehman Brothers U.S. Aggregate Index and the Merrill Lynch U.S. Domestic Master Index

### Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Initial shares** | **5/1/00** | **7.27%** | **7.40%** |
| **Service shares** | **5/1/00** | **7.11%** | **7.36%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.*

*The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.*

*The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Core Bond Portfolio on 5/1/00 (inception date of Initial shares) to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Lehman Index") and the Merrill Lynch U.S. Domestic Master Index (the "Merrill Lynch Index") on that date.*

*On April 1, 2003, the portfolio's benchmark was changed to the Lehman Brothers U.S. Aggregate Index from the Merrill Lynch U.S. Domestic Master Index because the Lehman Brothers U.S. Aggregate Index is a more widely used measure of taxable bond market performance. For comparative purposes, the value of the Lehman Index on 4/30/00 is used as the beginning value on 5/1/00.*

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Lehman Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Merrill Lynch Index is an unmanaged performance benchmark composed of U.S. government, mortgage and BBB or higher rated corporate securities with maturities greater than or equal to one year; U.S. Treasury securities in the Merrill Lynch Index must have par amounts outstanding greater than or equal to $1 billion and corporate and generic mortgage-backed securities $100 million per coupon. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# STATEMENT OF INVESTMENTS

December 31, 2003

| Bonds and Notes−97.7% | Principal Amount[a] | Value ($) |
|---|---:|---:|
| **Aerospace & Defense−.8%** | | |
| Boeing Capital, | | |
|   Sr. Notes, 4.75%, 2008 | 279,000 | 288,119 |
| General Dynamics, | | |
|   Sr. Notes, 4.5%, 2010 | 378,000 | 386,894 |
| | | **675,013** |
| **Agriculture−.8%** | | |
| Altria, | | |
|   Notes, 7%, 2013 | 415,000 | 443,512 |
| Bunge Ltd. Finance, | | |
|   Notes, 5.875%, 2013 | 315,000 | 319,388 |
| | | **762,900** |
| **Airlines−.5%** | | |
| American Airlines, | | |
|   Pass-Through Ctfs., Ser. 1999-1, 7.024%, 2009 | 159,000 | 158,794 |
| Continental Airlines, | | |
|   Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 2017 | 130,026 | 127,116 |
| Delta Air Lines, | | |
|   Pass Through Ctfs., Ser. 2001-1, 7.111%, 2011 | 159,000 | 160,431 |
| US Air, | | |
|   Enhanced Equipment Notes, Ser. C, 8.93%, 2009 | 42,614 [b] | 426 |
| | | **446,767** |
| **Asset-Backed Ctfs./Credit Cards−.6%** | | |
| MBNA Credit Card Master Note Trust, | | |
|   Ser. 2002-C1, Cl. 1, 6.8%, 2014 | 525,000 | **571,682** |
| **Asset-Backed Ctfs./Home Equity Loans−.4%** | | |
| Conseco Finance Securitizations: | | |
|   Ser. 2000-D, Cl. A3, 7.89%, 2018 | 71 | 72 |
|   Ser. 2000-E, Cl. A5, 8.02%, 2031 | 268,358 | 277,399 |
| The Money Store Home Equity Trust, | | |
|   Ser. 1998-B, Cl. AF8, 6.11%, 2010 | 73,897 | 75,595 |
| | | **353,066** |
| **Banking−1.3%** | | |
| Dresdner Funding Trust I, | | |
|   Bonds, 8.151%, 2031 | 265,000 [c] | 303,387 |
| Rabobank Capital Funding II, | | |
|   Bonds, 5.26%, 2049 | 300,000 [c] | 301,500 |
| Sovereign Bancorp, | | |
|   Sr. Notes, 10.5%, 2006 | 473,000 | 559,792 |
| | | **1,164,679** |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs.−1.7%** | | |
| CS First Boston Mortgage Securities,<br>  Ser. 1998-C1, Cl. C, 6.78%, 2040 | 441,000 | 483,962 |
| Chase Commerical Mortgage Securities,<br>  Ser. 2001-245, Cl. A1, 5.974%, 2016 | 667,024 [c,d] | 714,817 |
| GS Mortgage Securities II,<br>  Ser. 2001-LIBA, Cl. F, 6.733%, 2016 | 300,000 [c] | 323,339 |
| | | **1,522,118** |
| **Commercial Services−.9%** | | |
| Cendant: | | |
|   Notes, 6.25%, 2010 | 215,000 | 234,162 |
|   Notes, 7.125%, 2015 | 287,000 | 324,713 |
| McKesson, | | |
|   Notes, 7.75%, 2012 | 189,000 | 222,675 |
| | | **781,550** |
| **Diversified Financial Services−3.8%** | | |
| American Express, | | |
|   Notes, 4.875%, 2013 | 416,000 | 417,665 |
| Capital One Bank, | | |
|   Sub. Notes, 6.5%, 2013 | 315,000 | 330,833 |
| Farmers Exchange Capital, | | |
|   Trust Surplus Note Securities, 7.05%, 2028 | 430,000 [c] | 403,596 |
| Ford Motor Credit: | | |
|   Global Landmark Securities, 5.625%, 2008 | 679,000 | 697,776 |
|   Global Landmark Securities, 6.5%, 2007 | 275,000 | 293,140 |
| GMAC, | | |
|   Medium Term Notes, 2.41%, 2005 | 667,000 [d] | 672,361 |
| General Electric Capital: | | |
|   Medium-Term Notes, Ser. A, 6.75%, 2032 | 214,000 | 237,711 |
|   Sr. Notes, Ser. A, 4.25%, 2010 | 369,000 | 367,718 |
| | | **3,420,800** |
| **Electric Utilities−2.3%** | | |
| Centerpoint Energy, | | |
|   Sr. Notes, 3.75%, 2023 | 651,000 [c] | 693,586 |
| Duke Energy, | | |
|   First Mortgage, 5.3%, 2015 | 722,000 | 733,129 |
| Public Service Co. of Colorado, | | |
|   First Collateral Trust Bonds, Ser. 12, 4.875%, 2013 | 403,000 | 403,564 |
| SCANA, | | |
|   Sr. Notes, 1.62%, 2006 | 271,000 [d] | 271,108 |
| | | **2,101,387** |

| Bonds and Notes (continued) | | Principal Amount[a] | Value ($) |
|---|---|---|---|
| **Food & Beverages−.3%** | | | |
| Miller Brewing, <br> Notes, 4.25%, 2008 | | 265,000 [c] | **268,812** |
| **Foreign /Governmental−20.0%** | | | |
| Australia Government, <br> Bonds, Ser. 513, 6.5%, 2013 | AUD | 4,360,000 | 3,489,502 |
| Canadian Government, <br> Bonds, 5.25%, 2013 | CAD | 2,446,000 | 1,976,741 |
| Federal Republic of Brazil, <br> Bonds, 10.125%, 2027 | | 880,000 | 937,200 |
| New Zealand Government: <br> Bonds, Ser. 404, 8%, 2004 <br> Bonds, Ser. 413, 6.5%, 2013 | <br>NZD <br>NZD | <br>2,615,000 <br>4,060,000 | <br>1,726,278 <br>2,766,611 |
| Republic of Argentina, <br> Gtd. Bonds, Ser. L-GP, 6%, 2023 | | 5,478,000 [b] | 2,766,390 |
| Republic of Venezuela, <br> Bonds, 7%, 2018 | | 880,000 | 683,320 |
| Spain Letras del Tesoro <br> Bills, 0%, 06/18/2004 | EUR | 3,000,000 | 3,738,821 |
| | | | **18,084,863** |
| **Healthcare−2.0%** | | | |
| Bristol-Myers Squibb, <br> Notes, 5.75%, 2011 | | 279,000 | 301,967 |
| HCA: <br> Notes, 5.25%, 2008 <br> Notes, 6.25%, 2013 | | <br>328,000 <br>192,000 | <br>334,631 <br>196,872 |
| Manor Care, <br> Gtd. Notes, 6.25%, 2013 | | 328,000 | 347,270 |
| Medco Health Solutions, <br> Sr. Notes, 7.25%, 2013 | | 368,000 | 402,173 |
| Wyeth, <br> Notes, 5.25%, 2013 | | 193,000 | 196,819 |
| | | | **1,779,732** |
| **Manufacturing−1.6%** | | | |
| General Electric, <br> Notes, 5%, 2013 | | 450,000 | 455,925 |
| Tyco International: <br> Gtd. Notes, 5.8%, 2006 <br> Sr. Conv. Debs., Ser. B, 3.125%, 2023 | | <br>414,000 <br>433,000 | <br>439,875 <br>594,948 |
| | | | **1,490,748** |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Media—2.6%** | | |
| British Sky Broadcasting: | | |
| Gtd. Notes, 6.875%, 2009 | 186,000 | 209,057 |
| Sr. Notes, 8.2%, 2009 | 298,000 | 355,256 |
| COX Communications, | | |
| Notes, 6.75%, 2011 | 249,000 | 282,504 |
| Clear Channel Communications, | | |
| Sr. Notes, 5%, 2012 | 400,000 | 402,242 |
| Comcast, | | |
| Sr. Notes, 6.5%, 2015 | 418,000 | 454,623 |
| InterActive, | | |
| Notes, 7%, 2013 | 327,000 | 361,154 |
| Viacom, | | |
| Notes, 5.5%, 2033 | 317,000 | 296,248 |
| | | **2,361,084** |
| **Mining & Metals—1.0%** | | |
| Alcoa, | | |
| Notes, 6%, 2012 | 376,000 | 409,276 |
| Placer Dome, | | |
| Debs., Ser. B, 8.5%, 2045 | 400,000 | 471,437 |
| | | **880,713** |
| **Municipals—1.6%** | | |
| Golden State Tobacco Securitization, | | |
| Bonds, 5.5%, 2018 | 318,000 | 328,523 |
| Puerto Rico Highway & Transportation Authority, | | |
| Bonds, 5.5%, 2012 | 140,000 | 163,650 |
| Salt River Project Agricultural Improvement, | | |
| Bonds, 5%, 2012 | 350,000 | 392,255 |
| State of Connecticut, | | |
| Bonds, 5%, 2010 | 225,000 | 253,791 |
| State of Maryland, | | |
| Bonds, 5%, 2011 | 300,000 | 339,054 |
| | | **1,477,273** |
| **Oil & Gas—.1%** | | |
| Petro-Canada, | | |
| Notes, 4%, 2013 | 141,000 | **130,487** |
| **Property-Casualty Insurance—.8%** | | |
| Fund American Cos., | | |
| Notes, 5.875%, 2013 | 235,000 | 238,274 |

| Bonds and Notes (continued) | Principal Amount [a] | Value ($) |
|---|---|---|
| **Property-Casualty Insurance (continued)** | | |
| Liberty Mutual Insurance, | | |
| Notes, 7.875%, 2026 | 210,000 [c] | 212,907 |
| Markel, | | |
| Notes, 6.8%, 2013 | 193,000 | 203,933 |
| Metlife, | | |
| Sr. Notes, 5.375%, 2012 | 105,000 | 108,311 |
| | | **763,425** |
| **Real Estate Investment Trusts—.2%** | | |
| New Plan Excel Realty Trust, | | |
| Sr. Notes, 6.875%, 2004 | 175,000 | **181,397** |
| **Residential Mortgage Pass-Through Ctfs.—4.6%** | | |
| Ameriquest Mortgage Securities, | | |
| Ser. 2003-IA1, Cl. A4, 4.965%, 2033 | 1,000,000 | 1,000,000 |
| Bank of America Mortgage Securities II, | | |
| Ser. 2003-1, Cl. B4, 5.25%, 2018 | 144,719 [c] | 128,732 |
| Chase Mortgage Finance: | | |
| Ser. 1999-S13, Cl. B4, 6.5%, 2014 | 178,817 [c] | 177,047 |
| Ser. 2003-S1, Cl. B3, 5.072%, 2018 | 337,637 [c] | 299,864 |
| Ser. 2003-S2, Cl. B3, 5%, 2018 | 265,733 [c] | 228,212 |
| Ser. 2003-S2, Cl. B4, 5%, 2018 | 131,375 [c] | 95,943 |
| Ser. 2003-S2, Cl. B5, 5%, 2018 | 266,668 [c] | 89,120 |
| Countrywide Home Loans: | | |
| Ser. 2001-9, Cl. B3, 6.75%, 2031 | 603,488 [c] | 629,619 |
| Ser. 2002-26, Cl. B3, 5.5%, 2017 | 190,380 [c] | 176,901 |
| Ser. 2003-15, Cl. B5, 4.874%, 2018 | 586,729 [c] | 205,355 |
| Residential Funding Mortgage Securities I: | | |
| Ser. 1999-S11, Cl. M3, 6.5%, 2029 | 708,850 | 737,062 |
| Ser. 2001-S21, Cl. B2, 6.25%, 2016 | 103,709 | 101,282 |
| Ser. 2003-S1, Cl. B1, 5%, 2018 | 290,999 [c] | 255,125 |
| | | **4,124,262** |
| **Retail—.3%** | | |
| Saks, | | |
| Notes, 7%, 2013 | 11,158 [c] | 11,437 |
| Toys R US, | | |
| Notes, 7.875%, 2013 | 240,000 | 258,609 |
| | | **270,046** |
| **Structured Index—5.4%** | | |
| AB Svensk ExportKredit, | | |
| GSCI—ER Indexed Notes, 0%, 2008 | 2,630,000 [c,e] | 2,595,021 |
| DJ Trac-x | | |
| Credit Linked Trust Certificates, 6.05%, 2009 | 1,500,000 [c,f] | 1,543,125 |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Structured Index (continued)** | | |
| Lehman Brothers TRAINS, | | |
| Ser. 2003-1, 8.666%, 2013 | 641,142 [c,f] | 710,065 |
| | | **4,848,211** |
| **Technology−.5%** | | |
| IBM, | | |
| Sr. Notes, 4.75%, 2012 | 400,000 | **401,567** |
| **Telecommunications−2.3%** | | |
| AT&T, | | |
| Sr. Notes, 8.5%, 2031 | 178,000 | 208,722 |
| British Telecommunications, | | |
| Notes, 8.375%, 2010 | 191,000 | 232,803 |
| France Telecom, | | |
| Notes, 9.0%, 2011 | 169,000 | 203,315 |
| Qwest: | | |
| Bank Note, Ser. A, 6.50%, 2007 | 418,000 [d] | 438,377 |
| Bank Note, Ser. B, 6.95%, 2010 | 249,000 [d] | 255,847 |
| Sprint Capital, | | |
| Notes, 8.75%, 2032 | 406,000 | 481,318 |
| Verizon Florida, | | |
| Debs., Ser. F, 6.125%, 2013 | 269,000 | 288,480 |
| | | **2,108,862** |
| **U.S. Government−9.0%** | | |
| U.S. Treasury Bonds, | | |
| 5.375%, 2/15/2031 | 1,604,000 | 1,673,229 |
| U.S. Treasury Notes, | | |
| 3.25%, 5/31/2004 | 487,000 | 491,621 |
| 4.25%, 11/15/2013 | 5,084,000 | 5,079,983 |
| 7.5%, 2/15/2005 | 864,000 | 923,901 |
| | | **8,168,734** |
| **U.S. Government Agencies−3.4%** | | |
| Federal Home Loan Banks, | | |
| Bonds, 1.625%, 6/15/2005 | 3,040,000 | **3,041,712** |
| **U.S. Government Agencies/ Mortgage Backed−28.9%** | | |
| Federal Home Loan Mortgage Corp., | | |
| Gtd. Multiclass Mortgage Participation Ctfs. REMIC, | | |
| (Interest Only Obligations): | | |
| Ser. 1999, Cl. PW, 7%, 8/15/2026 | 2,496 [g] | 26 |
| Ser. 2649, Cl. IU, 5%, 12/15/2021 | 4,700,092 [g] | 720,509 |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **U.S. Government Agencies/ Mortgage Backed (continued)** | | |
| Federal National Mortgage Association, | | |
| 3%, 9/1/2017 | 227,743 | 232,500 |
| 6.2%, 1/1/2011 | 1,940,153 | 2,140,648 |
| REMIC Trust, Gtd. Pass-Through Ctfs., (Interest Only Obligations): | | |
| Ser. 2002-82, Cl. IB, 5.5%, 1/25/2021 | 2,931,103 [g] | 96,104 |
| Ser. 2002-92, Cl. IA, 5.5%, 5/25/2031 | 1,153,129 [g] | 78,467 |
| Government National Mortgage Association I, | | |
| 5.5%, 4/15/2033 | 2,224,802 | 2,264,964 |
| 6% | 17,000,000 [h] | 17,669,290 |
| 6.5% | 1,875,000 [h] | 1,976,363 |
| Government National Mortgage Association II, | | |
| 5%, 7/20/2030 | 55,769 | 55,600 |
| 6.5%, 7/20/2031-9/20/2031 | 641,792 | 675,884 |
| 7%, 7/20/2031 | 48,931 | 52,020 |
| 7.5%, 5/20/2031-8/20/2031 | 169,544 | 180,617 |
| | | **26,142,992** |
| **Total Bonds and Notes** | | |
| (cost $86,787,967) | | **88,324,882** |

| Preferred Stocks–.5% | Shares | Value ($) |
|---|---|---|
| **Electric Utilities–.4%** | | |
| BGE Capital Trust I, Cum., $1.55 | 12,822 | **336,321** |
| **Telecommunications–.1%** | | |
| Motorola, Cum. Conv., $3.50 (units) | 3,253 [i] | **139,930** |
| **Total Preferred Stocks** | | |
| (cost $483,200) | | **476,251** |

| Options–.1% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options;** | | |
| Interest Rate Swaption, March 2004 @ 4.37% (cost $116,733) | 6,990,000 | **49,990** |

| Other Investments—20.9% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Companies:** | | |
| Dreyfus Institutional Cash Advantage Fund | 6,299,334 [j] | 6,299,334 |
| Dreyfus Institutional Cash Advantage Plus Fund | 6,299,333 [j] | 6,299,333 |
| Dreyfus Institutional Preferred Plus Money Market Fund | 6,299,333 [j] | 6,299,333 |
| **Total Other Investments**<br>(cost $18,898,000) | | **18,898,000** |

| Short-Term Investments—4.6% | Principal Amount[a] | Value ($) |
|---|---|---|
| **U.S. Treasury Bills:** | | |
| .92%, 1/02/2004 | 185,000 | 185,000 |
| .99%, 1/15/2004 | 370,000 [k] | 369,882 |
| .83%, 2/12/2004 | 1,640,000 | 1,638,491 |
| 1.0%, 5/27/2004 | 1,966,000 | 1,958,942 |
| **Total Short-Term Investments**<br>(cost $4,151,196) | | **4,152,315** |

| | | |
|---|---|---|
| **Total Investments** (cost $110,437,096) | **123.8%** | **111,901,438** |
| **Liabilities, Less Cash and Receivables** | **(23.8%)** | **(21,533,008)** |
| **Net Assets** | **100.0%** | **90,368,430** |

[a] Principal amount stated in U.S Dollars unless otherwise noted:
  AUD—Australian Dollars
  CAD—Canadian Dollars
  EUR—Euro
  NZD—New Zealand Dollars
[b] Non-income producing—security in default.
[c] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2003, these securities amounted to $10,367,510 or 11.5% of net assets.
[d] Variable rate security—interest rate subject to periodic change.
[e] Security linked to Goldman Sachs Commodity Index—Excess Return.
[f] Security linked to a portfolio of debt securities.
[g] Notional face amount shown.
[h] Purchased on a forward commitment basis.
[i] Units represent a contract to purchase shares of common stock for $50 on November 16, 2004 and a senior note with a principal amount of $50.
[j] Investments in affiliated money market mutual funds—See Note 3(d).
[k] Partially held by a broker as collateral for open financial futures positions.
See notes to financial statements.

# STATEMENT OF FINANCIAL FUTURES

December 31, 2003

|  | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized (Depreciation) at 12/31/2003 ($) |
|---|---|---|---|---|
| **Financial Futures Short** | | | | |
| 90 Day Euro | 85 | 20,877,063 | September 2004 | (10,571) |
| U.S. Treasury 2 Year Notes | 60 | 12,842,813 | March 2004 | (15,396) |
|  |  |  |  | **(25,967)** |

*See notes to financial statements.*

# STATEMENT OF OPTIONS WRITTEN

December 31, 2003

| | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options** | | |
| Interest Rate Swaption, March 2004 @ 3.87% (Premiums received $47,532) | 6,990,000 | **7,160** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 110,437,096 | 111,901,438 |
| Receivable for investment securities sold | | 5,880,746 |
| Dividends and interest receivable | | 724,567 |
| Receivable for shares of Beneficial Interest subscribed | | 9,698 |
| Prepaid expenses | | 701 |
| | | **118,517,150** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 37,359 |
| Cash overdraft due to Custodian | | 2,128,603 |
| Payable for investment securities purchased | | 25,457,634 |
| Unrealized depreciation on forward currency exchange contracts–Note 4 | | 353,686 |
| Payable for shares of Beneficial Interest redeemed | | 56,346 |
| Unrealized depreciation on swaps–Note 4 | | 40,062 |
| Payable for futures variation margin–Note 4 | | 29,263 |
| Outstanding options written, at value (premiums received $47,532)–See Statement of Options Written | | 7,160 |
| Payable for open swaps–Note 4 | | 1,209 |
| Accrued expenses | | 37,398 |
| | | **28,148,720** |
| **Net Assets ($)** | | **90,368,430** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 89,301,956 |
| Accumulated undistributed investment income–net | | 141,616 |
| Accumulated net realized gain (loss) on investments | | (162,487) |
| Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($25,967) net unrealized (depreciation) on financial futures] | | 1,087,345 |
| **Net Assets ($)** | | **90,368,430** |

| **Net Asset Value Per Share** | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 31,912,164 | 58,456,266 |
| Shares Outstanding | 2,454,591 | 4,499,130 |
| **Net Asset Value Per Share ($)** | **13.00** | **12.99** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

| | |
|---|---|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 3,643,126 |
| Cash dividends | 203,809 |
| **Total Income** | **3,846,935** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 562,655 |
| Distribution fees–Note 3(b) | 148,239 |
| Auditing fees | 43,909 |
| Custodian fees–Note 3(b) | 37,965 |
| Prospectus and shareholders' reports | 10,328 |
| Shareholder servicing costs–Note 3(b) | 4,906 |
| Legal fees | 3,533 |
| Trustees' fees and expenses–Note 3(c) | 2,823 |
| Interest expense–Note 2 | 1,199 |
| Miscellaneous | 12,082 |
| **Total Expenses** | **827,639** |
| Less–waiver of fees due to undertaking–Note 3(a) | (103,364) |
| **Net Expenses** | **724,275** |
| **Investment Income–Net** | **3,122,660** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions: | |
| Long transactions | 5,197,802 |
| Short sale transactions | 106,629 |
| Net realized gain (loss) on options transactions | 14,854 |
| Net realized gain (loss) on financial futures | (849,847) |
| Net realized gain (loss) on swap tansactions | 4,609 |
| Net realized gain (loss) on forward currency exchange contracts | (335,890) |
| **Net Realized Gain (Loss)** | **4,138,157** |
| Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $96,783 net unrealized appreciation on financial futures) | (776,013) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **3,362,144** |
| **Net Increase in Net Assets Resulting from Operations** | **6,484,804** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| **Operations ($):** | | |
| Investment income–net | 3,122,660 | 3,816,929 |
| Net realized gain (loss) on investments | 4,138,157 | (936,393) |
| Net unrealized appreciation (depreciation) on investments | (776,013) | 2,378,169 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **6,484,804** | **5,258,705** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Initial shares | (1,402,520) | (1,470,409) |
| Service shares | (2,383,575) | (2,466,828) |
| Net realized gain on investments: | | |
| Initial shares | (597,559) | – |
| Service shares | (1,099,916) | – |
| **Total Dividends** | **(5,483,570)** | **(3,937,237)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 6,288,220 | 12,327,742 |
| Service shares | 7,180,294 | 35,038,710 |
| Dividends reinvested: | | |
| Initial shares | 2,000,079 | 1,470,409 |
| Service shares | 3,483,491 | 2,466,828 |
| Cost of shares redeemed: | | |
| Initial shares | (10,583,514) | (7,264,010) |
| Service shares | (10,634,810) | (10,887,362) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(2,266,240)** | **33,152,317** |
| **Total Increase (Decrease) in Net Assets** | **(1,265,006)** | **34,473,785** |
| **Net Assets ($):** | | |
| Beginning of Period | 91,633,436 | 57,159,651 |
| **End of Period** | **90,368,430** | **91,633,436** |
| Undistributed investment income–net | 141,616 | 1,758 |

|  | Year Ended December 31, | |
|  | 2003 | 2002 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Initial Shares** | | |
| Shares sold | 481,407 | 972,479 |
| Shares issued for dividends reinvested | 153,156 | 116,120 |
| Shares redeemed | (806,182) | (573,670) |
| **Net Increase (Decrease) in Shares Outstanding** | **(171,619)** | **514,929** |
| **Service Shares** | | |
| Shares sold | 548,807 | 2,762,297 |
| Shares issued for dividends reinvested | 267,062 | 194,898 |
| Shares redeemed | (810,360) | (865,805) |
| **Net Increase (Decrease) in Shares Outstanding** | **5,509** | **2,091,390** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| **Initial Shares** | 2003 | 2002 | 2001[a] | 2000[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.87 | 12.67 | 12.94 | 12.50 |
| Investment Operations: | | | | |
| Investment income—net | .45[c] | .61[c] | .75[c] | .50 |
| Net realized and unrealized gain (loss) on investments | .47 | .21 | (.18) | .56 |
| Total from Investment Operations | .92 | .82 | .57 | 1.06 |
| Distributions: | | | | |
| Dividends from investment income—net | (.54) | (.62) | (.72) | (.50) |
| Dividends from net realized gain on investments | (.25) | – | (.12) | (.12) |
| Total Distributions | (.79) | (.62) | (.84) | (.62) |
| Net asset value, end of period | 13.00 | 12.87 | 12.67 | 12.94 |
| **Total Return (%)** | 7.27 | 6.70 | 4.55 | 8.61[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | .72 | .80 | .80 | .80[e] |
| Ratio of net investment income to average net assets | 3.39 | 4.82 | 5.71 | 6.24[e] |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | – | – | .17 | 1.10[e] |
| Portfolio Turnover Rate | 905.09[f] | 653.12 | 654.39 | 953.66[d] |
| Net Assets, end of period ($ x 1,000) | 31,912 | 33,810 | 26,744 | 12,048 |

[a]  As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.04% to 5.71%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.
[b]  From May 1, 2000 (commencement of operations) to December 31, 2000.
[c]  Based on average shares outstanding at each month end.
[d]  Not annualized.
[e]  Annualized.
[f]  The portfolio turnover rate excluding mortgage dollar roll transactions was 684.58%.
See notes to financial statements.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| **Service Shares** | 2003 | 2002 | 2001[a] | 2000[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.87 | 12.66 | 12.93 | 12.93 |
| Investment Operations: | | | | |
| Investment income—net | .43[c] | .62[c] | .70[c] | – |
| Net realized and unrealized | | | | |
|   gain (loss) on investments | .47 | .21 | (.13) | – |
| Total from Investment Operations | .90 | .83 | .57 | – |
| Distributions: | | | | |
| Dividends from investment income—net | (.53) | (.62) | (.72) | – |
| Dividends from net realized | | | | |
|   gain on investments | (.25) | – | (.12) | – |
| Total Distributions | (.78) | (.62) | (.84) | – |
| Net asset value, end of period | 12.99 | 12.87 | 12.66 | 12.93 |
| **Total Return (%)** | 7.11 | 6.78 | 4.46 | – |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | .80 | .80 | .80 | – |
| Ratio of net investment income | | | | |
|   to average net assets | 3.29 | 4.82 | 5.77 | – |
| Decrease reflected in above expense ratios due to undertakings | | | | |
|   by The Dreyfus Corporation | .17 | .20 | .35 | – |
| Portfolio Turnover Rate | 905.09[d] | 653.12 | 654.39 | 953.66[e] |
| Net Assets, end of period ($ x 1,000) | 58,456 | 57,823 | 30,416 | 1 |

[a] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.10% to 5.77%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.

[b] The portfolio commenced offering Service shares on December 31, 2000.

[c] Based on average shares outstanding at each month end.

[d] The portfolio turnover rate excluding mortgage dollar roll transactions was 684.58%.

[e] Not annualized.

See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Core Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return through capital appreciation and current income. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Foreign currency transactions:** The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(e) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $178,887 and unrealized appreciation $1,293,847. In addition, the fund had

$506,379 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following year.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: ordinary income $5,483,570 and $3,937,237, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $803,293, decreased accumulated net realized gain (loss) on investments by $775,635 and decreased paid-in capital by $27,658. Net assets were not affected by this reclassification.

### NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended December 31, 2003 was approximately $82,200, with a related weighted average annualized interest rate of 1.46%.

### NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .60 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $103,364, pursuant to the undertaking.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $148,239 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $190 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $37,965 pursuant to the custody agreement.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $121,255 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

## NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities and securities sold short, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions, during the period ended December 31, 2003, of which $202,066,398 in purchases and $202,584,095 in sales were from dollar roll transactions:

|                         | Purchases    | Sales        |
|-------------------------|--------------|--------------|
| Long transactions       | 829,389,176  | 836,877,964  |
| Short sale transactions | 12,014,189   | 12,120,818   |
| **Total**               | **841,403,365** | **848,998,782** |

The portfolio may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the portfolio sells mortgage-backed securities to a financial institution and simultaneously agrees to accept substantially similar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

The portfolio is engaged in short-selling which obligates the portfolio to replace the security borrowed by purchasing the security at current market value. The portfolio would incur a loss if the price of the security increases between the date of the short sale and the date on which the portfolio replaces the borrowed security. The portfolio would realize a gain if the price of the security declines between those dates. The portfolio's long security positions serve as collateral for the open short positions. At December 31, 2003, there were no securities sold short outstanding.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2003, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended December 31, 2003:

| Options Written: | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
| --- | --- | --- | --- | --- |
| | | | Cost ($) | Net Realized Gain ($) |
| Contracts outstanding December 31, 2002 | – | – | | |
| Contracts written | 13,980,000 | 116,733 | | |
| Contracts closed | 6,990,000 | 69,201 | 54,347 | 14,854 |
| **Contracts outstanding December 31, 2003** | **6,990,000** | **47,532** | | |

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2003:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized (Depreciation) ($) |
|---|---|---|---|---|
| **Purchases:** | | | | |
| Japanese Yen, expiring 3/31/2004 | 67,134,201 | 629,422 | 626,895 | (2,527) |
| **Sales:** | | **Proceeds ($)** | | |
| Australian Dollars, expiring 3/4/2004 | 4,360,000 | 3,160,847 | 3,256,920 | (96,073) |
| Canadian Dollars, expiring 3/2/2004 | 1,223,000 | 935,802 | 941,783 | (5,981) |
| Canadian Dollars, expiring 3/4/2004 | 1,223,000 | 936,985 | 941,718 | (4,733) |
| Euro, expiring 3/3/2004 | 1,500,000 | 1,795,620 | 1,884,150 | (88,530) |
| Euro, expiring 3/4/2004 | 1,500,000 | 1,806,795 | 1,884,150 | (77,355) |
| New Zealand Dollars, expiring 3/3/2004 | 1,743,000 | 1,109,664 | 1,133,996 | (24,332) |
| New Zealand Dollars, expiring 3/4/2004 | 1,743,000 | 1,114,178 | 1,133,822 | (19,644) |
| New Zealand Dollars, expiring 3/5/2004 | 3,486,000 | 2,233,132 | 2,267,643 | (34,511) |
| **Total** | | | | **(353,686)** |

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Credit default swaps involve commitments to pay a fixed rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in the Statement of Operations as an adjustment to interest income. Credit default swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. The following summarizes credit default swaps entered into by the portfolio at December 31, 2003:

| Notional Amount ($) | Description | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|
| 350,000 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .34% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009 | 147 |
| 350,000 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .36% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009 | (147) |
| 400,000 | Agreement with Merrill Lynch terminating September 20, 2008 to pay a fixed rate of .38% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009 | (530) |
| 700,000 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .51% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Countrywide Home Loans, 5.625%, 7/15/2009 | (5,134) |

| Notional Amount ($) | Description | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|
| 400,000 | Agreement with Merrill Lynch terminating September 20, 2008 to pay a fixed rate of .59% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Countrywide Home Loans, 5.625%, 7/15/2009 | (4,369) |
| 620,000 | Agreement with Merrill Lynch terminating December 20, 2008 to pay a fixed rate of .29% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Federal Home Loan Mortgage Corp., 5.75%, 1/15/2012 | 287 |
| 625,000 | Agreement with Merrill Lynch terminating December 20, 2008 to pay a fixed rate of .30% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Federal Home Loan Mortgage Corp., 5.75%, 1/15/2012 | 0 |
| 2,254,000 | Agreement with Merrill Lynch terminating March 20, 2009 to pay a fixed rate of .60% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on iBoxx, 3/20/2009 | 592 |
| 319,793 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of 1.15% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Kroger, 5.5%, 2/1/2013 | (9,637) |
| 319,793 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .93% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Safeway, 5.8%, 8/15/2012 | (5,059) |
| 639,585 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .57% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Target, 5.875%, 3/1/2012 | (8,756) |

| Notional Amount ($) | Description | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|
| 700,000 | Agreement with Merrill Lynch terminating June 20, 2008 to pay a fixed rate of .54% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 5.625%, 1/15/2007 | (4,109) |
| 400,000 | Agreement with Merrill Lynch terminating September 20, 2008 to pay a fixed rate of .59% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 5.625%, 7/15/2007 | (3,347) |
| **Total** | | **(40,062)** |

Realized gains and losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2003, the cost of investments for federal income tax purposes was $110,610,248; accordingly, accumulated net unrealized appreciation on investments was $1,291,190, consisting of $1,978,795 gross unrealized appreciation and $687,605 and gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

**Shareholders and Board of Trustees**
**Dreyfus Investment Portfolios, Core Bond Portfolio**

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and options written, of Dreyfus Investment Portfolios, Core Bond Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Core Bond Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
February 5, 2004

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates .84% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

---

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

---

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

### David W. Burke (67)
### Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

————————

### Whitney I. Gerard (69)
### Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

————————

### Arthur A. Hartman (77)
### Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

————————

### George L. Perry (69)
### Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

————————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 81 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

# For More Information

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

**Dreyfus**
**Investment Portfolios,**
**Core Bond Portfolio**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166


165AR1203

# Dreyfus
# Investment Portfolios,
# Emerging Leaders
# Portfolio

**ANNUAL REPORT** December 31, 2003



YOU, YOUR ADVISOR AND

**Dreyfus**
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents

The Portfolio



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Emerging Leaders Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Paul Kandel and Hilary Woods.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

### How did Dreyfus Investment Portfolios, Emerging Leaders Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, Dreyfus Investment Portfolios, Emerging Leaders Portfolio produced total returns of 47.61% for its Initial shares and 47.16% for its Service shares.[1] This compares with a total return of 47.25% for the portfolio's benchmark, the Russell 2000 Index (the "Index"), for the same period.[2]

We attribute the portfolio's gains to a positive shift in investor sentiment, which was bolstered by the successful conclusion of major combat operations in Iraq and mounting evidence of stronger global economic growth. These conditions led to a sharp recovery in stock prices that began in March 2003 and persisted through the end of the reporting period. Gains proved especially strong among small-cap stocks, where the portfolio invests to find its most attractive investment opportunities. The portfolio roughly matched the Index's returns due to particularly good stock selections in the producer durables, consumer discretionary, utilities and health care groups, which made up for slightly weaker returns than the benchmark in the areas of energy and technology.

### What is the portfolio's investment approach?

The portfolio seeks capital growth by investing in a diversified group of companies that we believe are emerging leaders in their respective industries. The companies in which we invest offer products, processes or services that we believe enhance their prospects for future earnings or revenue growth. Using fundamental research, we look for stocks with dominant positions in major product lines, sustained records of achievement and strong balance sheets. We also base investment decisions on the expected impact of changes in a company's management or organizational structure.

Our investment approach targets growth-oriented stocks (those companies with earnings that are expected to grow faster than the overall market), value-oriented stocks (those that appear underpriced according to a number of financial measurements) and stocks that exhibit both growth and value characteristics. We typically sell a stock when the reasons for buying it no longer apply or when the company begins to show deteriorating fundamentals or poor relative performance.

### What other factors influenced the portfolio's performance?

In light of accumulating evidence of accelerating economic growth in the United States and around the world, we positioned the portfolio to benefit from rising demand for industrial supplies and materials. This strategy proved successful in the producer durables sector, where we established an overweighted position and share prices appreciated significantly. The portfolio's returns were enhanced to an even greater degree by targeting companies and industries within the producer durables area that we believed offered the greatest exposure to the improving economy. These included companies leveraged to the home building boom, such as residential builders Toll Brothers; construction equipment producers positioned to benefit from increasing capital expenditures in mining, such as Joy Global and Terex; and enterprises supporting the build-out of cable/telecom infrastructure, such as MasTec.

The portfolio also benefited from good individual stock selections in the consumer discretionary, utilities and health care areas. Top consumer discretionary performers included specialty retailers such as Hot Topic; gaming companies such as Station Casinos; and educational services providers such as DeVry. Among utilities, the portfolio derived particularly strong gains from its position in Time Warner Telecom, a broadband business services provider, which increased more than three-fold on the basis of its rapid expansion in metropolitan New York City. Finally, in health care, the portfolio emphasized service companies such as Mariner Health Care and drug development companies such as Inspire Pharmaceutical that provided strong returns.

Returns were more modest than the benchmark in the energy and technology groups. Despite the lack of exploration success and limited domestic supplies of oil and natural gas, the energy exploration and production stocks that the portfolio emphasized did not rise substantially until the final months of the reporting period. In technology, investors generally favored previously beaten-down, smaller stocks with weak underlying business fundamentals. Because our disciplined stock selection process avoids such stocks, the portfolio held fewer of the market's best performers than the benchmark.

### What is the portfolio's current strategy?

As of the end of 2003, we remain encouraged by continuing signs of economic growth. We expect the movement in investor psychology to continue, moving from the mortgage refinancing-led financial and consumer binge, and respective sector overvaluation, to the industrial side of the ledger. We continue to emphasize investments that we believe are positioned to benefit from rising levels of industrial activity and corporate capital spending. In particular, at the end of the reporting period the portfolio held relatively overweighted positions in the energy, producer durables, materials and processing and technology areas. On the other hand, we have de-emphasized consumer discretionary and financial services stocks, where we believe margins have peaked and where their p/e multiples may contract as interest rates rise.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Emerging Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

# PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Emerging Leaders Portfolio Initial shares and Service shares and the Russell 2000 Index

## Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Initial shares** | **12/15/99** | **47.61%** | **15.96%** |
| **Service shares** | **12/15/99** | **47.16%** | **15.78%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.*

***The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.***

*The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Emerging Leaders Portfolio on 12/15/99 (inception date of Initial shares) to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date. For comparative purposes, the value of the Index on 11/30/99 is used as the beginning value on 12/15/99.*

**6**

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

December 31, 2003

| Common Stocks—99.0% | Shares | | Value ($) |
|---|---|---|---|
| **Autos & Transports—4.3%** | | | |
| American Axle & Manufacturing | 13,000 | a | 525,460 |
| Hub, Cl. A | 22,500 | a | 484,650 |
| Wabtec | 30,000 | | 511,200 |
| | | | **1,521,310** |
| **Consumer—16.0%** | | | |
| American Italian Pasta, Cl. A | 10,500 | a | 439,950 |
| Cott | 18,500 | a | 518,185 |
| DeVry | 20,000 | a | 502,600 |
| Emmis Communications, Cl. A | 20,000 | a | 541,000 |
| Entercom Communications | 10,500 | a | 556,080 |
| Fossil | 18,500 | a | 518,185 |
| Hot Topic | 16,500 | a | 486,090 |
| Linens 'n Things | 16,300 | a | 490,304 |
| Mandalay Resort | 12,500 | | 559,000 |
| The Sports Authority | 13,000 | a | 499,200 |
| Wild Oats Markets | 45,000 | a | 581,850 |
| | | | **5,692,444** |
| **Energy—6.1%** | | | |
| McMoRan Exploration | 28,000 | a | 525,000 |
| Rowan Cos. | 18,000 | a | 417,060 |
| Superior Energy Services | 40,000 | a | 376,000 |
| Tom Brown | 14,500 | a | 467,625 |
| Unit | 16,500 | a | 388,575 |
| | | | **2,174,260** |
| **Financial Services—18.6%** | | | |
| Arch Capital Group | 11,500 | a | 458,390 |
| Doral Financial | 12,000 | | 387,360 |
| First Marblehead | 6,700 | | 146,596 |
| GATX | 18,500 | | 517,630 |
| Global Payments | 12,000 | | 565,440 |
| Investors Financial Services | 13,500 | | 518,535 |
| Max Re Capital | 20,000 | | 448,800 |
| Montpelier Re Holdings | 12,500 | | 458,750 |
| National Financial Partners | 17,000 | | 468,350 |
| Nelnet, Cl. A | 22,000 | | 492,800 |
| Seacoast Financial Services | 20,000 | | 548,200 |
| Texas Regional Bancshares, Cl. A | 13,000 | | 481,000 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Financial Services (continued)** | | | |
| W Holding Co. | 32,130 | | 597,939 |
| Webster Financial | 11,000 | | 504,460 |
| | | | **6,594,250** |
| **Health Care—12.7%** | | | |
| Andrx | 21,500 | a | 516,860 |
| Apria Healthcare Group | 13,500 | a | 384,345 |
| Cypress Bioscience | 42,000 | a | 636,300 |
| Dade Behring | 13,500 | a | 482,490 |
| Mariner Health Care | 28,500 | a | 630,563 |
| Renal Care Group | 13,000 | a | 535,600 |
| Techne | 11,500 | a | 434,470 |
| Telik | 20,000 | a | 460,200 |
| Vicuron Pharmaceuticals | 23,500 | a | 438,275 |
| | | | **4,519,103** |
| **Materials & Processing—10.3%** | | | |
| Agnico-Eagle Mines | 33,000 | | 398,310 |
| Airgas | 22,000 | | 472,560 |
| Allegheny Technologies | 55,000 | | 727,100 |
| Crown | 53,500 | a | 484,710 |
| First Quantum Minerals | 47,000 | a | 510,530 |
| OM Group | 20,000 | a | 523,800 |
| Olin | 27,500 | | 551,650 |
| | | | **3,668,660** |
| **Producer Durables—10.2%** | | | |
| AGCO | 20,000 | a | 402,800 |
| IMPCO Technologies | 60,000 | a | 523,200 |
| Joy Global | 25,000 | | 653,750 |
| Terex | 18,500 | a | 526,880 |
| URS | 20,000 | a | 500,200 |
| United Defense Industries | 14,000 | a | 446,320 |
| Universal Compression | 21,000 | a | 549,360 |
| | | | **3,602,510** |
| **Technology—16.0%** | | | |
| ATMI | 20,000 | a | 462,800 |
| Altiris | 15,000 | a | 547,200 |
| Ask Jeeves | 27,500 | a | 498,300 |
| Brooks Automation | 24,000 | a | 580,080 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Technology (continued)** | | | |
| Exar | 27,500 | a | 469,700 |
| Integrated Circuit Systems | 12,000 | a | 341,880 |
| Micrel | 27,500 | a | 428,450 |
| MicroStrategy, Cl. A | 10,000 | a | 524,800 |
| ON Semiconductor | 77,500 | a | 499,875 |
| Packeteer | 27,500 | a | 466,950 |
| Plexus | 25,000 | a | 429,250 |
| Skyworks Solutions | 47,500 | a | 413,250 |
| | | | **5,662,535** |
| **Utilities—4.8%** | | | |
| El Paso Electric | 30,000 | a | 400,500 |
| Time Warner Telecom, Cl. A | 41,300 | a | 418,369 |
| Westar Energy | 21,000 | | 425,250 |
| Western Gas Resources | 9,500 | | 448,875 |
| | | | **1,692,994** |
| **Total Common Stocks** | | | |
| (cost $26,717,661) | | | **35,128,066** |

| Other Investments—2.1% | | | |
|---|---|---|---|
| **Registered Investment Companies:** | | | |
| Dreyfus Institutional Cash Advantage Fund | 248,000 | b | 248,000 |
| Dreyfus Institutional Cash Advantage Plus Fund | 248,000 | b | 248,000 |
| Dreyfus Institutional Preferred Plus Money Market Fund | 248,000 | b | 248,000 |
| **Total Other Investments** | | | |
| (cost $744,000) | | | **744,000** |
| **Total Investments** (cost $27,461,661) | **101.1%** | | **35,872,066** |
| **Liabilities, Less Cash and Receivables** | **(1.1%)** | | **(372,856)** |
| **Net Assets** | **100.0%** | | **35,499,210** |

a   *Non-income producing.*
b   *Investments in affiliated money market mutual funds—See Note 3(d).*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 27,461,661 | 35,872,066 |
| Dividends receivable | | 14,633 |
| Prepaid expenses | | 425 |
| | | **35,887,124** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 30,653 |
| Cash overdraft due to Custodian | | 12,922 |
| Payable for investment securities purchased | | 287,954 |
| Payable for shares of Beneficial Interest redeemed | | 11,779 |
| Accrued expenses | | 44,606 |
| | | **387,914** |
| **Net Assets ($)** | | **35,499,210** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 27,952,285 |
| Accumulated net realized gain (loss) on investments | | (863,480) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 8,410,405 |
| **Net Assets ($)** | | **35,499,210** |

## Net Asset Value Per Share

| | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 19,102,270 | 16,396,940 |
| Shares Outstanding | 871,419 | 752,789 |
| **Net Asset Value Per Share ($)** | **21.92** | **21.78** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $9 foreign taxes withheld at source) | 127,708 |
| Interest | 397 |
| **Total Income** | **128,105** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 237,215 |
| Auditing fees | 39,750 |
| Distribution fees–Note 3(b) | 31,380 |
| Prospectus and shareholders' reports | 15,711 |
| Custodian fees–Note 3(b) | 4,730 |
| Shareholder servicing costs–Note 3(b) | 2,665 |
| Legal fees | 1,724 |
| Trustees' fees and expenses–Note 3(c) | 1,192 |
| Miscellaneous | 1,484 |
| **Total Expenses** | **335,851** |
| **Investment (Loss)–Net** | **(207,746)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 2,949,513 |
| Net unrealized appreciation (depreciation) on investments | 7,884,637 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **10,834,150** |
| **Net Increase in Net Assets Resulting from Operations** | **10,626,404** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended December 31, | |
|---|---|---|
|  | 2003 | 2002 |
| **Operations ($):** | | |
| Investment (loss)–net | (207,746) | (134,613) |
| Net realized gain (loss) on investments | 2,949,513 | (2,725,341) |
| Net unrealized appreciation (depreciation) on investments | 7,884,637 | (2,551,899) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **10,626,404** | **(5,411,853)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 5,205,309 | 7,099,782 |
| Service shares | 4,353,641 | 8,328,068 |
| Cost of shares redeemed: | | |
| Initial shares | (3,417,162) | (5,168,938) |
| Service shares | (2,677,236) | (1,476,905) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **3,464,552** | **8,782,007** |
| **Total Increase (Decrease) in Net Assets** | **14,090,956** | **3,370,154** |
| **Net Assets ($):** | | |
| Beginning of Period | 21,408,254 | 18,038,100 |
| **End of Period** | **35,499,210** | **21,408,254** |
| **Capital Share Transactions (Shares):** | | |
| **Initial Shares** | | |
| Shares sold | 279,542 | 404,268 |
| Shares redeemed | (201,434) | (329,243) |
| **Net Increase (Decrease) in Shares Outstanding** | **78,108** | **75,025** |
| **Service Shares** | | |
| Shares sold | 254,915 | 493,678 |
| Shares redeemed | (153,108) | (98,214) |
| **Net Increase (Decrease) in Shares Outstanding** | **101,807** | **395,464** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| **Initial Shares** | 2003 | 2002 | 2001 | 2000 | 1999a |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.85 | 18.53 | 17.05 | 13.44 | 12.50 |
| Investment Operations: | | | | | |
| Investment income (loss)−net b | (.12) | (.09) | (.08) | (.09) | .01 |
| Net realized and unrealized gain (loss) on investments | 7.19 | (3.59) | 1.57 | 4.30 | .93 |
| Total from Investment Operations | 7.07 | (3.68) | 1.49 | 4.21 | .94 |
| Distributions: | | | | | |
| Dividends from investment income−net | − | − | − | (.01) | − |
| Dividends from net realized gain on investments | − | − | (.01) | (.59) | − |
| Total Distributions | − | − | (.01) | (.60) | − |
| Net asset value, end of period | 21.92 | 14.85 | 18.53 | 17.05 | 13.44 |
| **Total Return (%)** | 47.61 | (19.86) | 8.74 | 31.70 | 7.52c |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | 1.15 | 1.17 | 1.46 | 1.50 | .07 c |
| Ratio of net investment income (loss) to average net assets | (.67) | (.51) | (.44) | (.59) | .04c |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | − | − | .16 | .70 | 1.25c |
| Portfolio Turnover Rate | 111.28 | 127.24 | 175.21 | 234.94 | 1.79c |
| Net Assets, end of period ($ x 1,000) | 19,102 | 11,777 | 13,308 | 5,902 | 2,150 |

a  From December 15, 1999 (commencement of operations) to December 31, 1999.
b  Based on average shares outstanding at each month end.
c  Not annualized.
See notes to financial statements.

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| **Service Shares** | 2003 | 2002 | 2001 | 2000[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 14.79 | 18.51 | 17.05 | 17.05 |
| Investment Operations: | | | | |
| Investment (loss)–net | (.16)[b] | (.13)[b] | (.08)[b] | – |
| Net realized and unrealized<br>  gain (loss) on investments | 7.15 | (3.59) | 1.55 | – |
| Total from Investment Operations | 6.99 | (3.72) | 1.47 | – |
| Distributions: | | | | |
| Dividends from net realized<br>  gain on investments | – | – | (.01) | – |
| Net asset value, end of period | 21.78 | 14.79 | 18.51 | 17.05 |
| **Total Return (%)** | 47.16 | (20.04) | 8.62 | – |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 1.41 | 1.43 | 1.50 | – |
| Ratio of net investment (loss)<br>  to average net assets | (.92) | (.79) | (.49) | – |
| Decrease reflected in above<br>  expense ratios due to undertakings<br>  by The Dreyfus Corporation | – | – | .30 | – |
| Portfolio Turnover Rate | 111.28 | 127.24 | 175.21 | 234.94 |
| Net Assets, end of period ($ x 1,000) | 16,397 | 9,631 | 4,730 | 1 |

[a]  *The portfolio commenced offering Service shares on December 31, 2000.*
[b]  *Based on average shares outstanding at each month end.*
*See notes to financial statements.*

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Emerging Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) **Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(d) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $853,007 and unrealized appreciation $8,399,932.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, the carryover expires in fiscal 2010.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $207,746 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the line of credit.

### NOTE 3-Investment Advisory Fee and Other Transactions with Affiliates:

**(a)** Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .90 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.50% of the value of the average daily net assets of their class. During the period ended December 31, 2003, there was no expense reimbursement pursuant to the undertaking.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $31,380 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $122 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $4,730 pursuant to the custody agreement.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio invests its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $10,965 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $31,711,637 and $28,403,967 respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $27,472,134; accordingly, accumulated net unrealized appreciation on investments was $8,399,932, consisting of $8,683,372 gross unrealized appreciation and $283,440 gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

**Shareholders and Board of Trustees**
**Dreyfus Investment Portfolios, Emerging Leaders Portfolio**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Emerging Leaders Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Emerging Leaders Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
February 5, 2004

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

---

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

---

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
- President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
- The International Executive Services Corps, Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson
- Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

**David W. Burke (67)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

—————————

**Whitney I. Gerard (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

—————————

**Arthur A. Hartman (77)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

—————————

**George L. Perry (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

—————————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 81 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 73 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of Dreyfus since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

# For More Information

Dreyfus Investment Portfolios,
Emerging Leaders Portfolio
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

 192AR1203

# Dreyfus
# Investment Portfolios,
# Founders Growth
# Portfolio

**ANNUAL REPORT** December 31, 2003



YOU, YOUR ADVISOR AND

**Dreyfus**
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents

# The Portfolio



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Founders Growth Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, John Jares, CFA, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

John Jares, CFA, Portfolio Manager
Founders Asset Management LLC, Sub-Investment Adviser

**How did Dreyfus Investment Portfolios, Founders Growth Portfolio perform relative to its benchmark?**

For the 12-month period ended December 31, 2003, the portfolio produced total returns of 30.69% for its Initial Shares and 30.72% for its Service shares.[1] In contrast, the Standard & Poor's 500 BARRA Growth Index (the "Index"), the portfolio's benchmark, produced a total return of 25.66% for the same period.[2]

An improving economy and better than expected corporate profits fueled the stock market's rise during 2003, as federal income tax cuts and low interest rates spurred investment, while uncertainty concerning Iraq eased. The portfolio produced higher returns than its benchmark, primarily due to the success of our stock selection strategy in the technology and leisure industries groups. Additionally, the portfolio maintained a relatively high cash position early in 2003 that helped cushion the decline in stock prices that occurred in the months leading up to the war.

**What is the portfolio's investment approach?**

The portfolio invests primarily in large, well-managed growth companies whose performance is not entirely dependent upon the fortunes of the economy. Utilizing a "bottom-up" approach, we focus on individual stock selection rather than on forecasting stock market trends. We look for high-quality, proven companies with an established track record of sustained earnings growth in excess of industry averages. The companies we select must have a sustainable competitive advantage, such as a dominant brand name, a high barrier to entry from competition and/or large untapped market opportunities.

**What other factors influenced the portfolio's performance?**

Stocks surged in March when U.S. troops entered Iraq, removing uncertainty regarding the timing of the war. Meanwhile, aggressive tax cuts and historically low interest rates fueled an economic recovery in the second half of the year. Consumer spending on cars, homes, consumer electronics, leisure activities and other services accelerated.

For example, shares of Royal Caribbean Cruises had been beaten down by terrorism fears and concerns that people might not travel if the war went poorly. By mid-March, the stock appeared inexpensive to us, yet the company continued to post strong profits. We purchased the stock, and it gained value when the war's outcome became clearer. Another beneficiary of a "post-war bounce" was Best Buy Co., the consumer electronics retailer. In the uncertain economic climate prior to the war, investors were wary of investing in consumer discretionary stocks because they feared that rising unemployment might cause consumers to rein in spending. However, the Federal Reserve Board acted to stimulate the economy in late June with its thirteenth interest-rate reduction since January 2001, the economy gained strength and Best Buy Co. continued to post strong profits, benefiting its stock price.

The recovering economy also benefited technology companies such as Cisco Systems, Intel and VERITAS Software, as investors began to see a long-awaited rebound in corporate capital spending. As investor optimism improved, the biotechnology and medical products industries also posted strong gains. Boston Scientific, a leading manufacturer of medical devices used in cardiology, interventional radiology and neurovascular procedures, announced particularly strong results. The company's drug-coated cardiovascular devices could make prior technologies obsolete, leaving little competition in the category. Another strong performer was Teva Pharmaceutical Industries, which focuses on less expensive generic drugs that have competed well against brand-name products.

An important reason the portfolio outperformed its benchmark was its higher than average cash position prior to the war, when stock prices generally declined. Cash peaked at 18% of the portfolio's assets in February, but declined to 6% by March as we put money to work in stocks that we believed would benefit from a favorable war outcome and a stronger economy.

Of course, some of the portfolio's holdings produced disappointing returns during the year. Among them were basic materials holdings, such as Air Products and Chemicals, a supplier of industrial gas and related industrial process equipment, which experienced sluggish demand. We were also disappointed by BMC Software, which did not meet revenue growth targets.

### What is the portfolio's current strategy?

Our current strategy is to resume our normal policy of being fully invested in stocks rather than holding excess cash as we did in early 2003. It was unusual for us to make a "top down" decision to stay on the sidelines with a significant portion of the portfolio's assets. However, because the nation was on the brink of war at the time, we believed that a more prudent approach to the market was warranted. As of year-end 2003, our cash level was approximately 5% of assets, which is closer to the portfolio's historical norms, reflecting its liquidity needs. With a more fully invested position as we enter 2004, we have prepared the portfolio for further economic growth by emphasizing investments in the consumer discretionary and technology sectors.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard and Poor's 500 BARRA Growth Index is a capitalization-weighted index of all the stocks in the Standard and Poor's 500 Composite Stock Price Index that have high price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

# PORTFOLIO PERFORMANCE



Comparison of change in value of a $10,000 investment in Dreyfus Investment Portfolios, Founders Growth Portfolio Initial shares and Service shares and the Standard & Poor's 500/BARRA Growth Index

## Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Initial shares** | **9/30/98** | **30.69%** | **(4.90)%** | **(0.21)%** |
| **Service shares** | **9/30/98** | **30.72%** | **(4.92)%** | **(0.22)%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

*† Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.*

*The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.*

*The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders Growth Portfolio on 9/30/98 (inception date of Initial shares) to a $10,000 investment made in the Standard and Poor's 500/BARRA Growth Index (the "Index") on that date.*

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a capitalization-weighted index of all the stocks in the Standard and Poor's 500 Composite Stock Price Index that have high price-to-book ratios. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# STATEMENT OF INVESTMENTS

December 31, 2003

| Common Stocks—90.5% | Shares | Value ($) |
|---|---|---|
| **Aerospace & Defense—1.0%** | | |
| General Dynamics | 1,265 | 114,343 |
| Lockheed Martin | 2,345 | 120,533 |
| | | **234,876** |
| **Airlines—.9%** | | |
| AMR | 7,869 [a] | 101,904 |
| Northwest Airlines | 7,752 [a] | 97,830 |
| | | **199,734** |
| **Aluminum—1.0%** | | |
| Alcoa | 5,798 | **220,324** |
| **Apparel Retail—1.1%** | | |
| Gap | 5,864 | 136,103 |
| Nordstrom | 3,290 | 112,847 |
| | | **248,950** |
| **Application Software—3.0%** | | |
| EMC | 14,876 [a] | 192,198 |
| PeopleSoft | 5,586 [a] | 127,361 |
| SAP, ADR | 8,620 | 358,247 |
| | | **677,806** |
| **Asset Management & Custody Banks—.9%** | | |
| SEI Investments | 6,390 | **194,703** |
| **Biotechnology—2.6%** | | |
| Amgen | 2,528 [a] | 156,230 |
| Gilead Sciences | 6,812 [a] | 396,050 |
| | | **552,280** |
| **Broadcasting & Cable TV—2.2%** | | |
| Clear Channel Communications | 1,326 | 62,097 |
| Comcast, Cl. A | 6,539 [a] | 204,540 |
| Cox Communications, Cl. A | 6,864 [a] | 236,465 |
| | | **503,102** |
| **Casinos & Gaming—.8%** | | |
| Mandalay Resort | 4,171 | **186,527** |
| **Communications Equipment—2.6%** | | |
| Cisco Systems | 15,678 [a] | 380,819 |
| Nokia, ADR | 12,500 | 212,500 |
| | | **593,319** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Computer & Electronics Retail–.7%** | | |
| Best Buy Co. | 3,032 | **158,392** |
| **Computer Hardware–1.6%** | | |
| International Business Machines | 3,990 | **369,793** |
| **Consumer Finance–2.0%** | | |
| MBNA | 18,406 | **457,389** |
| **Data Processing & Outsourced Services–1.3%** | | |
| Fiserv | 6,656 [a] | **262,979** |
| **Department Stores–1.2%** | | |
| Kohl's | 3,056 [a] | 137,337 |
| Sears, Roebuck and Co. | 3,027 | 137,698 |
| | | **275,035** |
| **Diversified Banks–3.3%** | | |
| Bank of America | 979 | 78,741 |
| Bank One | 5,051 | 230,275 |
| Wells Fargo & Co. | 7,142 | 420,592 |
| | | **729,608** |
| **Diversified Commercial Services–1.8%** | | |
| Cendant | 18,195 [a] | **405,203** |
| **Diversifed Financial Services–1.2%** | | |
| Citigroup | 5,672 | **275,319** |
| **Drug Retail–1.5%** | | |
| Walgreen | 9,363 | **340,626** |
| **Electronic Equipment Manufacturers–.3%** | | |
| Agilent Technologies | 2,083 [a] | **60,907** |
| **Exchange Traded Funds–5.2%** | | |
| SPDRs | 10,465 | **1,164,545** |
| **Food Retail–.5%** | | |
| Safeway | 5,526 [a] | **121,075** |
| **Gas Utilities–.8%** | | |
| Kinder Morgan | 2,938 | **173,636** |
| **Gold–.8%** | | |
| Newmont Mining | 3,737 | **181,656** |
| **Healthcare Equipment–.4%** | | |
| Boston Scientific | 2,690 [a] | **98,884** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Home Improvement Retail–1.2%** | | |
| Home Depot | 7,703 | **273,379** |
| **Household Products–1.1%** | | |
| Procter & Gamble | 2,581 | **257,790** |
| **Hypermarkets & Super Centers–.5%** | | |
| Wal-Mart Stores | 2,126 | **112,784** |
| **IT Consulting & Services–1.1%** | | |
| Accenture, Cl. A | 9,159 [a] | **241,065** |
| **Industrial Conglomerates–4.4%** | | |
| General Electric | 27,990 | 867,130 |
| 3M | 1,524 | 129,586 |
| | | **996,716** |
| **Industrial Machinery–.6%** | | |
| Illinois Tool Works | 1,546 | **129,725** |
| **Integrated Oil & Gas–.5%** | | |
| Exxon Mobil | 2,690 | **110,290** |
| **Investment Banking & Brokerage–2.2%** | | |
| Charles Schwab | 15,607 | 184,787 |
| Goldman Sachs Group | 2,092 | 206,543 |
| Morgan Stanley | 1,723 | 99,710 |
| | | **491,040** |
| **Leisure Facilities–3.4%** | | |
| Carnival | 5,724 | 227,415 |
| Royal Caribbean Cruises | 15,129 | 526,338 |
| | | **753,753** |
| **Movies & Entertainment–4.3%** | | |
| Time Warner | 19,766 [a] | 355,590 |
| Viacom, Cl. B | 5,849 | 259,579 |
| Walt Disney | 15,045 | 351,000 |
| | | **966,169** |
| **Multi-Line Insurance–1.0%** | | |
| American International Group | 3,454 | **228,931** |
| **Oil & Gas Drilling–.2%** | | |
| GlobalSantaFe | 1,946 | **48,319** |
| **Oil & Gas Equipment & Services–.8%** | | |
| Smith International | 4,472 [a] | **185,677** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Personal Products–2.3%** | | |
| Estee Lauder Cos., Cl. A | 13,163 | **516,779** |
| **Pharmaceuticals–5.0%** | | |
| Johnson & Johnson | 4,403 | 227,459 |
| Merck & Co. | 2,518 | 116,332 |
| Pfizer | 8,366 | 295,571 |
| Teva Pharmaceutical Industries, ADR | 4,200 | 238,182 |
| Wyeth | 5,565 | 236,234 |
| | | **1,113,778** |
| **Publishing–1.6%** | | |
| Gannett | 2,702 | 240,910 |
| Tribune | 2,246 | 115,894 |
| | | **356,804** |
| **Railroads–2.2%** | | |
| Canadian National Railway | 1,970 | 124,662 |
| Union Pacific | 5,378 | 373,663 |
| | | **498,325** |
| **Semiconductor Equipment–2.0%** | | |
| ASML Holding | 7,039 [a] | 141,132 |
| KLA-Tencor | 3,179 [a] | 186,512 |
| Novellus Systems | 2,940 [a] | 123,627 |
| | | **451,271** |
| **Semiconductors–8.2%** | | |
| Broadcom, Cl. A | 1,999 [a] | 68,146 |
| Intel | 14,007 | 451,025 |
| Linear Technology | 9,836 | 413,801 |
| Marvell Technology Group | 1,670 [a] | 63,343 |
| Maxim Integrated Products | 8,888 | 442,622 |
| Xilinx | 10,164 [a] | 393,753 |
| | | **1,832,690** |
| **Soft Drinks–1.0%** | | |
| Coca-Cola | 4,309 | **218,682** |
| **Specialty Stores–1.4%** | | |
| Staples | 4,308 [a] | 117,608 |
| Tiffany & Co. | 4,352 | 196,710 |
| | | **314,318** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Systems Software—6.1%** | | |
| Adobe Systems | 1,943 | 76,360 |
| Microsoft | 21,546 | 593,377 |
| Oracle | 26,379 [a] | 348,203 |
| VERITAS Software | 9,267 [a] | 344,362 |
| | | **1,362,302** |
| **Wireless Telecommunication Services—.7%** | | |
| Nextel Communications | 5,678 [a] | **159,325** |
| **Total Common Stocks** | | |
| (cost $16,615,333) | | **20,306,580** |

| Short-Term Investments—11.0% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Agency Discount Note;** | | |
| Federal National Mortgage Association, .65%, 1/2/2004 | | |
| (cost $2,479,955) | 2,480,000 | **2,479,955** |
| **Total Investments** (cost $19,095,288) | **101.5%** | **22,786,535** |
| **Liabilities, Less Cash and Receivables** | **(1.5%)** | **(341,836)** |
| **Net Assets** | **100.0%** | **22,444,699** |

[a] *Non-income producing.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 19,095,288 | 22,786,535 |
| Cash | | 18,045 |
| Receivable for investment securities sold | | 324,828 |
| Dividends receivable | | 26,953 |
| Receivable for shares of Beneficial Interest subscribed | | 420 |
| Prepaid expenses | | 583 |
| | | **23,157,364** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 14,970 |
| Payable for investment securities purchased | | 651,133 |
| Payable for shares of Beneficial Interest redeemed | | 1,828 |
| Accrued expenses | | 44,734 |
| | | **712,665** |
| **Net Assets ($)** | | **22,444,699** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 38,183,048 |
| Accumulated investment income–net | | 16,800 |
| Accumulated net realized gain (loss) on investments | | (19,446,396) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 3,691,247 |
| **Net Assets ($)** | | **22,444,699** |

| **Net Asset Value Per Share** | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 16,725,303 | 5,719,396 |
| Shares Outstanding | 1,516,090 | 519,181 |
| **Net Asset Value Per Share ($)** | **11.03** | **11.02** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $475 foreign taxes withheld at source) | 199,587 |
| Interest | 18,548 |
| **Total Income** | **218,135** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 151,001 |
| Auditing fees | 35,038 |
| Prospectus and shareholders' reports | 15,306 |
| Custodian fees–Note 3(b) | 13,978 |
| Distribution fees–Note 3(b) | 12,615 |
| Shareholder servicing costs–Note 3(b) | 1,717 |
| Trustees' fees and expenses–Note 3(c) | 942 |
| Legal fees | 486 |
| Loan commitment fees–Note 2 | 209 |
| Miscellaneous | 1,748 |
| **Total Expenses** | **233,040** |
| Less–waiver of fees due to undertaking–Note 3(a) | (31,705) |
| **Net Expenses** | **201,335** |
| **Investment Income–Net** | **16,800** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 622,662 |
| Net unrealized appreciation (depreciation) on investments | 4,715,992 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **5,338,654** |
| **Net Increase in Net Assets Resulting from Operations** | **5,355,454** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended December 31, | |
|  | 2003 | 2002 |
|---|---|---|
| **Operations ($):** | | |
| Investment income (loss)−net | 16,800 | (17,553) |
| Net realized gain (loss) on investments | 622,662 | (5,372,612) |
| Net unrealized appreciation (depreciation) on investments | 4,715,992 | (2,834,277) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **5,355,454** | **(8,224,442)** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net: | | |
| Initial shares | – | (15,843) |
| Service shares | – | (3,788) |
| **Total Dividends** | **–** | **(19,631)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 1,691,152 | 692,907 |
| Service shares | 1,792,629 | 3,124,265 |
| Dividends reinvested: | | |
| Initial shares | – | 15,843 |
| Service shares | – | 3,788 |
| Cost of shares redeemed: | | |
| Initial shares | (3,408,234) | (5,262,139) |
| Service shares | (1,761,411) | (1,309,317) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(1,685,864)** | **(2,734,653)** |
| **Total Increase (Decrease) in Net Assets** | **3,669,590** | **(10,978,726)** |
| **Net Assets ($):** | | |
| Beginning of Period | 18,775,109 | 29,753,835 |
| **End of Period** | **22,444,699** | **18,775,109** |
| Undistributed investment income−net | 16,800 | – |

| | Year Ended December 31, | |
|---|---|---|
| | 2003 | 2002 |
| **Capital Share Transactions:** | | |
| **Initial Shares** | | |
| Shares sold | 167,434 | 67,093 |
| Shares issued for dividends reinvested | – | 1,334 |
| Shares redeemed | (362,592) | (533,187) |
| **Net Increase (Decrease) in Shares Outstanding** | **(195,158)** | **(464,760)** |
| **Service Shares** | | |
| Shares sold | 184,416 | 286,912 |
| Shares issued for dividends reinvested | – | 319 |
| Shares redeemed | (179,252) | (126,016) |
| **Net Increase (Decrease) in Shares Outstanding** | **5,164** | **161,215** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

|  | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **Initial Shares** | 2003 | 2002 | 2001 | 2000 | 1999 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 8.44 | 11.77 | 14.73 | 19.87 | 15.90 |
| Investment Operations: | | | | | |
| Investment income (loss)−net[a] | .01 | (.01) | .01 | .02 | (.02) |
| Net realized and unrealized gain (loss) on investments | 2.58 | (3.31) | (2.96) | (5.03) | 5.79 |
| Total from Investment Operations | 2.59 | (3.32) | (2.95) | (5.01) | 5.77 |
| Distributions: | | | | | |
| Dividends from investment income−net | − | (.01) | (.01) | − | (.01) |
| Dividends from net realized gain on investments | − | − | − | (.13) | (1.79) |
| Total Distributions | − | (.01) | (.01) | (.13) | (1.80) |
| Net asset value, end of period | 11.03 | 8.44 | 11.77 | 14.73 | 19.87 |
| **Total Return (%)** | 30.69 | (28.25) | (20.03) | (25.40) | 39.01 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | 1.00 | 1.00 | .99 | .97 | 1.00 |
| Ratio of net investment income (loss) to average net assets | .08 | (.08) | .08 | .11 | (.11) |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | .09 | .09 | .10 | .11 | 1.33 |
| Portfolio Turnover Rate | 126.24 | 165.08 | 180.84 | 171.96 | 115.08 |
| Net Assets, end of period ($ x 1,000) | 16,725 | 14,442 | 25,607 | 28,583 | 7,485 |

[a]  Based on average shares outstanding at each month end.
*See notes to financial statements.*

| Service Shares | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 8.43 | 11.76 | 14.73 | 14.73 |
| Investment Operations: | | | | |
| Investment income (loss)−net | .01[b] | (.01)[b] | (.00)[b,c] | − |
| Net realized and unrealized gain (loss) on investments | 2.58 | (3.31) | (2.96) | − |
| Total from Investment Operations | 2.59 | (3.32) | (2.96) | − |
| Distributions: | | | | |
| Dividends from investment income−net | − | (.01) | (.01) | − |
| Net asset value, end of period | 11.02 | 8.43 | 11.76 | 14.73 |
| **Total Return (%)** | 30.72 | (28.21) | (20.16) | − |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 1.00 | 1.00 | 1.00 | − |
| Ratio of net investment income (loss) to average net assets | .09 | (.06) | (.01) | − |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | .35 | .34 | .40 | − |
| Portfolio Turnover Rate | 126.24 | 165.08 | 180.84 | 171.96 |
| Net Assets, end of period ($ x 1,000) | 5,719 | 4,333 | 4,147 | −[d] |

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Amount represents less than $.01 per share.*
[d]   *Amount represents less than $1,000.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation. Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Mellon.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $189 during the period ended December 31, 2003, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(d) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $16,800, accumulated capital losses $18,633,948 and unrealized appreciation $2,878,799.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $1,353,030 of the carryover expires in fiscal 2008, $11,561,842 expires in fiscal 2009 and $5,719,076 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, respectively, were as follows: ordinary income $0 and $19,631.

### NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the Facility.

### NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, Dreyfus waived receipt of fees of $31,705, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

**Average Net Assets**

| | |
|---|---|
| 0 to $100 million . . . . . . . . . . . . . . . . . | .25 of 1% |
| $100 million to $1 billion . . . . . . . . . . . . | .20 of 1% |
| $1 billion to $1.5 billion . . . . . . . . . . . . . | .16 of 1% |
| In excess of $1.5 billion . . . . . . . . . . . . . | .10 of 1% |

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $12,615 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $147 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $13,978 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $23,052,895 and $24,883,237, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $19,907,736; accordingly, accumulated net unrealized appreciation on investments was $2,878,799, consisting of $3,809,536 gross unrealized appreciation and $930,737 gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

**Shareholders and Board of Trustees**
**Dreyfus Investment Portfolios, Founders Growth Portfolio**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders Growth Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders Growth Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
February 5, 2004

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

---

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

---

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
- President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
- The International Executive Services Corps, Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson
- Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

**David W. Burke (67)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

————————

**Whitney I. Gerard (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

————————

**Arthur A. Hartman (77)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

————————

**George L. Perry (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

————————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 58 years old and has been an employee of Dreyfus since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 50 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 57 years old and has been an employee of Dreyfus since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 54 years old and has been an employee of Dreyfus since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 58 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 81 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 73 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of Dreyfus since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

# For More Information

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

**Dreyfus Investment Portfolios,**
**Founders Growth Portfolio**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166



176AR1203

# Dreyfus
# Investment Portfolios, Founders International Equity Portfolio

**ANNUAL REPORT** December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents



Dreyfus Investment Portfolios,
Founders International
Equity Portfolio

# The Portfolio

## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Founders International Equity Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Remi J. Browne, CFA, and Daniel B. LeVan, CFA, of Founders Asset Management LLC, the fund's sub-investment adviser.

Despite headwinds caused by global economic and geopolitical uncertainty early in the year, stocks in developed and emerging markets generally gained ground in 2003. The combination of lower interest rates in many nations, a declining U.S. dollar relative to other major currencies, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel the value of international stocks higher for many investors.

While stocks in some markets may no longer be priced as attractively as they were at the start of the year, we believe that fundamentals remain generally favorable based on recent forecasts of continued global economic growth. However, our optimism is tempered by the understanding that some companies, industries, market sectors and geographic regions always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

Remi J. Browne, CFA, and Daniel B. LeVan, CFA, Portfolio Managers Founders Asset Management LLC, Sub-Investment Adviser How did Dreyfus Investment Portfolios, Founders International Equity Portfolio perform relative to its benchmark? For the 12-month period ended December 31, 2003, the portfolio produced total returns of 35.81% for its Initial shares and 35.92% for its Service shares.[1] This compares with a 39.42% total return produced by the portfolio's benchmark, the Morgan Stanley Capital International World ex U.S. Index, for the same period.[2]

We attribute the portfolio's performance to improving conditions in many global stock markets, especially during the second half of 2003. The portfolio's returns modestly trailed its benchmark, primarily due to poor perfomance earlier in the year.

### What is the portfolio's investment approach?

The portfolio focuses on individual stock selection. We do not attempt to predict interest rates or market movements, nor do we have country allocation models or targets. Rather, we choose investments on a company-by-company basis, searching to find what we believe are well-managed, well-positioned companies, wherever they may be.

Starting with roughly 1,500 of the largest companies outside the United States, we use quantitative analytical techniques to uncover possible attractive investments, which we then rigorously analyze. Our goal is to identify companies that we believe have achieved and can sustain growth through expanding volumes, increasing margins or new product development. In our view, these factors are the hallmarks of companies whose growth, in both revenues and earnings, will exceed that of global industry peers, as well as that of their local markets.

The portfolio is broadly invested across countries and industries, representing what we believe to be the best growth investment ideas in the world. We generally sell a stock when we determine that circumstances have changed and it will not achieve the growth in earnings we had anticipated, or when valuation becomes stretched.

**What other factors influenced the portfolio's performance?**

In the first quarter of 2003, global equity markets declined, mainly in response to weak economic fundamentals and growing tensions leading to the war in Iraq. However, after the quick end to major combat in Iraq, investor confidence soon improved. In addition, the containment of the SARS epidemic buoyed Asian markets, and China emerged as a major driver of the global economic recovery. The fear of deflation around the globe prompted many central banks to keep interest rates near historic lows. In the U.S., favorable tax legislation gave consumers extra money to spend, which contributed to an annualized economic growth rate of 8.2% in the third quarter of the year. These developments generally were favorable for global equity markets in 2003.

Still, the portfolio's returns might have been higher if the portfolio had greater representation in the lower-quality companies that led the market's advance early in the year, especially within the technology area. Instead, we focused on higher-quality technology, consumer discretionary and health care companies that we believed had more sustainable earnings growth. The portfolio's holdings of consumer staples stocks performed relatively well vs. the portfolio's benchmark, however, since these stocks historically have been more defensive in nature and, in light of the global economic recovery, tended to be out of favor with investors.

On the other hand, we are pleased that the portfolio enjoyed strong contributions to performance from its holdings in the materials group. Top performers in the materials sector included NOK, the Japanese chemical firm; ThyssenKrupp, the German steel conglomerate; and BHP Billiton, a U.K. mining company. Each of these companies benefited from the long-awaited recovery in manufacturing activity.

Germany represented one of the top-performing markets for the portfolio in 2003. The portfolio especially benefited from its relatively heavy exposure to SAP, the German software company that capitalized on controversy surrounding the hostile takeover of rival PeopleSoft by Oracle. As negotiations of the PeopleSoft deal continued and customers awaited a resolution, SAP attracted some of their customers and increased its market share.

### What is the portfolio's current strategy?

As of the end of the reporting period, we have found what we believe to be attractive investment opportunities within the technology, telecommunications and health care groups. In contrast, we are currently underweight in the financial, industrial and material groups.

From a regional perspective, as of the end of the reporting period, the largest portions of the portfolio's assets were invested in the United Kingdom, Japan and Germany, which comprised approximately 22.24%, 20.64% and 6.97% of the total portfolio, respectively. The smallest areas of concentration for the portfolio were Austria and Belgium, at approximately 0.75% and 0.91%, respectively.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2003, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends daily and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities.*

## PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Founders International Equity Portfolio Initial shares and Service shares and the Morgan Stanley Capital International World ex U.S. Index

## Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Initial shares** | **9/30/98** | **35.81%** | **(1.55)%** | **1.16%** |
| **Service shares** | **9/30/98** | **35.92%** | **(1.53)%** | **1.18%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.*

*The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders International Equity Portfolio on 9/30/98 (inception date of Initial shares) to a $10,000 investment made in the Morgan Stanley Capital International World ex U.S. Index (the "Index") on that date.*

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# STATEMENT OF INVESTMENTS

December 31, 2003

| Common Stocks—95.9% | Shares | Value ($) |
|---|---|---|
| **Australia—2.8%** | | |
| Boral | 12,900 | 49,293 |
| QBE Insurance Group | 16,800 | 133,952 |
| Seven Network | 11,400 | 52,565 |
| | | **235,810** |
| **Austria—.7%** | | |
| OMV | 430 | **63,879** |
| **Belgium—.9%** | | |
| Delhaize | 1,510 | **77,471** |
| **Canada—5.1%** | | |
| ATI Technologies | 3,800 [a] | 57,178 |
| Axcan Pharma | 3,200 [a] | 50,027 |
| Canadian Natural Resources | 1,300 | 65,607 |
| Canadian Tire | 1,600 | 48,730 |
| Metro, CL.A | 3,500 | 59,175 |
| Penn West Petroleum | 1,800 | 66,939 |
| QLT | 3,000 [a] | 56,744 |
| Sun Life Financial | 1,500 | 37,404 |
| | | **441,804** |
| **Denmark—1.9%** | | |
| Jyske Bank | 1,100 [a] | 57,975 |
| TDC | 2,800 | 100,747 |
| | | **158,722** |
| **Finland—1.5%** | | |
| Fortum | 8,000 | 82,531 |
| Nokia | 2,550 | 43,984 |
| | | **126,515** |
| **France—6.7%** | | |
| Aventis | 1,200 | 79,109 |
| BNP Paribas | 1,846 | 115,937 |
| Groupe Danone | 400 | 65,119 |
| Renault | 1,000 | 68,818 |
| Sagem | 816 | 87,211 |
| Societe Generale, Cl. A | 600 | 52,840 |
| Total | 561 | 104,034 |
| | | **573,068** |
| **Germany—6.9%** | | |
| Continental | 2,000 | 75,939 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Germany (continued)** | | |
| Deutsche Telekom | 3,340 [a] | 61,098 |
| E.ON | 1,600 | 104,533 |
| Metro | 2,430 | 107,001 |
| SAP | 1,000 | 167,516 |
| ThyssenKrupp | 3,820 | 75,309 |
| | | **591,396** |
| **Greece–2.0%** | | |
| Alpha Bank | 5,600 | **168,807** |
| **Ireland–1.7%** | | |
| Anglo Irish Bank | 9,100 | **143,223** |
| **Italy–2.9%** | | |
| Banca Intesa | 19,580 | 76,364 |
| Eni | 2,200 | 41,407 |
| Mediaset | 3,300 | 39,109 |
| Telecom Italia Mobile | 16,600 | 90,012 |
| | | **246,892** |
| **Japan–20.5%** | | |
| ASAHI BREWERIES | 7,000 | 63,690 |
| CASIO COMPUTER | 7,000 | 73,924 |
| CITIZEN ELECTRONICS | 1,400 | 127,119 |
| Eisai | 3,000 | 80,741 |
| KDDI | 15 | 85,770 |
| KEYENCE | 400 | 84,150 |
| Mitsubishi | 6,000 | 63,475 |
| Mitsubishi Tokyo Financial | 9 | 70,069 |
| NISSAN MOTOR | 9,900 | 112,848 |
| NOK | 2,000 | 72,639 |
| NTT DoCoMo | 27 | 61,101 |
| Nisshin Seifun | 5,000 | 44,422 |
| Nomura | 4,000 | 67,983 |
| ONO PHARMACEUTICAL | 2,000 | 75,060 |
| SUZUKEN | 1,900 | 61,576 |
| Seiko Epson | 1,300 | 60,533 |
| Seino Transportation | 6,000 | 49,506 |
| Sharp | 7,000 | 110,235 |
| Sumitomo Electric Industries | 5,000 | 44,608 |
| Sumitomo Mitsui Financial | 20 | 106,351 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| TDK | 1,500 | 107,841 |
| Takeda Chemical Industries | 1,000 | 39,579 |
| Toyota Motor | 2,700 | 91,023 |
| | | **1,754,243** |
| **Netherlands—3.5%** | | |
| ABN AMRO | 1,800 | 42,008 |
| Hunter Douglas | 1,060 | 49,489 |
| Ing Groep | 2,200 | 51,177 |
| Koninklijke (Royal) KPN | 8,700 [a] | 66,986 |
| Koninklijke (Royal) Philips Electronics | 1,200 | 34,950 |
| Wereldhave | 800 | 59,735 |
| | | **304,345** |
| **Norway—1.9%** | | |
| Norsk Hydro | 700 | 43,059 |
| Orkla | 1,800 | 40,190 |
| Telenor | 12,300 | 80,178 |
| | | **163,427** |
| **Singapore—1.7%** | | |
| Fraser & Neave | 7,750 | 57,506 |
| Keppel | 15,100 | 54,243 |
| Want Want | 40,000 | 38,000 |
| | | **149,749** |
| **Spain—4.6%** | | |
| ACS | 1,400 | 68,164 |
| Endesa | 3,389 | 65,022 |
| Gamesa | 1,900 | 62,365 |
| Repsol YPF | 4,300 | 83,636 |
| Telefonica | 4,700 | 68,828 |
| Telefonica Moviles | 4,400 | 45,835 |
| | | **393,850** |
| **Sweden—2.4%** | | |
| Getinge, Cl. B | 6,400 | 61,353 |
| Skandinaviska Enskilda Banken | 4,000 | 58,908 |
| TeliaSonera | 6,600 | 34,478 |
| Volvo,CL.B | 1,800 | 55,017 |
| | | **209,756** |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Switzerland—6.2%** | | | |
| Actelion | 640 | a | 68,887 |
| Credit Suisse | 2,300 | | 83,911 |
| Logitech International | 900 | a | 38,821 |
| Micronas Semiconductor | 1,890 | a | 80,687 |
| Novartis | 3,030 | | 137,172 |
| Saurer | 1,500 | a | 66,395 |
| UBS | 758 | | 51,764 |
| | | | **527,637** |
| **United Kingdom—22.0%** | | | |
| AstraZeneca | 1,450 | | 69,377 |
| BP | 18,753 | | 151,663 |
| BT | 12,300 | | 41,338 |
| Barclays | 19,769 | | 175,850 |
| Barratt Developments | 7,000 | | 67,859 |
| BHP Billiton | 7,600 | | 66,213 |
| Cairn Energy | 13,860 | a | 99,225 |
| Galen | 8,300 | | 105,949 |
| GlaxoSmithKline | 5,365 | | 122,600 |
| HBOS | 9,700 | | 125,292 |
| Johnston Press | 5,300 | | 44,070 |
| LogicaCMG | 7,900 | | 36,141 |
| Northern Rock | 5,700 | | 72,607 |
| Reckitt Benckiser | 4,275 | | 96,471 |
| Royal Bank of Scotland | 4,515 | | 132,678 |
| Shell Transport & Trading | 12,400 | | 91,982 |
| Shire Pharmaceuticals | 7,200 | a | 69,734 |
| Tesco | 13,100 | | 60,281 |
| Vodafone | 105,150 | | 259,998 |
| | | | **1,889,328** |
| **Total Investments** (cost $6,044,419) | **95.9%** | | **8,219,922** |
| **Cash and Receivables (Net)** | **4.1%** | | **348,072** |
| **Net Assets** | **100.0%** | | **8,567,994** |

a   *Non-income producing.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 6,044,419 | 8,219,922 |
| Cash | | 327,473 |
| Receivable for shares of Beneficial Interest subscribed | | 51,288 |
| Dividends receivable | | 11,495 |
| | | **8,610,178** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 3,781 |
| Payable for shares of Beneficial Interest redeemed | | 43 |
| Accrued expenses | | 38,360 |
| | | **42,184** |
| **Net Assets ($)** | | **8,567,994** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 13,885,305 |
| Accumulated undistributed investment income—net | | 45,061 |
| Accumulated net realized gain (loss) on investments | | (7,538,500) |
| Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions | | 2,176,128 |
| **Net Assets ($)** | | **8,567,994** |

### Net Asset Value Per Share

|  | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 6,483,004 | 2,084,990 |
| Shares Outstanding | 547,847 | 176,092 |
| **Net Asset Value Per Share ($)** | **11.83** | **11.84** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended December 31, 2003

| | |
|---|---|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $17,490 foreign taxes withheld at source) | 142,357 |
| Interest | 2,538 |
| **Total Income** | **144,895** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 67,308 |
| Custodian fees | 35,724 |
| Auditing fees | 28,861 |
| Prospectus and shareholders' reports | 11,232 |
| Shareholder servicing costs–Note 3(b) | 6,017 |
| Trustees' fees and expenses–Note 3(c) | 4,403 |
| Distribution fees–Note 3(b) | 4,140 |
| Legal fees | 582 |
| Loan commitment fees–Note 2 | 71 |
| Miscellaneous | 8,243 |
| **Total Expenses** | **166,581** |
| Less–waiver of fees and assumption of expenses by The Dreyfus Corporation due to undertaking–Note 3(a) | (65,548) |
| **Net Expenses** | **101,033** |
| **Investment Income–Net** | **43,862** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | (1,155,323) |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions | 3,257,912 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **2,102,589** |
| **Net Increase in Net Assets Resulting from Operations** | **2,146,451** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended December 31, | |
|---|---|---|
|  | 2003 | 2002 |
| **Operations ($):** | | |
| Investment income–net | 43,862 | 5,494 |
| Net realized gain (loss) on investments | (1,155,323) | (1,268,084) |
| Net unrealized appreciation (depreciation) on investments | 3,257,912 | (1,548,573) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **2,146,451** | **(2,811,163)** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Initial shares | (4,665) | – |
| Service shares | (1,527) | – |
| **Total Dividends** | **(6,192)** | **–** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 929,977 | 1,670,744 |
| Service shares | 479,873 | 1,034,932 |
| Dividends reinvested: | | |
| Initial shares | 4,665 | – |
| Service shares | 1,527 | – |
| Cost of shares redeemed: | | |
| Initial shares | (1,166,915) | (3,403,241) |
| Service shares | (527,111) | (388,952) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(277,984)** | **(1,086,517)** |
| **Total Increase (Decrease) in Net Assets** | **1,862,275** | **(3,897,680)** |
| **Net Assets ($):** | | |
| Beginning of Period | 6,705,719 | 10,603,399 |
| **End of Period** | **8,567,994** | **6,705,719** |
| Undistributed investment income–net | 45,061 | 6,617 |

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| **Capital Share Transactions:** | | |
| **Initial Shares** | | |
| Shares sold | 88,501 | 174,994 |
| Shares issued for dividends reinvested | 576 | – |
| Shares redeemed | (126,612) | (349,506) |
| **Net Increase (Decrease) in Shares Outstanding** | **(37,535)** | **(174,512)** |
| **Service Shares** | | |
| Shares sold | 49,540 | 98,115 |
| Shares issued for dividends reinvested | 188 | – |
| Shares redeemed | (57,385) | (39,948) |
| **Net Increase (Decrease) in Shares Outstanding** | **(7,657)** | **58,167** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **Initial Shares** | 2003 | 2002 | 2001 | 2000 | 1999 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 8.72 | 11.97 | 17.00 | 21.65 | 14.36 |
| Investment Operations: | | | | | |
| Investment income (loss)–net [a] | .06 | .01 | (.02) | .00[b] | (.02) |
| Net realized and unrealized gain (loss) on investments | 3.06 | (3.26) | (5.00) | (3.55) | 8.73 |
| Total from Investment Operations | 3.12 | (3.25) | (5.02) | (3.55) | 8.71 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.01) | – | (.01) | – | – |
| Dividends from net realized gain on investments | – | – | – | (1.10) | (1.42) |
| Total Distributions | (.01) | – | (.01) | (1.10) | (1.42) |
| Net asset value, end of period | 11.83 | 8.72 | 11.97 | 17.00 | 21.65 |
| **Total Return (%)** | 35.81 | (27.15) | (29.56) | (17.41) | 60.69 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 |
| Ratio of net investment income (loss) to average net assets | .66 | .06 | (.13) | .02 | (.11) |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | .91 | .51 | .72 | .57 | 2.27 |
| Portfolio Turnover Rate | 145.42 | 226.63 | 201.61 | 171.34 | 190.80 |
| Net Assets, end of period ($ x 1,000) | 6,483 | 5,103 | 9,099 | 11,888 | 4,608 |

[a]   Based on average shares outstanding at each month end.
[b]   Amount represents less than $.01 per share.
See notes to financial statements.

| Service Shares | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2003 | 2002 | 2001 | 2000[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 8.72 | 11.98 | 17.00 | 17.00 |
| Investment Operations: | | | | |
| Investment income (loss)−net | .06[b] | .01[b] | (.06)[b] | − |
| Net realized and unrealized gain (loss) on investments | 3.07 | (3.27) | (4.95) | − |
| Total from Investment Operations | 3.13 | (3.26) | (5.01) | − |
| Distributions: | | | | |
| Dividends from investment income−net | (.01) | − | (.01) | − |
| Net asset value, end of period | 11.84 | 8.72 | 11.98 | 17.00 |
| **Total Return (%)** | 35.92 | (27.21) | (29.50) | − |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 1.50 | 1.50 | 1.50 | − |
| Ratio of net investment income (loss) to average net assets | .64 | .05 | (.46) | − |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | 1.16 | .76 | 1.05 | − |
| Portfolio Turnover Rate | 145.42 | 226.63 | 201.61 | 171.34 |
| Net Assets, end of period ($ x 1,000) | 2,085 | 1,602 | 1,504 | 1 |

[a] The portfolio commenced offering Service shares on December 31, 2000.
[b] Based on average shares outstanding at each month end.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term growth of capital. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation. Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Mellon.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Foreign currency transactions:** The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $1,223 during the period ended December 31, 2003, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(e) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $45,061, accumulated capital losses $7,518,512 and unrealized appreciation $2,156,140.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $390,202 of the carryover expires in fiscal 2008, $4,125,982 expires in fiscal 2009, $1,508,081 expires in fiscal 2010 and $1,494,247 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $6,192 and $0, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $774, decreased accumulated net realized gain (loss) on investments by $1,198 and increased paid-in capital by $424. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the Facility.

### NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. During the period ended December 31, 2003, Dreyfus waived receipt of fees and assumed expenses of the portfolio of $65,548, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

**Average Net Assets**

| | |
|---|---|
| 0 to $100 million | .35 of 1% |
| $100 million to $1 billion | .30 of 1% |
| $1 billion to $1.5 billion | .26 of 1% |
| In excess of $1.5 billion | .20 of 1% |

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $4,140 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $142 pursuant to the transfer agency agreement.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each portfolio based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $9,498,728 and $9,772,955, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $6,064,407; accordingly, accumulated net unrealized appreciation on investments was $2,155,515, consisting of $2,176,920 gross unrealized appreciation and $21,405 gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Investment Portfolios,
Founders International Equity Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders International Equity Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders International Equity Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
February 5, 2004

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2003:

—the total amount of taxes paid to foreign countries was $17,490.

—the total amount of income sourced from foreign countries was $61,123.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2003 calendar year with Form 1099-DIV which will be mailed by January 31, 2004.

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

---

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

---

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
- President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
- The International Executive Services Corps, Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson
- Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

**David W. Burke (67)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

————————

**Whitney I. Gerard (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

————————

**Arthur A. Hartman (77)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

————————

**George L. Perry (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

————————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 58 years old and has been an employee of Dreyfus since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 50 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 57 years old and has been an employee of Dreyfus since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 54 years old and has been an employee of Dreyfus since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 58 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 81 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 73 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of Dreyfus since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

# For More Information

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

**Dreyfus Investment Portfolios, Founders International Equity Portfolio**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

**Custodian**

The Bank of New York
100 Church Street
New York, NY 10286

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166



177AR1203

# Dreyfus
# Investment Portfolios,
# MidCap Stock Portfolio

**ANNUAL REPORT** December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents

# The Portfolio



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, MidCap Stock Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, John O'Toole.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

John O'Toole, Portfolio Manager

### How did Dreyfus Investment Portfolios, MidCap Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio's Initial shares produced a total return of 31.72%, and its Service shares produced a total return of 31.48%.[1] This compares with the total return of 35.62% provided by the portfolio's benchmark, the Standard & Poor's MidCap 400 Index, for the same period.[2]

These returns reflect generally positive conditions for stocks, which were bolstered by an improving U.S. economy and the reduction of major combat operations in Iraq. In general, midcap stocks benefited from these conditions to an even greater extent than their large-cap counterparts, and the portfolio participated in this trend to a significant degree. However, the market's greatest gains were concentrated among volatile stocks with what we believe to be lower-quality business fundamentals. The portfolio's disciplined investment approach generally leads us to avoid such investments, which is primarily why the portfolio's total returns trailed the benchmark.

### What is the portfolio's investment approach?

The portfolio invests in a blend of growth and value stocks of mid-capitalization companies, chosen through a disciplined process that combines computer modeling techniques, fundamental analysis and risk management.

The quantitatively driven valuation process identifies and ranks approximately 2,500 midcap stocks as attractive, neutral or unattractive investments, based on more than a dozen different valuation inputs. Those inputs, which we believe can have an important influence on stock returns, include, among other things, earnings estimates, profit margins and growth in cash flow. We establish weightings for each input based on our analysis of which factors are being rewarded by investors, and make adjustments along the way for the uniqueness of various industries and economic sectors. For example, if the equity markets were rewarding companies with strong growth in cash flow, then we would add more weight to our growth-in-cash-flow factor.

Next, our investment management team conducts fundamental research on each stock, which ultimately results in the buy-and-sell recommendations. We seek to have the portfolio own the best-performing stocks within each economic sector of the midcap market. By maintaining an economic sector-neutral stance, we allow individual stock selection to drive the portfolio's performance.

### What other factors influenced the portfolio's performance?

As investors became less risk-averse in an improving economy, they turned to stocks that had performed poorly during the bear market. As a result, technology stocks produced some of the market's and the portfolio's greatest gains. Some of the portfolio's top technology performers, such as SanDisk, achieved significant returns during the reporting period. However, the portfolio did not own several more speculative, midcap technology stocks that also provided strong returns. As a result, the portfolio's technology returns lagged those of the benchmark.

Disappointments related to company-specific situations among a handful of holdings in other industry groups further undermined the portfolio's performance compared to its benchmark. Most notably, relative performance suffered due to investments in Valassis Communications (marketing services); Pharmaceutical Product Development (drug development support); WebMD (health care information and technology); and Hilb, Rogal and Hamilton (insurance). In each of these cases, unanticipated financial or business setbacks prevented the stock from fully sharing in the market's rise. We have carefully evaluated the reasons for each stock's underperformance and the likelihood of its recovery in deciding whether to retain or sell the position.

The portfolio delivered relatively strong returns with its investments in the energy sector, which benefited from rising commodity prices. Top holdings in the energy group focused on domestic exploration and production companies, such as Patina Oil & Gas and XTO Energy. In the financial services area, the portfolio outperformed its benchmark by targeting beneficiaries of the home refinancing boom, such as Countrywide Financial, as well as regional banks, such as Doral Financial, that prospered in a favorable interest-rate environment. Finally, in the health care sector, investments in profitable biotechnology companies such as Gilead Sciences, and specialty drug developers such as Valeant Pharmaceuticals International, also contributed positively to the portfolio's performance.

## What is the portfolio's current strategy?

We continue to find opportunities that we believe offer attractive investment potential within the stock market's mid-capitalization range. At the same time, the portfolio remains focused on midcap stocks, which we continue to believe offer greater opportunities for capital appreciation than their large-cap counterparts and lower risks of failure than most small-cap stocks.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, MidCap Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

## PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, MidCap Stock Portfolio Initial shares and Service shares and the Standard & Poor's MidCap 400 Index

### Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Initial shares** | **5/1/98** | **31.72%** | **6.00%** | **4.79%** |
| **Service shares** | **5/1/98** | **31.48%** | **5.90%** | **4.71%** |

*The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.*

† *Source: Lipper Inc.*
*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.*
*The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.*
*The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, MidCap Stock Portfolio on 5/1/98 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date.*

*The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market and does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

December 31, 2003

| Common Stocks−97.7% | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical−14.0%** | | |
| Abercrombie & Fitch, Cl. A | 57,900 [a] | 1,430,709 |
| ArvinMeritor | 133,300 | 3,215,196 |
| Aztar | 50,900 [a] | 1,145,250 |
| Bob Evans Farms | 57,900 | 1,879,434 |
| Borders Group | 84,200 | 1,845,664 |
| Brinker International | 63,200 [a] | 2,095,712 |
| CBRL Group | 35,100 | 1,342,926 |
| Chico's FAS | 61,400 [a] | 2,268,730 |
| Claire's Stores | 143,900 | 2,711,076 |
| Coach | 133,300 [a] | 5,032,075 |
| Columbia Sportswear | 28,100 [a] | 1,531,450 |
| GTECH Holdings | 78,900 | 3,904,761 |
| Gentex | 64,900 [b] | 2,865,984 |
| HON Industries | 36,900 | 1,598,508 |
| Magna International, Cl. A | 20,200 | 1,617,010 |
| Michaels Stores | 49,100 | 2,170,220 |
| Mohawk Industries | 43,900 [a] | 3,096,706 |
| Movie Gallery | 47,400 | 885,432 |
| Pep Boys-Manny, Moe & Jack | 70,200 [b] | 1,605,474 |
| Pier 1 Imports | 91,300 | 1,995,818 |
| Ross Stores | 91,200 | 2,410,416 |
| Ruby Tuesday | 54,400 | 1,549,856 |
| Zale | 40,400 [a] | 2,149,280 |
| | | **50,347,687** |
| **Consumer Staples−3.4%** | | |
| Blyth | 38,500 | 1,240,470 |
| Bunge Limited | 26,300 | 865,796 |
| Dial | 56,000 | 1,594,320 |
| Fresh Del Monte Produce | 31,600 [b] | 753,028 |
| Helen of Troy | 40,300 [a] | 932,945 |
| Jarden | 39,500 [a] | 1,079,930 |
| Pactiv | 77,200 [a] | 1,845,080 |
| Pilgrim's Pride | 73,700 | 1,203,521 |
| Sensient Technologies | 64,900 | 1,283,073 |
| Smithfield Foods | 68,400 [a] | 1,415,880 |
| | | **12,214,043** |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Energy—7.6%** | | | |
| Energen | 40,400 | | 1,657,612 |
| Houston Exploration | 48,900 | a | 1,785,828 |
| Oil States International | 159,400 | a | 2,222,036 |
| Patina Oil & Gas | 52,600 | | 2,576,874 |
| Patterson-UTI Energy | 67,500 | a | 2,222,100 |
| Questar | 75,400 | | 2,650,310 |
| Southwestern Energy | 70,200 | a | 1,677,780 |
| Sunoco | 26,300 | | 1,345,245 |
| Unit | 94,700 | a | 2,230,185 |
| Valero Energy | 100,000 | | 4,634,000 |
| XTO Energy | 147,900 | | 4,185,570 |
| | | | **27,187,540** |
| **Health Care—12.4%** | | | |
| Apria Healthcare Group | 75,400 | a | 2,146,638 |
| Beckman Coulter | 50,900 | | 2,587,247 |
| Coventry Health Care | 61,400 | a | 3,959,686 |
| First Health Group | 75,400 | a | 1,467,284 |
| Gilead Sciences | 57,100 | a | 3,319,794 |
| Health Net | 98,200 | a | 3,211,140 |
| Henry Schein | 42,100 | a | 2,845,118 |
| Hillenbrand Industries | 29,800 | | 1,849,388 |
| Invitrogen | 17,500 | a | 1,225,000 |
| Kos Pharmaceuticals | 50,900 | a,b | 2,190,736 |
| Martek Biosciences | 22,800 | a | 1,481,316 |
| Millipore | 22,800 | a | 981,540 |
| Mylan Laboratories | 142,100 | | 3,589,446 |
| Oxford Health Plans | 66,700 | | 2,901,450 |
| Pharmaceutical Resources | 28,100 | a | 1,830,715 |
| STERIS | 75,400 | a | 1,704,040 |
| Select Medical | 84,200 | | 1,370,776 |
| Valeant Pharmaceuticals | 117,500 | b | 2,955,125 |
| Varian Medical Systems | 43,900 | a | 3,033,490 |
| | | | **44,649,929** |
| **Interest Sensitive—20.3%** | | | |
| Affiliated Managers Group | 29,800 | a,b | 2,073,782 |
| Associated Banc-Corp | 64,900 | | 2,767,985 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| Bank of Hawaii | 52,300 | 2,207,060 |
| Bear Stearns Cos. | 26,300 | 2,102,685 |
| City National | 45,600 | 2,832,672 |
| Commerce Bancshares | 47,900 | 2,348,058 |
| Countrywide Financial | 1 | 50 |
| Dime Bancorp (warrants) | 19,900 [a] | 3,383 |
| Doral Financial | 89,500 | 2,889,060 |
| E*TRADE Financial | 296,500 [a] | 3,750,725 |
| Everest Re Group | 31,600 | 2,673,360 |
| Fidelity National Financial | 105,300 | 4,083,534 |
| First American | 91,200 | 2,715,024 |
| First Tennessee National | 45,600 | 2,010,960 |
| GreenPoint Financial | 65,800 | 2,324,056 |
| Hibernia Cl. A | 138,600 | 3,258,486 |
| IPC Holdings | 42,100 | 1,639,374 |
| Knight Trading Group | 103,200 [a] | 1,510,848 |
| Legg Mason | 28,100 | 2,168,758 |
| Marshall & Ilsley | 25,600 | 979,200 |
| National Commerce Financial | 131,600 | 3,590,048 |
| New Century Financial | 39,500 [b] | 1,566,965 |
| New York Community Bancorp | 126,300 | 4,805,715 |
| Northwest Bancorp | 43,900 | 937,704 |
| Nuveen Investments | 52,600 | 1,402,316 |
| Old Republic International | 129,000 | 3,271,440 |
| Popular | 43,900 | 1,972,866 |
| RenaissanceRe Holdings | 31,600 | 1,549,980 |
| Sky Financial Group | 80,700 | 2,093,358 |
| South Financial Group | 69,600 | 1,939,056 |
| Sovereign Bancorp | 113,300 | 2,690,875 |
| T. Rowe Price Group | 35,100 | 1,664,091 |
| Zions Bancorporation | 24,700 | 1,514,851 |
| | | **73,338,325** |
| **Internet Related—.7%** | | |
| CheckFree | 47,400 [a] | 1,310,610 |
| United Online | 76,300 [a,b] | 1,281,077 |
| | | **2,591,687** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods—12.9%** | | |
| American Power Conversion | 70,200 | 1,716,390 |
| Bemis | 31,600 | 1,580,000 |
| Briggs & Stratton | 19,300 | 1,300,820 |
| C.H. Robinson Worldwide | 54,400 | 2,062,304 |
| Carlisle Cos. | 29,900 | 1,819,714 |
| Cooper Industries, Cl. A | 31,600 | 1,830,588 |
| Crane | 54,400 | 1,672,256 |
| Cytec Industries | 52,600 [a] | 2,019,314 |
| Energizer Holdings | 59,600 [a] | 2,238,576 |
| Harsco | 42,100 | 1,844,822 |
| Hovnanian Enterprises, Cl. A | 24,600 [a] | 2,141,676 |
| J. B. Hunt Transport Services | 45,600 [a] | 1,231,656 |
| KB Home | 26,700 | 1,936,284 |
| Landstar System | 31,600 [a] | 1,202,064 |
| Lennar, Cl. A | 45,600 | 4,377,600 |
| Lubrizol | 59,600 | 1,938,192 |
| Monsanto | 42,100 | 1,211,638 |
| Pall | 52,600 | 1,411,258 |
| Phelps Dodge | 22,800 [a] | 1,734,852 |
| Precision Castparts | 63,200 | 2,869,912 |
| RPM International | 84,200 | 1,385,932 |
| Ryland Group | 14,000 | 1,240,960 |
| Sigma-Aldrich | 31,600 | 1,806,888 |
| United Stationers | 35,100 [a] | 1,436,292 |
| York International | 68,400 | 2,517,120 |
| | | **46,527,108** |
| **Services—9.6%** | | |
| Affiliated Computer Services | 54,400 [a] | 2,962,624 |
| Convergys | 70,200 [a] | 1,225,692 |
| Corinthian Colleges | 38,600 [a] | 2,144,616 |
| Cox Radio, Cl. A | 57,900 [a] | 1,460,817 |
| Deluxe | 36,800 | 1,520,944 |
| Engineered Support Systems | 28,000 | 1,541,680 |
| Entercom Communications | 38,600 [a] | 2,044,256 |
| FTI Consulting | 50,000 [a] | 1,168,500 |
| FactSet Research Systems | 38,600 | 1,474,906 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Services (continued)** | | |
| ITT Educational Services | 38,600 a | 1,813,042 |
| Manpower | 50,900 | 2,396,372 |
| Moody's | 19,300 | 1,168,615 |
| Pharmaceutical Product Development | 46,500 a | 1,254,105 |
| Rent-A-Center | 52,600 a | 1,571,688 |
| Republic Services | 117,500 | 3,011,525 |
| SunGard Data Systems | 75,400 a | 2,089,334 |
| Valassis Communications | 70,200 a | 2,060,370 |
| Washington Post, Cl. B | 3,600 | 2,849,040 |
| Wireless Facilities | 56,100 a | 833,646 |
| | | **34,591,772** |
| **Technology—13.4%** | | |
| Adobe Systems | 24,600 | 966,780 |
| Altera | 68,400 a | 1,552,680 |
| Amkor Technology | 128,700 a | 2,343,627 |
| Avaya | 73,000 a | 944,620 |
| Avid Technology | 43,900 a | 2,107,200 |
| Benchmark Electronics | 63,300 a | 2,203,473 |
| Citrix Systems | 80,700 a | 1,711,647 |
| Digital River | 29,800 a | 658,580 |
| Garmin | 38,600 b | 2,102,928 |
| Integrated Circuit Systems | 78,900 a | 2,247,861 |
| International Rectifier | 45,600 a | 2,253,096 |
| MEMC Electronic Materials | 108,800 a | 1,046,656 |
| Macrovision | 87,700 a | 1,981,143 |
| Microchip Technology | 77,200 | 2,575,392 |
| National Semiconductor | 59,600 a | 2,348,836 |
| Plantronics | 80,700 a | 2,634,855 |
| QLogic | 40,400 a | 2,084,640 |
| Reynolds & Reynolds, Cl. A | 57,900 | 1,681,995 |
| SanDisk | 66,700 a | 4,078,038 |
| Sanmina-SCI | 231,600 a | 2,920,476 |
| Scientific-Atlanta | 61,400 | 1,676,220 |
| Storage Technology | 103,500 a | 2,665,125 |
| Take-Two Interactive Software | 40,400 a | 1,163,924 |
| Western Digital | 200,000 a | 2,358,000 |
| | | **48,307,792** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities−3.4%** | | |
| Great Plains Energy | 91,200 | 2,901,984 |
| Hawaiian Electric Industries | 49,100 | 2,325,867 |
| Northeast Utilities | 56,700 | 1,143,639 |
| SCANA | 87,700 | 3,003,725 |
| WPS Resources | 63,200 [b] | 2,921,736 |
| | | **12,296,951** |
| **Total Common Stocks** | | |
| (cost $285,803,069) | | **352,052,834** |

| Short-Term Investments−4.2% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreement;** | | |
| Greenwich Capital Markets, Tri-Party Repurchase Agreement, .85%, dated 12/31/2003, due 1/2/2004, in the amount of $15,164,074 (fully collateralized by $15,450,000 U.S. Treasury Notes, 4.25%, 11/15/2013, value $15,467,919) (cost $15,163,000) | 15,163,000 | **15,163,000** |

| Investment of Cash Collateral for Securities Loaned−3.9% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Money Market Fund (cost $14,048,976) | 14,048,976 | **14,048,976** |

| | | |
|---|---|---|
| **Total Investments** (cost $315,015,045) | **105.8%** | **381,264,810** |
| **Liabilities, Less Cash and Receivables** | **(5.8%)** | **(20,788,279)** |
| **Net Assets** | **100.0%** | **360,476,531** |

[a]  *Non-income producing.*
[b]  *A portion of these securities are on loan. At December 31, 2003, the total market value of the portfolio's securities on loan is $13,413,651 and the total market value of the collateral held by the portfolio is $14,048,976.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– See Statement of Investments (including securities on loan, valued at $13,413,651)–Note 1(b) | 315,015,045 | 381,264,810 |
| Cash | | 247,566 |
| Receivable for investment securities sold | | 10,355,201 |
| Dividends and interest receivable | | 178,798 |
| Receivable for shares of Beneficial Interest subscribed | | 66,678 |
| | | **392,113,053** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 252,171 |
| Payable for investment securities purchased | | 16,916,030 |
| Liability for securities on loan–Note 1(b) | | 14,048,976 |
| Payable for shares of Beneficial Interest redeemed | | 355,695 |
| Accrued expenses | | 63,650 |
| | | **31,636,522** |
| **Net Assets ($)** | | **360,476,531** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 317,876,435 |
| Accumulated undistributed investment income–net | | 22,144 |
| Accumulated net realized gain (loss) on investments | | (23,671,813) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 66,249,765 |
| **Net Assets ($)** | | **360,476,531** |

### Net Asset Value Per Share

|  | Initial Shares | Service Shares |
|---|---|---|
| Net Assets ($) | 302,252,713 | 58,223,818 |
| Shares Outstanding | 19,108,645 | 3,690,931 |
| **Net Asset Value Per Share ($)** | **15.82** | **15.77** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

| | |
|---|---|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $4,940 foreign taxes withheld at source) | 2,977,923 |
| Income from securities lending | 99,204 |
| Interest | 72,832 |
| **Total Income** | **3,149,959** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 2,091,663 |
| Distribution fees–Note 3(b) | 87,138 |
| Professional fees | 62,594 |
| Prospectus and shareholders' reports | 52,418 |
| Custodian fees–Note 3(b) | 32,325 |
| Shareholder servicing costs–Note 3(b) | 16,686 |
| Trustees' fees and expenses–Note 3(c) | 5,244 |
| Miscellaneous | 12,482 |
| **Total Expenses** | **2,360,550** |
| Less–waiver of fees due to undertaking–Note 3(a) | (21,504) |
| **Net Expenses** | **2,339,046** |
| **Investment Income–Net** | **810,913** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 9,408,572 |
| Net unrealized appreciation (depreciation) on investments | 68,768,258 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **78,176,830** |
| **Net Increase in Net Assets Resulting from Operations** | **78,987,743** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended December 31, | |
|---|---|---|
|  | 2003 | 2002 |
| **Operations ($):** | | |
| Investment income–net | 810,913 | 710,573 |
| Net realized gain (loss) on investments | 9,408,572 | (23,480,437) |
| Net unrealized appreciation (depreciation) on investments | 68,768,258 | (13,210,329) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **78,987,743** | **(35,980,193)** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Initial shares | (728,922) | (657,623) |
| Service shares | (81,129) | (41,127) |
| **Total Dividends** | **(810,051)** | **(698,750)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Initial shares | 47,304,668 | 101,318,850 |
| Service shares | 32,894,299 | 13,400,255 |
| Dividends reinvested: | | |
| Initial shares | 728,922 | 657,623 |
| Service shares | 81,129 | 41,127 |
| Cost of shares redeemed: | | |
| Initial shares | (32,010,864) | (30,248,497) |
| Service shares | (3,406,244) | (2,575,825) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **45,591,910** | **82,593,533** |
| **Total Increase (Decrease) in Net Assets** | **123,769,602** | **45,914,590** |
| **Net Assets ($):** | | |
| Beginning of Period | 236,706,929 | 190,792,339 |
| **End of Period** | **360,476,531** | **236,706,929** |
| Undistributed investment income–net | 22,144 | 19,570 |

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| **Capital Share Transactions:** | | |
| **Initial Shares** | | |
| Shares sold | 3,369,757 | 7,374,719 |
| Shares issued for dividends reinvested | 47,166 | 54,017 |
| Shares redeemed | (2,451,003) | (2,404,341) |
| **Net Increase (Decrease) in Shares Outstanding** | **965,920** | **5,024,395** |
| **Service Shares** | | |
| Shares sold | 2,410,994 | 1,006,141 |
| Shares issued for dividends reinvested | 5,260 | 3,385 |
| Shares redeemed | (250,075) | (193,139) |
| **Net Increase (Decrease) in Shares Outstanding** | **2,166,179** | **816,387** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **Initial Shares** | 2003 | 2002 | 2001 | 2000 | 1999 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.04 | 13.80 | 14.29 | 13.44 | 12.16 |
| Investment Operations: | | | | | |
| Investment income−net[a] | .04 | .04 | .03 | .05 | .03 |
| Net realized and unrealized gain (loss) on investments | 3.78 | (1.76) | (.50) | 1.05 | 1.28 |
| Total from Investment Operations | 3.82 | (1.72) | (.47) | 1.10 | 1.31 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.04) | (.04) | (.02) | (.03) | (.03) |
| Dividends from net realized gain on investments | − | − | − | (.13) | − |
| Dividends in excess of net realized gain on investments | − | − | − | (.09) | − |
| Total Distributions | (.04) | (.04) | (.02) | (.25) | (.03) |
| Net asset value, end of period | 15.82 | 12.04 | 13.80 | 14.29 | 13.44 |
| **Total Return (%)** | 31.72 | (12.49) | (3.26) | 8.28 | 10.82 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | .82 | .85 | .89 | .98 | .97 |
| Ratio of net investment income to average net assets | .32 | .32 | .24 | .34 | .26 |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | − | − | − | .06 | .49 |
| Portfolio Turnover Rate | 74.15 | 69.15 | 76.37 | 102.89 | 77.73 |
| Net Assets, end of period ($ x 1,000) | 302,253 | 218,387 | 181,028 | 76,784 | 15,563 |

[a] *Based on average shares outstanding at each month end.*
*See notes to financial statements.*

| Service Shares | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.02 | 13.78 | 14.29 | 14.29 |
| Investment Operations: | | | | |
| Investment income–net | .02[b] | .02[b] | .01[b] | – |
| Net realized and unrealized gain (loss) on investments | 3.75 | (1.75) | (.50) | – |
| Total from Investment Operations | 3.77 | (1.73) | (.49) | – |
| Distributions: | | | | |
| Dividends from investment income–net | (.02) | (.03) | (.02) | – |
| Net asset value, end of period | 15.77 | 12.02 | 13.78 | 14.29 |
| **Total Return (%)** | 31.48 | (12.64) | (3.36) | – |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 1.00 | 1.00 | 1.00 | – |
| Ratio of net investment income to average net assets | .12 | .15 | .07 | – |
| Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation | .06 | .10 | .17 | – |
| Portfolio Turnover Rate | 74.15 | 69.15 | 76.37 | 102.89 |
| Net Assets, end of period ($ x 1,000) | 58,224 | 18,320 | 9,764 | 1 |

[a]   The portfolio commenced offering Service shares on December 31, 2000.
[b]   Based on average shares outstanding at each month end.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the MidCap Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment results that are greater than the total return performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(d) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $22,144, accumulated capital losses $23,577,097 and unrealized appreciation $66,155,049.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $1,617,358 of the carryover expires in fiscal 2009 and $21,959,739 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: ordinary income $810,051 and $698,750, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $1,712 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the line of credit.

### NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $21,504, pursuant to the undertaking.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $87,138 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $719 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $32,325 pursuant to the custody agreement.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $244,360,333 and $202,055,362, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $315,109,761; accordingly, accumulated net unrealized appreciation on investments was $66,155,049, consisting of $68,780,092 gross unrealized appreciation and $2,625,043 gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, MidCap Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, MidCap Stock Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, MidCap Stock Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
February 5, 2004

The Portfolio          **25**

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

————————

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

————————

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

**David W. Burke (67)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

———————

**Whitney I. Gerard (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

———————

**Arthur A. Hartman (77)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

———————

**George L. Perry (69)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

———————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 81 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

NOTES

# For More Information

**Dreyfus**
**Investment Portfolios,**
**MidCap Stock Portfolio**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov


174AR1203

# Dreyfus
# Investment Portfolios,
# Small Cap Stock Index
# Portfolio

**ANNUAL REPORT** December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

# Contents



Dreyfus Investment Portfolios,
Small Cap Stock Index Portfolio

# The Portfolio

## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Thomas Durante, who became the sole portfolio manager on September 15, 2003.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



## DISCUSSION OF PERFORMANCE

Thomas Durante, Portfolio Manager

### How did Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio's Service shares produced a total return of 37.78%.[1] In comparison, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), produced a 38.79% return for the same period.[2,3]

We attribute the portfolio's performance to an improvement in investor sentiment, particularly during the second through fourth quarters of 2003, caused by an improving U.S. economy and easing geopolitical concerns. The difference in returns between the portfolio and the S&P 600 Index was primarily due to the portfolio's expenses, sampling strategy and transaction costs.

### What is the portfolio's investment approach?

The portfolio seeks to match the total return of the S&P 600 Index. To pursue this goal, the portfolio invests in a representative sample of stocks included in the S&P 600 Index and in futures whose performance is related to the S&P 600 Index.

The portfolio's investments are selected by a "sampling" process based on market capitalization, industry representation and other means. By using this sampling process, the portfolio typically will not invest in all 600 stocks in the S&P 600 Index. However, at times, the portfolio may be fully invested in all of the stocks that comprise the S&P 600 Index. Under these circumstances, the portfolio maintains approximately the same weighting for each stock as the S&P 600 Index does.

The S&P 600 Index is composed of 600 domestic stocks with market capitalizations ranging between approximately $70 million and approximately $5.2 billion, depending on S&P 600 Index composition. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the S&P 600 Index than smaller ones. The portfolio may also invest in stock futures as a substitute for the sale or purchase of securities.

### What other factors influenced the portfolio's performance?

When 2003 began, many investors had curtailed their investments in stocks, partly due to the uncertainties leading up to the war with Iraq. However, by the spring, when it became clear that major combat would be concluded quickly, investors apparently felt more comfortable putting some of their assets to work in the stock market.

Although all capitalization ranges fared well during the year, investors appeared to be particularly attracted to small-cap stocks, where many companies historically have offered higher potential growth rates than more mature, large-cap companies. In addition, small-cap stocks historically have tended to produce higher returns than large-cap stocks during the early stages of an economic recovery. True to form, small-cap stocks generally posted higher returns than their mid- and large-cap counterparts when the U.S. economy began to recover in 2003.

Technology stocks made particularly positive contributions to the portfolio's performance. Semiconductor and electronic equipment companies led the sector's rebound when corporations resumed capital spending, and consumer demand improved for products such as flat screen televisions, wireless networking equipment and global positioning systems.

Consumer cyclical stocks represented the second greatest contributor to the portfolio's returns. A number of economically sensitive, consumer-related businesses fared well, including clothing stores, specialty retail shops and various travel-related companies, such as recreational vehicle manufacturers, leisure goods providers, casinos, hotels and restaurants.

Low interest rates helped fuel continued growth in homebuilding firms. Smaller banks and thrifts also flourished in the low interest-rate environment, benefiting from rising loan demand from commercial and retail customers in their local markets. In contrast, many large-cap banks derive their revenues from overseas markets and asset management clients.

While no industry groups within the S&P 600 Index posted negative returns, several of the portfolio's sectors trailed their corresponding

areas within the benchmark. For example, some small-cap telecommunications stocks, food and beverage stocks and utilities stocks disappointed. In most cases, investments in companies with more stable earnings and better balance sheets were not rewarded during this reporting period. Instead, investors seemed to prefer more speculative stocks that had performed poorly during the three-year bear market.

### What is the portfolio's current strategy?

As an index fund, our strategy remains the same: to attempt to replicate the returns of the small-cap market as represented by the S&P 600 Index. We have been pleased with the recent strong performance of small-cap stocks, and we have noted that the rebound broadened during the year to include a greater number of stocks and industry groups. However, we remain aware that the stock market has been subject to heightened volatility for some time now. In our view, one of the greatest benefits of broadly diversified index funds is that they can help investors manage risks by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

January 15, 2004

*The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

3 *"Standard & Poor's," "S&P," "S&P SmallCap 600" and "Standard & Poor's SmallCap 600" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio and the Standard & Poor's SmallCap 600 Index

## Average Annual Total Returns *as of 12/31/03*

|  | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Portfolio** | **5/1/02** | **37.78%** | **3.40%** |

*†  Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.*

**The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

*The above graph compares a $10,000 investment made in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio on 5/1/02 (inception date) to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date. The portfolio is subject to a 0.25% annual Rule 12b-1 fee. All dividends and capital gain distributions are reinvested.*

*The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## STATEMENT OF INVESTMENTS

December 31, 2003

| Common Stocks−99.6% | Shares | Value ($) |
|---|---|---|
| **Alcohol & Tobacco−.1%** | | |
| DIMON | 17,800 | **120,150** |
| **Consumer Cyclical−18.8%** | | |
| A.T. Cross, Cl. A | 5,900 [a] | 39,353 |
| Action Performance Cos. | 8,200 | 160,720 |
| Advanced Marketing Services | 9,100 | 103,740 |
| Albany International, Cl. A | 14,400 | 488,160 |
| Angelica | 4,200 | 92,400 |
| AnnTaylor Stores | 18,650 [a] | 727,350 |
| Applica | 9,800 | 74,480 |
| Arctic Cat | 9,300 | 229,710 |
| Argosy Gaming | 12,800 [a] | 332,672 |
| Ashworth | 1,600 [a] | 12,912 |
| Atlantic Coast Airlines Holdings | 20,200 [a] | 199,980 |
| Aztar | 14,800 [a] | 333,000 |
| Bally Total Fitness Holdings | 16,000 [a] | 112,000 |
| Bassett Furniture | 4,800 | 79,200 |
| Brown Shoe | 8,000 | 303,440 |
| Burlington Coat Factory Warehouse | 19,400 | 410,504 |
| CEC Entertainment | 11,200 [a] | 530,768 |
| CPI | 3,800 | 76,798 |
| Casey's General Stores | 21,300 | 376,158 |
| Cato, Cl. A | 8,000 | 164,000 |
| Children's Place Retail Stores | 10,600 [a] | 283,338 |
| Christopher & Banks | 15,950 | 311,504 |
| Coachmen Industries | 6,100 | 110,471 |
| Concord Camera | 7,500 [a] | 69,375 |
| Cost Plus | 7,800 [a] | 319,800 |
| Department 56 | 6,600 [a] | 86,460 |
| Dress Barn | 11,500 [a] | 172,385 |
| Duane Reade | 6,300 [a] | 106,596 |
| Electronics Boutique Holdings | 9,500 [a] | 217,455 |
| Enesco Group | 6,800 [a] | 70,176 |
| Ethan Allen Interiors | 15,100 | 632,388 |
| Fedders | 10,000 | 72,000 |
| Fedders-Rights | 9,400 [a] | 564 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical (continued)** | | |
| Fleetwood Enterprises | 10,800 [a] | 110,808 |
| Fossil | 18,600 [a] | 520,986 |
| Fred's | 14,100 | 436,818 |
| Frontier Airlines | 10,800 [a] | 154,008 |
| GenCorp | 17,000 | 183,090 |
| Genesco | 8,900 [a] | 134,657 |
| Goody's Family Clothing | 15,600 | 146,016 |
| Great Atlantic & Pacific | 11,400 [a] | 95,760 |
| Group 1 Automotive | 10,100 [a] | 365,519 |
| Guitar Center | 9,500 [a] | 309,510 |
| Gymboree | 13,300 [a] | 229,159 |
| Haggar | 1,300 | 25,363 |
| Hancock Fabrics | 7,500 | 108,600 |
| Harman International Industries | 26,300 | 1,945,674 |
| Haverty Furniture | 9,400 | 186,684 |
| Hot Topic | 19,550 [a] | 575,943 |
| Huffy | 3,100 [a] | 16,275 |
| IHOP | 8,700 | 334,776 |
| Insight Enterprises | 19,000 [a] | 357,200 |
| Interface, Cl. A | 15,500 [a] | 85,715 |
| Intermet | 4,900 | 26,607 |
| J. Jill Group | 5,100 [a] | 64,821 |
| JAKKS Pacific | 10,100 [a] | 132,916 |
| Jack in the Box | 15,500 [a] | 331,080 |
| Jo-Ann Stores | 9,625 [a] | 196,350 |
| K-Swiss | 15,000 | 360,900 |
| K2 | 14,100 [a] | 214,461 |
| Kellwood | 11,400 | 467,400 |
| La-Z Boy | 21,600 | 453,168 |
| Landry's Restaurants | 11,000 | 282,920 |
| Linens 'n Things | 16,700 [a] | 502,336 |
| Lone Star Steakhouse & Saloon | 9,600 | 222,528 |
| Marcus | 13,000 | 213,200 |
| Men's Wearhouse | 15,800 [a] | 395,158 |
| Mesa Air Group | 16,000 [a] | 200,320 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical (continued)** | | |
| Midas | 2,600 [a] | 37,180 |
| Monaco Coach | 11,700 [a] | 278,460 |
| Movie Gallery | 14,100 | 263,388 |
| NBTY | 26,500 [a] | 711,790 |
| National Presto Industries | 3,400 | 122,910 |
| Nautilus Group | 13,800 | 193,890 |
| O'Charleys | 8,200 [a] | 147,190 |
| Oshkosh B'Gosh | 4,000 | 85,840 |
| Oshkosh Truck | 14,700 | 750,141 |
| Oxford Industries | 7,200 | 243,936 |
| P.F. Chang's China Bistro | 9,500 [a] | 483,360 |
| Pacific Sunwear of California | 32,525 | 686,928 |
| Panera Bread, Cl. A | 10,800 [a] | 426,924 |
| Papa John's International | 8,300 [a] | 277,054 |
| Pep Boys-Manny, Moe & Jack | 23,000 | 526,010 |
| Phillips-Van Heusen | 10,000 | 177,400 |
| Pinnacle Entertainment | 4,900 [a] | 45,668 |
| Polaris Industries | 9,100 | 806,078 |
| Prime Hospitality | 15,600 [a] | 159,120 |
| Quiksilver | 23,900 [a] | 423,747 |
| RARE Hospitality International | 12,150 [a] | 296,946 |
| Russ Berrie & Co. | 8,600 | 291,540 |
| Russell | 13,400 | 235,304 |
| Ryan's Family Steak House | 18,000 [a] | 272,520 |
| SCP Pool | 14,350 | 468,958 |
| Salton | 5,900 [a] | 76,995 |
| School Specialty | 7,500 [a] | 255,075 |
| ShopKo Stores | 12,800 [a] | 195,200 |
| Shuffle Master | 7,400 [a] | 256,188 |
| SkyWest | 21,000 | 380,520 |
| Sonic | 16,500 [a] | 505,230 |
| Steak & Shake Co. | 10,200 [a] | 182,070 |
| Standard Motor Products | 10,000 | 121,500 |
| Stein Mart | 15,600 [a] | 128,544 |
| Stride Rite | 17,000 | 193,460 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Consumer Cyclical (continued)** | | | |
| Sturm Ruger | 10,700 | | 121,659 |
| TBC | 10,200 | a | 263,262 |
| Thor Industries | 11,000 | | 618,420 |
| Too | 10,700 | a | 180,616 |
| Toro | 10,600 | | 491,840 |
| Tower Automotive | 15,300 | a | 104,499 |
| Tractor Supply Company | 14,400 | a | 560,016 |
| Triarc Companies, Cl. B | 19,600 | | 211,288 |
| Ultimate Electronics | 2,300 | a | 17,549 |
| Urban Outfitters | 16,200 | a | 600,210 |
| WMS Industries | 9,900 | a | 259,380 |
| Wabash National | 10,800 | a | 316,440 |
| Wet Seal, Cl. A | 7,950 | a | 78,625 |
| Winnebago Industries | 7,700 | | 529,375 |
| Wolverine World Wide | 16,800 | | 342,384 |
| Zale | 11,200 | a | 595,840 |
| | | | **33,685,050** |
| **Consumer Staples—2.4%** | | | |
| American Italian Pasta, Cl. A | 7,200 | a | 301,680 |
| Corn Products International | 15,100 | | 520,195 |
| Delta & Pine Land | 15,200 | | 386,080 |
| Flowers Foods | 19,200 | | 495,360 |
| Hain Celestial Group | 12,600 | a | 292,446 |
| International Multifoods | 8,600 | a | 154,800 |
| J & J Snack Foods | 4,200 | a | 158,592 |
| Lance | 12,600 | | 189,378 |
| Libbey | 6,100 | | 173,728 |
| Nash Finch | 5,500 | | 122,870 |
| Nature's Sunshine Products | 5,200 | | 43,940 |
| Performance Food Group | 17,300 | a | 625,741 |
| Ralcorp Holdings | 12,200 | a | 382,592 |
| United Natural Foods | 7,200 | a | 258,552 |
| WD-40 | 6,500 | | 229,840 |
| | | | **4,335,794** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy—7.5%** | | |
| American States Water | 4,850 | 121,250 |
| Atmos Energy | 19,200 | 466,560 |
| Atwood Oceanics | 4,900 [a] | 156,506 |
| Cabot Oil & Gas | 13,300 | 390,355 |
| Cal Dive International | 15,100 [a] | 364,061 |
| Carbo Ceramics | 6,300 | 322,875 |
| Cascade Natural Gas | 4,100 | 86,469 |
| Cimarex Energy | 17,700 [a] | 472,413 |
| Dril-Quip | 4,300 [a] | 70,090 |
| Energen | 15,300 | 627,759 |
| Evergreen Resources | 16,500 [a] | 536,415 |
| Frontier Oil | 12,500 | 215,250 |
| Hydril | 7,500 [a] | 179,475 |
| Laclede Group | 7,800 | 222,690 |
| NUI | 7,200 | 116,064 |
| New Jersey Resources | 10,700 | 412,057 |
| Newfield Exploration | 23,200 [a] | 1,033,328 |
| Northwest Natural Gas | 10,200 | 313,650 |
| Nuevo Energy | 8,700 [a] | 210,279 |
| Oceaneering International | 10,000 [a] | 280,000 |
| Patina Oil & Gas | 14,393 | 705,113 |
| Piedmont Natural Gas | 13,100 | 569,326 |
| Plains Resources | 6,800 [a] | 109,140 |
| Prima Energy | 5,300 [a] | 186,348 |
| Remington Oil & Gas | 10,100 [a] | 198,869 |
| St. Mary Land & Exploration | 11,600 | 330,600 |
| Southern Union | 28,684 [a] | 527,786 |
| Southwest Gas | 12,000 | 269,400 |
| Southwestern Energy | 15,500 [a] | 370,450 |
| Spinnaker Exploration | 12,400 [a] | 400,148 |
| Stone Energy | 11,100 [a] | 471,195 |
| Swift Energy | 11,600 [a] | 195,460 |
| TETRA Technologies | 9,800 [a] | 237,552 |
| Tom Brown | 18,000 [a] | 580,500 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Energy (continued)** | | | |
| UGI | 17,650 | | 598,335 |
| Unit | 19,000 | a | 447,450 |
| Veritas DGC | 13,400 | a | 140,432 |
| Vintage Petroleum | 25,000 | | 300,750 |
| W-H Energy Services | 10,800 | a | 174,960 |
| | | | **13,411,360** |
| **Health Care—11.5%** | | | |
| Accredo Health | 19,200 | a | 606,912 |
| Advanced Medical Optics | 12,400 | a | 243,660 |
| Alpharma, Cl. A | 21,800 | | 438,180 |
| American Healthways | 12,500 | a | 298,375 |
| American Medical Systems Holdings | 13,400 | a | 292,120 |
| Amerigroup | 10,300 | a | 439,295 |
| AmSurg | 8,000 | a | 303,120 |
| ArQule | 4,300 | a | 20,984 |
| ArthroCare | 6,300 | a | 154,350 |
| Biosite | 7,000 | a | 202,650 |
| CIMA Labs | 5,000 | a | 163,100 |
| CONMED | 12,700 | a | 302,260 |
| Cephalon | 21,900 | a | 1,060,179 |
| Cooper Cos. | 13,400 | | 631,542 |
| CryoLife | 5,500 | a | 31,790 |
| Curative Health Services | 5,200 | a | 71,760 |
| Datascope | 5,800 | | 207,930 |
| Diagnostic Products | 11,500 | | 527,965 |
| Enzo Biochem | 14,225 | a | 254,770 |
| Haemonetics | 10,300 | a | 246,067 |
| Hologic | 6,700 | a | 116,111 |
| Hooper Holmes | 23,400 | | 144,612 |
| ICU Medical | 6,100 | a | 209,108 |
| IDEXX Laboratories | 13,900 | a | 643,292 |
| INAMED | 13,950 | a | 670,437 |
| Integra LifeSciences Holdings | 10,700 | a | 306,341 |
| Invacare | 13,200 | | 532,884 |
| MGI Pharma | 11,700 | a | 481,455 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Medicis Pharmaceutical, Cl. A | 10,800 | 770,040 |
| Mentor | 19,400 | 466,764 |
| Mid Atlantic Medical Services | 19,300 [a] | 1,250,640 |
| Noven Pharmaceuticals | 7,800 [a] | 118,638 |
| Odyssey Heathcare | 13,200 [a] | 386,232 |
| Orthodontic Centers of America | 21,900 [a] | 176,295 |
| Osteotech | 5,300 [a] | 46,640 |
| Owens & Minor | 16,300 | 357,133 |
| Pediatrix Medical Group | 10,100 [a] | 556,409 |
| PolyMedica | 10,900 | 286,779 |
| Possis Medical | 7,400 [a] | 146,150 |
| Priority Healthcare, Cl. B | 17,400 [a] | 419,514 |
| Province Healthcare | 19,200 [a] | 307,200 |
| Regeneron Pharmaceuticals | 19,300 [a] | 283,903 |
| RehabCare Group | 6,700 [a] | 142,442 |
| Renal Care Group | 20,300 [a] | 836,360 |
| ResMed | 12,800 [a] | 531,712 |
| Respironics | 14,500 [a] | 653,805 |
| Savient Pharmaceuticals | 30,300 [a] | 139,683 |
| Sierra Health Services | 12,200 [a] | 334,890 |
| Sola International | 13,300 [a] | 250,040 |
| Sunrise Senior Living | 8,200 [a] | 317,668 |
| Sybron Dental Specialties | 15,700 [a] | 441,170 |
| Techne | 16,200 [a] | 612,036 |
| Theragenics | 11,000 [a] | 60,170 |
| US Oncology | 35,900 [a] | 386,284 |
| United Surgical Partners | 11,000 [a] | 368,280 |
| Viasys Healthcare | 12,100 [a] | 249,260 |
| Vital Signs | 5,500 | 179,850 |
| | | **20,677,236** |
| **Interest Sensitive—13.8%** | | |
| Anchor Bancorp Wisconsin | 10,600 | 263,940 |
| BankUnited Financial, Cl. A | 11,100 [a] | 286,269 |
| Boston Private Financial Holdings | 7,900 | 196,236 |
| Brookline Bancorp | 21,300 | 326,742 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| Capital Automotive | 12,300 | 393,600 |
| Cash America International | 10,000 | 211,800 |
| Centene | 7,700 [a] | 215,677 |
| Chittenden | 14,500 | 487,780 |
| Colonial Properties Trust | 11,400 | 451,440 |
| Commercial Federal | 15,500 | 414,005 |
| Community First Bankshares | 14,100 | 408,054 |
| Delphi Financial Group, Cl. A | 12,300 | 442,800 |
| Dime Community Bancshares | 11,400 | 350,664 |
| Downey Financial | 10,300 | 507,790 |
| East West Bancorp | 9,100 | 488,488 |
| Essex Property Trust | 8,300 | 533,026 |
| Financial Federal | 5,900 [a] | 180,245 |
| First Bancorp | 17,150 | 678,283 |
| First Midwest Bancorp | 19,700 | 638,477 |
| First Republic Bank | 6,700 | 239,860 |
| FirstFed Financial | 7,800 [a] | 339,300 |
| Flagstar Bancorp | 26,200 | 561,204 |
| Fremont General | 32,700 | 552,957 |
| Gables Residential Trust | 10,000 | 347,400 |
| Glenborough Realty Trust | 11,300 | 225,435 |
| Gold Banc | 13,900 | 195,434 |
| Hilb, Rogal & Hamilton | 13,800 | 442,566 |
| Hudson United Bancorp | 19,000 | 702,050 |
| Irwin Financial | 12,100 | 379,940 |
| Jefferies Group | 23,200 | 766,064 |
| Kilroy Realty | 12,500 | 409,375 |
| LandAmerica Financial Group | 7,900 | 412,854 |
| Lexington Corporate Properties Trust | 17,100 | 345,249 |
| MAF Bancorp | 13,600 | 569,840 |
| NCO Group | 10,300 [a] | 234,531 |
| New Century Financial | 15,350 | 608,935 |
| Philadelphia Consolidated Holding | 8,400 [a] | 410,172 |
| Piper Jaffray Companies | 7,800 [a] | 324,246 |
| Presidential Life | 13,100 | 172,396 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Interest Sensitive (continued)** | | |
| Provident Bankshares | 10,900 | 320,896 |
| RLI | 9,700 | 363,362 |
| Republic Bancorp | 22,860 | 308,381 |
| Rewards Network | 10,700 [a] | 114,062 |
| Riggs National | 8,500 | 140,505 |
| SWS Group | 7,800 | 138,840 |
| Seacoast Financial Services | 9,400 | 257,654 |
| Selective Insurance Group | 11,000 | 355,960 |
| Shurgard Storage Centers, Cl. A | 19,500 | 734,175 |
| South Financial Group | 23,600 | 657,496 |
| Southwest Bancorporation of Texas | 12,900 | 501,165 |
| Staten Island Bancorp | 22,200 | 499,500 |
| Sterling Bancshares | 19,700 | 262,601 |
| Stewart Information Services | 7,200 | 291,960 |
| Susquehanna Bancshares | 16,000 | 400,160 |
| Trustco Bank | 29,200 | 383,980 |
| UCBH Holdings | 18,700 | 728,739 |
| UICI | 16,700 [a] | 221,776 |
| Umpqua Holdings | 12,700 | 264,033 |
| United Bankshares | 18,800 | 586,560 |
| Waypoint Financial | 14,250 | 309,082 |
| Whitney Holding | 15,800 | 647,642 |
| Wintrust Financial | 7,100 | 320,210 |
| Zenith National Insurance | 8,400 | 273,420 |
| | | **24,797,283** |
| **Internet−.6%** | | |
| j2 Global Communications | 10,500 [a] | 260,085 |
| Netegrity | 15,300 [a] | 157,743 |
| PC-Tel | 8,200 [a] | 87,002 |
| Verity | 16,700 [a] | 278,723 |
| WebEx Communications | 18,500 [a] | 371,850 |
| | | **1,155,403** |
| **Producer Goods & Services−20.0%** | | |
| A. Schulman | 11,600 | 247,312 |
| A.M. Castle | 1,300 [a] | 9,490 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods & Services (continued)** | | |
| A.O. Smith | 12,300 | 431,115 |
| AAR | 13,400 a | 200,330 |
| Acuity Brands | 17,500 | 451,500 |
| Alliant Techsystems | 15,500 a | 895,280 |
| Apogee Enterprises | 6,600 | 74,910 |
| Applied Industrial Technologies | 8,600 | 205,196 |
| AptarGroup | 15,200 | 592,800 |
| Arch Chemicals | 8,600 | 220,676 |
| Arkansas Best | 10,400 | 326,456 |
| Astec Industries | 5,000 a | 61,350 |
| Baldor Electric | 14,000 | 319,900 |
| Barnes Group | 10,000 | 323,100 |
| Belden | 10,500 | 221,445 |
| Brady, Cl. A | 9,700 | 395,275 |
| Briggs & Stratton | 9,400 | 633,560 |
| Brush Engineered Materials | 7,700 a | 117,887 |
| Buckeye Technologies | 9,800 | 98,490 |
| Building Materials Holding | 6,900 | 107,157 |
| Butler Manufacturing | 1,500 | 33,000 |
| C&D Technologies | 9,700 | 185,949 |
| CUNO | 6,700 a | 301,701 |
| Cable Design Technologies | 17,600 a | 158,224 |
| Cambrex | 9,800 | 247,548 |
| Caraustar Industries | 9,400 a | 129,720 |
| Century Aluminum | 9,200 a | 174,892 |
| Champion Enterprises | 22,800 a | 159,600 |
| Chesapeake | 6,800 | 180,064 |
| Clarcor | 10,900 | 480,690 |
| Cleveland-Cliffs | 4,400 a | 224,180 |
| Commercial Metals | 12,400 | 376,960 |
| Commonwealth Industries | 9,400 | 94,376 |
| Cubic | 10,000 | 230,000 |
| Curtiss-Wright | 9,000 | 405,090 |
| DRS Technologies | 10,600 a | 294,468 |
| Deltic Timber | 4,000 | 121,600 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods & Services (continued)** | | |
| EDO | 7,300 | 179,945 |
| ElkCorp | 7,500 | 200,250 |
| Emcor Group | 5,400 [a] | 237,060 |
| Engineered Support Systems | 10,225 | 562,988 |
| Florida Rock Industries | 12,200 | 669,170 |
| Forward Air | 9,300 [a] | 255,750 |
| Gardner Denver | 7,100 [a] | 169,477 |
| Georgia Gulf | 14,200 | 410,096 |
| Griffon | 13,100 [a] | 265,406 |
| H.B. Fuller | 11,200 | 333,088 |
| Heartland Express | 19,800 | 478,962 |
| Hughes Supply | 10,300 | 511,086 |
| IDEX | 14,100 | 586,419 |
| IMCO Recycling | 4,900 [a] | 48,461 |
| Insituform Technologies, Cl. A | 7,800 [a] | 128,700 |
| Intermagnetics General | 6,100 [a] | 135,176 |
| InVision Technologies | 6,800 [a] | 228,276 |
| Ionics | 5,600 [a] | 178,360 |
| JLG Industries | 17,200 | 261,956 |
| Kaman, Cl. A | 9,400 | 119,662 |
| Kansas City Southern | 21,500 [a] | 307,880 |
| Kaydon | 11,200 | 289,408 |
| Kirby | 9,800 [a] | 341,824 |
| Knight Transportation | 15,500 [a] | 397,575 |
| Landstar System | 12,900 [a] | 490,716 |
| Lawson Products | 4,600 | 152,628 |
| Lennox International | 24,400 | 407,480 |
| Lindsay Manufacturing | 4,400 | 111,100 |
| Lone Star Technologies | 8,600 [a] | 137,428 |
| Lydall | 7,300 [a] | 74,387 |
| M.D.C. Holdings | 12,250 | 790,125 |
| MacDermid | 12,800 | 438,272 |
| Manitowoc | 9,700 | 302,640 |
| Massey Energy | 28,500 | 592,800 |
| Maverick Tube | 15,500 [a] | 298,375 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods & Services (continued)** | | |
| Milacron | 1,500 | 6,255 |
| Moog, Cl. A | 7,600 [a] | 375,440 |
| Mueller Industries | 13,600 [a] | 467,296 |
| Myers Industries | 11,875 [a] | 143,925 |
| NVR | 2,900 [a] | 1,351,400 |
| OM Group | 11,600 [a] | 303,804 |
| Offshore Logistics | 9,500 [a] | 232,940 |
| Omnova Solutions | 5,800 [a] | 27,840 |
| Penford | 5,300 | 72,769 |
| PolyOne | 28,200 | 180,198 |
| Pope & Talbot | 4,400 | 77,484 |
| Quaker Chemical | 4,600 | 141,450 |
| Quanex | 7,200 | 331,920 |
| RTI International Metals | 8,800 [a] | 148,456 |
| Regal Beloit | 10,000 | 220,000 |
| Reliance Steel & Aluminum | 13,600 | 451,656 |
| Robins & Myers | 5,500 | 104,445 |
| Rock-Tenn, Cl. A | 15,100 | 260,626 |
| Rogers | 6,300 [a] | 277,956 |
| Ryerson Tull | 7,500 | 85,875 |
| Ryland Group | 10,100 | 895,264 |
| Schweitzer-Mauduit International | 7,000 | 208,460 |
| Seacor Smit | 6,300 [a] | 264,789 |
| Simpson Manufacturing | 10,500 | 534,030 |
| Skyline | 3,600 | 125,532 |
| Standard Pacific | 13,800 | 669,990 |
| Standex International | 5,700 | 159,600 |
| Steel Dynamics | 19,500 [a] | 458,055 |
| Steel Technologies | 5,800 | 102,602 |
| Stewart & Stevenson Services | 11,300 | 158,765 |
| SurModics | 7,800 [a] | 186,420 |
| Technitrol | 14,300 | 296,582 |
| Teledyne Technologies | 13,500 [a] | 254,475 |
| Texas Industries | 7,000 | 259,000 |
| Thomas Industries | 6,800 | 235,688 |
| Timken | 33,600 | 674,016 |
| Tredegar | 15,500 | 240,715 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Producer Goods & Services (continued)** | | | |
| Triumph Group | 6,500 | a | 236,600 |
| URS | 13,800 | a | 345,138 |
| USF | 11,000 | | 376,090 |
| United Stationers | 14,300 | a | 585,156 |
| Universal Forest Products | 7,600 | | 244,568 |
| Valmont Industries | 10,000 | | 231,500 |
| Watsco | 11,300 | | 256,849 |
| Watts Water Technologies | 12,600 | | 279,720 |
| Wellman | 14,000 | | 142,940 |
| Wilson Greatbatch Technologies | 7,600 | a | 321,252 |
| Wolverine Tube | 5,600 | a | 35,280 |
| Woodward Governor | 5,200 | | 295,516 |
| Yellow Roadway | 19,771 | a | 715,117 |
| | | | **35,875,661** |
| **Services—8.7%** | | | |
| ABM Industries | 20,700 | | 360,387 |
| ADVO | 12,350 | | 392,236 |
| Aaron Rents | 14,200 | | 285,846 |
| Administaff | 10,400 | a | 180,752 |
| American Management Systems | 18,500 | a | 278,795 |
| Arbitron | 12,500 | a | 521,500 |
| Armor Holdings | 12,000 | a | 315,720 |
| BARRA | 8,400 | | 298,116 |
| Boston Communications Group | 9,400 | a | 87,326 |
| Bowne & Co. | 10,800 | | 146,448 |
| CACI International, Cl. A | 11,800 | a | 573,716 |
| CDI | 7,500 | | 245,625 |
| Central Parking | 11,000 | | 164,230 |
| Ciber | 27,100 | a | 234,686 |
| Consolidated Graphics | 6,100 | a | 192,638 |
| Cross Country HealthCare | 12,600 | a | 187,992 |
| eFunds | 19,800 | a | 343,530 |
| 4Kids Entertainment | 6,200 | a | 161,324 |
| FactSet Research Systems | 13,700 | | 523,477 |
| G & K Services, Cl. A | 8,900 | | 327,075 |
| Global Payments | 15,200 | | 716,224 |
| Heidrick & Struggles International | 7,200 | a | 156,960 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Services (continued)** | | | |
| ITT Educational Services | 18,600 | a | 873,642 |
| Information Holdings | 7,500 | a | 165,750 |
| Insurance Auto Auction | 4,300 | a | 56,115 |
| John H. Harland | 11,800 | | 322,140 |
| Kroll | 17,000 | a | 442,000 |
| Labor Ready | 17,300 | a | 226,630 |
| MAXIMUS | 9,100 | a | 356,083 |
| MICROS Systems | 7,500 | a | 325,200 |
| ManTech International | 12,500 | a | 311,875 |
| MemberWorks | 5,100 | a | 138,567 |
| Mobile Mini | 6,000 | a | 118,320 |
| NDCHealth | 14,800 | | 379,176 |
| New England Business Service | 6,100 | | 179,950 |
| PAREXEL International | 11,300 | a | 183,738 |
| PRG-Schultz International | 17,000 | a | 83,300 |
| Paxar | 17,000 | a | 227,800 |
| Pegasus Solutions | 6,100 | a | 63,867 |
| Pharmaceutical Product Development | 21,300 | a | 574,461 |
| Pre-Paid Legal Services | 7,600 | a | 198,512 |
| Regis | 18,400 | | 727,168 |
| Roto-Rooter | 3,900 | | 179,790 |
| Shaw Group | 20,500 | a | 279,210 |
| Sourcecorp | 6,800 | a | 174,284 |
| Spherion | 21,000 | a | 205,590 |
| Standard Register | 12,100 | | 203,643 |
| StarTek | 6,100 | | 248,819 |
| Tetra Tech | 21,800 | a | 541,948 |
| Thomas Nelson | 6,400 | | 123,712 |
| Volt Information Sciences | 6,400 | a | 144,640 |
| Waste Connections | 11,800 | a | 445,686 |
| Watson Wyatt & Company Holdings | 13,700 | a | 330,855 |
| | | | **15,527,074** |
| **Technology—14.8%** | | | |
| ANSYS | 6,600 | a | 262,020 |
| ATMI | 12,300 | a | 284,622 |
| Actel | 10,200 | a | 245,820 |
| Adaptec | 42,000 | a | 370,860 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Technology (continued)** | | | |
| Advanced Energy Industries | 13,000 | a | 338,650 |
| Aeroflex | 25,600 | a | 299,264 |
| Agilysys | 14,000 | | 156,100 |
| Alliance Semiconductor | 8,900 | a | 63,279 |
| Analogic | 5,000 | | 205,000 |
| Anixter International | 15,500 | a | 401,140 |
| Artesyn Technologies | 16,300 | a | 138,876 |
| Audiovox, Cl. A | 10,300 | a | 132,252 |
| Avid Technology | 13,200 | a | 633,600 |
| Axcelis Technologies | 41,900 | a | 428,218 |
| BEI Technologies | 7,100 | | 142,000 |
| Bel Fuse, Cl. B | 5,500 | | 179,465 |
| Bell Microproducts | 11,000 | a | 99,660 |
| Benchmark Electronics | 17,400 | a | 605,694 |
| Black Box | 8,000 | | 368,560 |
| Brooks Automation | 15,800 | a | 381,886 |
| C-COR.net | 15,800 | a | 175,854 |
| CTS | 14,200 | | 163,300 |
| Captaris | 14,000 | a | 78,680 |
| Carreker | 10,700 | a | 149,907 |
| Catapult Communications | 5,000 | a | 72,500 |
| Cerner | 14,700 | a | 556,395 |
| Checkpoint Systems | 14,400 | a | 272,304 |
| Cognex | 16,300 | | 460,312 |
| Coherent | 10,500 | a | 249,900 |
| Cohu | 7,800 | | 149,370 |
| Coinstar | 8,800 | a | 158,928 |
| Concord Communications | 7,300 | a | 145,781 |
| Cymer | 13,400 | a | 618,946 |
| DSP Group | 12,400 | a | 308,884 |
| Dendrite International | 17,400 | a | 272,658 |
| Digi International | 8,600 | a | 82,560 |
| Dionex | 9,300 | a | 427,986 |
| DuPont Photomasks | 5,500 | a | 132,770 |
| ESS Technology | 17,500 | a | 297,675 |
| Electro Scientific Industries | 11,300 | a | 268,940 |
| Epiq Systems | 8,200 | a | 140,466 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Technology (continued)** | | | |
| Esterline Technologies | 9,200 | a | 245,364 |
| Exar | 15,100 | a | 257,908 |
| FEI | 13,200 | a | 297,000 |
| FLIR Systems | 13,800 | a | 503,700 |
| FileNet | 14,300 | a | 387,244 |
| Gerber Scientific | 10,700 | a | 85,172 |
| Global Imaging Systems | 9,500 | a | 301,625 |
| Harmonic | 24,500 | a | 177,625 |
| Helix Technology | 9,300 | | 191,394 |
| Hutchinson Technology | 10,800 | a | 331,992 |
| Hyperion Solutions | 16,100 | a | 485,254 |
| Imagistics International | 7,500 | a | 281,250 |
| Input/Output | 15,900 | a | 71,709 |
| Inter-Tel | 11,200 | | 279,776 |
| Intrado | 4,700 | a | 103,165 |
| Itron | 8,500 | a | 156,060 |
| JDA Software Group | 12,900 | a | 212,979 |
| Keithley Instruments | 6,800 | | 124,440 |
| Kopin | 26,100 | a | 175,131 |
| Kronos | 12,100 | a | 479,281 |
| Kulicke & Soffa Industries | 22,600 | a | 324,988 |
| MRO Software | 10,400 | a | 139,984 |
| Manhattan Associates | 13,300 | a | 367,612 |
| MapInfo | 6,000 | a | 60,480 |
| Meade Instruments | 7,100 | a | 24,495 |
| Mercury Computer Systems | 8,800 | a | 219,120 |
| Methode Electronics, Cl. A | 15,900 | | 194,457 |
| Microsemi | 13,200 | a | 324,456 |
| Midway Games | 10,800 | a | 41,904 |
| NYFIX | 12,700 | a | 100,965 |
| Network Equipment Technologies | 10,500 | a | 115,500 |
| Park Electrochemical | 8,000 | | 211,920 |
| Pericom Semiconductor | 8,400 | a | 89,544 |
| Phoenix Technologies | 9,400 | a | 75,952 |
| Photon Dynamics | 6,200 | a | 249,488 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Technology (continued)** | | | |
| Photronics | 13,500 | a | 268,920 |
| Pinnacle Systems | 23,200 | a | 197,896 |
| Planar Systems | 6,900 | a | 167,808 |
| Power Integrations | 11,900 | a | 398,174 |
| Progress Software | 14,400 | a | 294,624 |
| Radiant Systems | 10,000 | a | 84,100 |
| RadiSys | 7,400 | a | 124,764 |
| Rainbow Technologies | 13,400 | a | 150,884 |
| Roper Industries | 15,000 | a | 738,900 |
| Roxio | 7,500 | a | 35,925 |
| Rudolph Technologies | 5,700 | a | 139,878 |
| SBS Technologies | 6,300 | a | 92,673 |
| SCM Microsystems | 3,300 | a | 25,476 |
| SPSS | 7,200 | a | 128,736 |
| Serena Software | 17,400 | a | 319,290 |
| Skyworks Solutions | 57,500 | a | 500,250 |
| Standard Microsystems | 8,000 | a | 202,400 |
| Supertex | 6,900 | a | 131,790 |
| Symmetricom | 12,300 | a | 89,544 |
| Systems & Computer Technology | 14,800 | a | 241,980 |
| TALX | 6,000 | | 138,180 |
| THQ | 14,000 | a | 236,740 |
| Take-Two Interactive Software | 19,000 | a | 547,390 |
| Three-Five Systems | 3,200 | a | 16,768 |
| Tollgrade Communications | 5,500 | a | 96,415 |
| Trimble Navigation | 13,200 | a | 491,568 |
| Ultratech | 9,500 | a | 279,015 |
| Varian Semiconductor Equipment Associates | 13,700 | a | 598,553 |
| Veeco Instruments | 12,500 | a | 352,500 |
| ViaSat | 10,800 | a | 206,712 |
| Vicor | 14,200 | a | 162,022 |
| Websense | 9,500 | a | 277,780 |
| X-Rite | 9,700 | | 109,804 |
| Zix | 6,000 | a | 52,140 |
| | | | **26,509,615** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities—1.4%** | | |
| Avista | 20,000 | 362,400 |
| CH Energy Group | 6,300 | 295,470 |
| Central Vermont Public Service | 5,500 | 129,250 |
| Cleco | 19,600 | 352,408 |
| Commonwealth Telephone Enterprises | 9,400 a | 354,850 |
| El Paso Electric | 17,300 a | 230,955 |
| General Communication, Cl. A | 19,000 a | 165,300 |
| Green Mountain Power | 2,100 | 49,560 |
| UIL Holdings | 5,800 | 261,580 |
| UniSource Energy | 13,500 | 332,910 |
| | | **2,534,683** |
| **Total Common Stocks** | | |
| (cost $144,359,991) | | **178,629,309** |

| Short-Term Investments—.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreement—.7%** | | |
| Greenwich Capital Markets, Tri-Party Repurchase Agreement, .85%, dated 12/31/2003, due 1/2/2004 in the amount of $1,218,058 (fully collateralized by $1,235,000 of various U.S. Government Agency Obligations, value $1,244,693) | 1,218,000 | **1,218,000** |
| **U.S. Treasury Bills—.2%** | | |
| .88%, 1/2/2004 | 110,000 | 110,000 |
| .91%, 1/22/2004 | 125,000 b | 124,945 |
| .87%, 2/12/2004 | 200,000 b | 199,816 |
| | | **434,761** |
| **Total Short-Term Investments** | | |
| (cost $1,652,727) | | **1,652,761** |

| | | |
|---|---|---|
| **Total Investments** (cost $146,012,718) | **100.5%** | **180,282,070** |
| **Liabilities, Less Cash and Receivables** | **(.5%)** | **(828,239)** |
| **Net Assets** | **100.0%** | **179,453,831** |

a Non-income producing.
b Partially held by a broker in a segregated account as collateral for open financial futures positions.
See notes to financial statements.

# STATEMENT OF FINANCIAL FUTURES

December 31, 2003

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized (Depreciation) at 12/31/2003 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| Russell 2000 | 2 | 557,200 | March 2004 | **(4,050)** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments–Note 1(b) | 146,012,718 | 180,282,070 |
| Cash | | 1,777,401 |
| Dividends and interest receivable | | 116,973 |
| Receivable for shares of Beneficial Interest subscribed | | 91,225 |
| Receivable for investment securities sold | | 26,678 |
| | | **182,294,347** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates | | 87,135 |
| Payable for investment securities purchased | | 2,624,029 |
| Payable for shares of Beneficial Interest redeemed | | 114,498 |
| Payable for futures variation margin–Note 4 | | 14,854 |
| | | **2,840,516** |
| **Net Assets ($)** | | **179,453,831** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 150,669,731 |
| Accumulated undistributed investment income–net | | 23,306 |
| Accumulated net realized gain (loss) on investments | | (5,504,508) |
| Accumulated net unrealized appreciation (depreciation) on investments [including ($4,050) net unrealized (depreciation) on financial futures] | | 34,265,302 |
| **Net Assets ($)** | | **179,453,831** |
| **Shares Outstanding** | | |
| (unlimited number of $.001 par value shares of Beneficial Interest authorized) | | 13,690,310 |
| **Net Asset Value,** offering and redemption price per share ($) | | **13.11** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended December 31, 2003

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $304 foreign taxes withheld at source) | 848,236 |
| Interest | 21,779 |
| **Total Income** | **870,015** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 327,764 |
| Distribution fees–Note 3(b) | 234,117 |
| Interest expense–Note 2 | 1,379 |
| **Total Expenses** | **563,260** |
| **Investment Income–Net** | **306,755** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (690,011) |
| Net realized gain (loss) on financial futures | 593,511 |
| **Net Realized Gain (Loss)** | **(96,500)** |
| Net unrealized appreciation (depreciation) on investments [including ($4,050) net unrealized depreciation on financial futures] | 32,978,415 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **32,881,915** |
| **Net Increase in Net Assets Resulting from Operations** | **33,188,670** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002[a] |
| **Operations ($):** | | |
| Investment income−net | 306,755 | 64,341 |
| Net realized gain (loss) on investments | (96,500) | (4,532,676) |
| Net unrealized appreciation (depreciation) on investments | 32,978,415 | 1,286,887 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **33,188,670** | **(3,181,448)** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net | (277,744) | (60,511) |
| Net realized gain on investments | (883,850) | − |
| **Total Dividends** | **(1,161,594)** | **(60,511)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold | 198,696,676 | 86,649,964 |
| Dividends reinvested | 1,161,594 | 60,511 |
| Cost of shares redeemed | (94,525,311) | (41,374,720) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **105,332,959** | **45,335,755** |
| **Total Increase (Decrease) in Net Assets** | **137,360,035** | **42,093,796** |
| **Net Assets ($):** | | |
| Beginning of Period | 42,093,796 | − |
| **End of Period** | **179,453,831** | **42,093,796** |
| Undistributed investment income−net | 23,306 | 954 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 17,713,708 | 8,535,211 |
| Shares issued for dividends reinvested | 89,497 | 6,251 |
| Shares redeemed | (8,504,999) | (4,149,358) |
| **Net Increase (Decrease) in Shares Outstanding** | **9,298,206** | **4,392,104** |

[a]  *From May 1, 2002 (commencement of operations) to December 31, 2002.*
*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002[a] |
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 9.58 | 12.50 |
| Investment Operations: | | |
| Investment income−net[b] | .04 | .03 |
| Net realized and unrealized gain (loss) on investments | 3.58 | (2.94) |
| Total from Investment Operations | 3.62 | (2.91) |
| Distributions: | | |
| Dividends from investment income−net | (.02) | (.01) |
| Dividends from net realized gain on investments | (.07) | − |
| Total Distributions | (.09) | (.01) |
| Net asset value, end of period | 13.11 | 9.58 |
| **Total Return (%)** | 37.78 | (23.25)[c] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of expenses to average net assets | .60 | .40[c] |
| Ratio of net investment income to average net assets | .33 | .27[c] |
| Portfolio Turnover Rate | 32.49 | 117.52[c] |
| Net Assets, end of period ($ x 1,000) | 179,454 | 42,094 |

[a]  *From May 1, 2002 (commencement of operations) to December 31, 2002.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Small Cap Stock Index Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to match the performance of the Standard & Poor's SmallCap 600 Index. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

**(d) Federal income taxes:** It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $203,885, accumulated capital gains $95,272 and unrealized appreciation $28,480,893.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $753,258 and $60,511 and long-term capital gains $408,336 and $0.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio decreased accumulated undistributed investment income-net by $6,659, increased accumulated net realized gain (loss) on investments by $5,642 and increased paid-in capital by $1,017. Net assets were not affected by this reclassification

### NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the

Facility during the period ended December 31, 2003 was approximately $90,800, with a related weighted average annualized interest rate of 1.52%.

### NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Advisory Agreement ("Agreement") with the Manager, the investment advisory fee is computed at the annual rate of .35 of 1% of the value of the portfolio's average daily net assets and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all of the expenses of the portfolio except management fees, Distribution Plan fees, taxes, interest expenses, brokerage commissions, fees and expenses of independent counsel to the portfolio and the non-interested Board members, and extraordinary expenses. In addition, the Manager has also agreed to reduce its fee in an amount equal to the portfolio's allocated portion of the accrued fees and expenses of non-interested board members and fees and expenses of independent counsel to the portfolio.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the portfolio pays the Distributor for distributing their shares, for servicing and/or maintaining shareholder accounts and for advertising and marketing. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the portfolio's average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, the portfolio was charged $234,117 pursuant to the Plan.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended December 31, 2003, amounted to $134,809,454 and $30,374,184, respectively.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2003, are set forth in the Statement of Financial Futures.

At December 31, 2003, the cost of investments for federal income tax purposes was $151,797,127; accordingly, accumulated net unrealized appreciation on investments was $28,484,943, consisting of $34,992,111 gross unrealized appreciation and $6,507,168 gross unrealized depreciation.

# REPORT OF INDEPENDENT AUDITORS

**Shareholders and Board of Trustees**
**Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio**

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2003, and the related statement of operations for the year then ended and the statement of changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio at December 31, 2003, the results of its operations for the year then ended and the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New York, New York
February 5, 2004

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $.0310 per share as a long-term capital gain distribution of the $.0881 per share paid on December 22, 2003. The portfolio also designates 83.02% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (60)**
**Chairman of the Board (1998)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

*No. of Portfolios for which Board Member Serves:* 186

---

**Clifford L. Alexander, Jr. (70)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 65

---

**Lucy Wilson Benson (76)**
**Board Member (1998)**

*Principal Occupation During Past 5 Years:*
• President of Benson and Associates, consultants to business and government (1980-present)

*Other Board Memberships and Affiliations:*
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

*No. of Portfolios for which Board Member Serves:* 39

**David W. Burke  (67)**
**Board Member  (2003)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 83

————————

**Whitney I. Gerard  (69)**
**Board Member  (2003)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 37

————————

**Arthur A. Hartman  (77)**
**Board Member  (2003)**

*Principal Occupation During Past 5 Years:*
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

*Other Board Memberships and Affiliations:*
• APCO Associates, Inc., Senior Consultant

*No. of Portfolios for which Board Member Serves:* 37

————————

**George L. Perry  (69)**
**Board Member  (2003)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*Other Board Memberships and Affiliations:*
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 37

————————

*Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

**ROBERT R. MULLERY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 81 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprising 73 portfolios) managed by the Manager. He is 35 years old and had been an employee of the Manager since November 1992.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

# For More Information

To obtain information:

**By telephone**
Call
1-800-554-4611 or
516-338-3300

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

**Dreyfus Investment Portfolios,**
**Small Cap Stock Index Portfolio**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 410AR1203